

2022 Annual Report

POTBELLY CORPORATION



Dear Potbelly Stockholders,

I am proud to report on our exceptional performance in 2022. It was a year of significant growth and continued momentum for Potbelly. Our team members demonstrated unwavering dedication to delivering superior and differentiated customer experiences that embody our brand's commitment to quality food and "good vibes" service. Our people make the difference and without their efforts, we would not have achieved the record performance that we did.

We delivered annual revenues and Average Unit Volumes (AUVs) at the highest levels in the brand's history and we did so despite the challenges posed by the macroeconomic environment, such as the first quarter impact of Omicron and ongoing supply chain and inflationary pressures. In addition, we saw continued strength in our digital business and solid performance across our Suburban, Central Business District (CBD), and Airport locations. These elements served as tailwinds for our business. Our marketing and operational initiatives implemented throughout the year further enhanced our execution. On the operating side, initiatives included the rollout of our enhanced training programs, enhancement of our hours-based labor guide, expansion of digital tipping, and the introduction of Potbelly Digital Kitchen or PDK. In marketing, our craveable LTOs, increased emphasis on our Perks loyalty program and digital-only promotions, as well as expanded use of digital media all contributed to the strong customer engagement, satisfaction and retention we witnessed.

2022 Financial Performance

Our success in 2022 is directly attributable to the execution of our Five-Pillar strategy. In fiscal 2022, total revenues were $452 million, an increase of 19% compared to 2021, with AUVs of $22,464, both of which mark all-time records for Potbelly. Same-store sales grew by 18.5%, driven by strength in performance across shop types and channels. Net Income for the year was $4.3 million and Adjusted EBITDA was $15.7 million, each marking meaningful improvement and clearly underscoring the Company's strong financial performance. Our strategy has and will continue to serve as the foundation for our growth and success as we advance towards our next phase of growth.

2024 Targets and Franchise Growth Acceleration Initiative

We continue to build towards our previously stated 2024 growth objectives: to increase AUVs to $1.3 million, achieve shop level margins of greater than 16%, and attain an annual unit growth rate of at least 10% through franchising. We have made significant progress towards these 2024 goals in the past year, and I have full confidence in our team and the Company's ability to achieve them.

Our franchise growth acceleration initiative has been a significant contributor to our progress. We remain squarely focused on our plan to refranchise approximately 25% of our shops and our longer-term objective to grow to over 2,000 units across the United States.

We have enjoyed strong and consistent interest in the Potbelly franchising opportunity, having signed 51 new shop commitments across multiple regions in 2022 alone, with significant white space still available across the country. In the early part of 2023, our franchise momentum gained further strength, and we recently closed our first refranchising agreement coupled with a new shop development deal in New York City. The leadership team and I have continued to advance our franchise development through accelerated lead generation, franchise sales activity and regularly held Discovery Days, where we meet with franchise candidates helping them gain a greater



understanding of all Potbelly has to offer and discuss their desire to join our system. Potbelly's compelling opportunity has attracted a growing and highly active pipeline of franchise candidates. We are excited by our progress towards our franchising and refranchising initiatives and the value they will create.

Outlook for 2023

Looking ahead, we remain committed to delivering Traffic-Driven growth, further investment in marketing initiatives, ongoing operational improvements and continued franchise and refranchising momentum. Given the strength we have seen thus far in 2023, we expect to achieve record AUVs, same-store sales growth in the high single-digits, and shop-level margins in the low teens.

We are well prepared to continue delivering towards long-term growth, while maintaining the highest standard of service and quality for our customers. We have great confidence in the power of the Potbelly brand, our 5-Pillar strategic plan, the talented team we've assembled, and our current and future trajectory of the Company. As a result, we are confident in our ability to achieve our 2024 goals and to enhance value for each of our stakeholders. I, and our team, wish you a safe and healthy year and thank you for your continued support of Potbelly.

Sincerely,

Robert D. Wright
President and Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 25, 2022

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission file number 001-36104

POTBELLY CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	**36-4466837**
(State or Other Jurisdiction of Incorporation)	(I.R.S. Employer Identification No.)
111 N. Canal Street, Suite 325	
Chicago, Illinois	**60606**
(Address of Principal Executive Offices)	**(Zip Code)**

Registrant's Telephone Number, Including Area Code: (312) 951-0600

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.01 par value	PBPB	The NASDAQ Stock Market LLC
		(Nasdaq Global Select Market)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months, and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically, every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files.) Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Smaller reporting company	☒
Emerging growth company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. Yes ☒ No ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

As of June 26, 2022, the last trading day of the registrant's most recently completed second fiscal quarter, the aggregate market value of the registrant's outstanding common equity held by non-affiliates was $147.1 million, based on the closing price of the registrant's common stock on such date as reported on the Nasdaq Global Select Market. For the purposes of this computation, shares held by directors and executive officers of the registrant have been excluded. Such exclusion is not intended, nor shall it be deemed, to be an admission that such persons are affiliates of the registrant.

As of February 19, 2023, 28,921,520 shares of the registrant's common stock were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement for its 2023 Annual Meeting to be filed with the Securities and Exchange Commission not later than 120 days after the end of the year covered by this Annual Report are incorporated by reference into Part III of this Annual Report.

Potbelly Corporation and Subsidiaries
Table of Contents

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

Forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), are made throughout this Annual Report and are intended to come within the safe harbor protection provided by those sections. These forward-looking statements can generally be identified by the use of forward-looking terminology, including the terms "believes," "estimates," "anticipates," "expects," "strives," "goal," "seeks," "projects," "intends," "forecasts," "plans," "may," "will" or "should" or, in each case, their negative or other variations or comparable terminology. They appear in a number of places throughout this Annual Report and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the industry in which we operate.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We believe that these risks and uncertainties include, but are not limited to, those described in "Risk Factors" in Item 1A, which include, but are not limited to, the following:

- competition in the restaurant industry, which is highly competitive and includes many larger, more well-established companies;

- changes in economic conditions, including the effects of consumer confidence and discretionary spending;

- our ability to successfully implement our business strategy;

- our reliance on a limited number of suppliers for our major products and on a distribution network with a limited number of distribution partners for the majority of our national distribution program;

- the potential future impact of COVID-19 on our business and results of operations;

- the future cost and availability of credit, and the liquidity or operations of our suppliers and other service providers;

- fluctuation in price and availability of commodities, including but not limited to items such as beef, poultry, grains, dairy and produce and energy supplies, where prices could increase or decrease more than we expect;

- our ability to successfully identify, open and operate new shops (which is dependent upon various factors such as the availability of attractive sites for new shops);

- our ability to negotiate suitable lease terms, terminate on acceptable terms or sublease or assign leases for underperforming shops;

- our ability to identify new franchises and open and operated new shops;

- our ability to control construction and development costs and obtain capital to fund such costs;

- our ability to recruit, train and retain qualified operating personnel;

- changes in consumer tastes and lack of acceptance or awareness of our brand in existing or new markets;

- failure of our marketing efforts to attract and retain customers;

- risks of food safety and food-borne illnesses and other health concerns about our food;

- damage to our reputation caused by, for example, any perceived reduction in the quality of our food, service or staff or an adverse change in our culture;

- the seasonality of our business;

- demographic trends;

- traffic patterns and our ability to effectively respond in a timely manner to changes in traffic patterns;

- the cost of advertising and media;

- inflation or deflation, unemployment rates, interest rates, and increases in various costs, such as real estate and insurance costs;

- our ability to offset higher labor costs;

- adverse weather conditions, local strikes, natural disasters and other disasters, especially in local or regional areas in which our shops are concentrated;

- our ability to grow our digital business;

- litigation or legal complaints alleging, among other things, illness, injury or violations of federal and state workplace and employment laws and our ability to obtain and maintain required licenses and permits;

- government actions and policies; tax and other legislation; regulation of the restaurant industry; and accounting standards or pronouncements;

- security breaches of confidential customer information in connection with our electronic processing of credit and debit card transactions or the failure of our information technology system;

- actions taken by activist stockholders;

- our ability to adequately protect our intellectual property;

- the costs associated with complying or meeting environmental, social and governance regulations and stakeholder expectations;

- the impact of climate-related risks on our financial results, leased premises and operations; and

- other factors discussed under "Business" in Item 1, "Risk Factors" in Item 1A and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Item 7.

These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements included in this document. These risks and uncertainties, as well as other risks of which we are not aware or which we currently do not believe to be material, may cause our actual future results to be materially different than those expressed in our forward-looking statements. We do not undertake to update our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

PART I

ITEM 1.   BUSINESS

The Neighborhood Sandwich Shop

Potbelly Corporation is a sandwich concept that has been feeding customers' smiles with warm, toasty sandwiches, signature salads, hand-dipped shakes, freshly-baked cookies and other fresh menu items, customized just the way customers want them, for more than 40 years. Potbelly promises Fresh, Fast & Friendly service in a welcoming environment that reflects the local neighborhood. Our employees are trained to engage with our customers in a genuine way to provide a personalized experience. We believe the combination of our great food, people and atmosphere creates a devoted base of Potbelly fans.

We believe that a key to our past and future success is our culture. It is embodied in The Potbelly Advantage, which is an expression of our Vision, Mission and Values, and the foundation of everything we do. Our Vision is to be your moment of escape, thanks to our relaxing shop, friendly faces, and toasty sandwiches. Our Mission is to help people love lunch. Our Values embody both how we lead and how we behave and form the cornerstone of our culture. We use simple language that resonates from the frontline associate to the most senior levels of the organization, creating shared expectations and accountabilities in how we approach our day-to-day activities. We strive to be a fun, friendly and hardworking group of people who enjoy taking care of our customers, while at the same time taking care of each other.

As of December 25, 2022, we had 429 shops in 31 states and the District of Columbia. Of these, the company operates 384 shops and franchisees operate 45 shops.

Our History

Potbelly started in 1977 as a small antique store on Lincoln Avenue in Chicago. To boost sales, the original owner began offering toasty warm sandwiches to customers. Soon, people who had no interest in antiques were stopping by to enjoy the delicious sandwiches, homemade desserts and live music featured in the shop. As time passed, Potbelly became a well-known neighborhood destination with a loyal following of regulars and frequent lines out the door.

Potbelly opened its second shop in 1997 and continued to open shops in more neighborhoods reaching 100 shops in 2005, 200 shops in 2008, 300 shops in 2013 and 400 shops in 2016. Throughout the growth, each new shop has maintained a similar look, vibe and experience that defines the Potbelly brand. Though our shops vary in size and shape, we maintain core elements in each new location, such as fast and efficient line flow, vintage décor customized with local details and exceptional customer focus.

Just like our first shop on Lincoln Avenue, we are committed to building community roots in all the neighborhoods we serve.

Our Business Strategy

We strive to be proactive and deliberate in our efforts to drive profitable growth in our existing business. Our "Traffic-Driven Profitability" 5-pillar strategic plan includes a prioritized set of low-cost strategic investments that we believe will continue to deliver strong returns. The 5 pillars are:

- Craveable-Quality Food at a Great Value
- People Creating Good Vibes
- Customer Experiences that Drive Traffic Growth
- Digitally-Driven Awareness, Connection and Traffic
- Franchise-Focused Development

These initiatives include improvements to our overall customer experience, an updated, simplified menu and further enhanced Potbelly Perks rewards program. They also include improvements to drive a better digital customer experience.

Lastly, we are prioritizing low-cost, high-return traffic driving opportunities, as well as numerous initiatives that are focused on expanding shop-level margins. While we cannot provide assurances that we will achieve and maintain these objectives, we consider each of them to be core strategies of our business.

Shop Operations. We believe that continued excellence in shop-level execution is fundamental to our growth and improved performance. To maintain our operational standards, we use a Balanced Scorecard approach to measure People, Customers, Sales and Profits at each of our shops. Hiring the right people and maintaining optimal staffing levels enable us to run efficient operations. We track metrics such as peak hour throughput and customer satisfaction survey results. Shop sales and profitability are benchmarked against prior year periods and budget, and we focus on achieving targets on a shop-by-shop basis. To support our shop operators, we invest in systems and technology that can meaningfully improve shop-level execution. For example, we have applied technology to automate and ensure customer focus. In addition, we are expanding our off-premise business, including catering, delivery and pickup, which we view as additional growth drivers.

Shop Development. Our company-operated shops are successful in diverse markets in 20 states and the District of Columbia. Our shops are also located in multiples types of neighborhoods and formats, including suburban, urban, central business districts, airports and others. We evaluate a number of metrics to assess the optimal sites for our new shops, including neighborhood daytime population, site visibility, traffic and accessibility, along with an on-the-ground qualitative assessment of the characteristics of each unique trade area. This location-specific approach to development allows us to leverage our versatile shop format, which does not have standardized requirements with respect to size, shape or location, to achieve strong returns across a wide range of real estate settings. See "—Site Selection and Expansion—Shop Design" for more information about our shop requirements.

Marketing. We believe that our brand position, "Potbelly is the sandwich shop with the craveable quality and good vibes of a first-class dive" reflects our brand strength and competitive advantage and has broad appeal across a wide range of market types and geographies. We learn from the formal customer feedback we solicit, and from managers and employees who interact with customers in our shops, that many customers in new markets report positive recommendations from friends and family members who live in regions with established Potbelly shops. We believe that our positive brand perception helps drive interest in our shops in both existing and new markets. We enhance this with our social and digital interactions and complement our distinctive in-shop experience with online access, allowing customers to order ahead through both our website and Potbelly app, including catering, delivery or in-shop pick up. Additionally, our Potbelly Perks rewards program unlocks connection and digital promotion capabilities with our most loyal customers.

Franchising. In 2010, we initiated a program to franchise shops in selected markets in the U.S. As of December 25, 2022, we had franchise shops in Arkansas, Florida, Illinois, Indiana, Iowa, Kentucky, Michigan, Minnesota, Missouri, Mississippi, Nebraska, North Carolina, North Dakota, South Dakota, Tennessee, Texas, Virginia, and Nevada. As we further develop our franchise program, we intend to expand the number of franchise shops at an increasing rate of growth. We focus on franchisees that are compatible with the Potbelly culture that commit to multi-unit growth through our exclusive Shop Development Area Agreements ("SDAAs"). As of December 25, 2022, our franchisees operated 45 shops. See "—Franchising" for more information about our franchise programs. We expect the financial impact of our franchising efforts to continually expand along with the franchise growth itself.

Our Food

Our Menu

Each of our shops offers freshly-made food with high-quality ingredients. Our menu currently includes toasty hot sandwiches, signature salads, soups, chili, sides, desserts and, in our breakfast locations, breakfast sandwiches.

Overall, we believe our menu of high-quality food at reasonable prices offers considerable value to our customers. In fiscal 2022, our system-wide average check per entree was approximately $11.38, up from $9.81 in 2021.

We believe menu innovation is a way for us to grow our business, responding to consumer trends, listening to customer feedback, and understanding customer's needs. This innovation includes the ongoing development of bundling options, craveable add-ons, and premium protein sandwiches served toasty warm from our ovens, while continuing to encourage customization and personalization by each customer.

Food Preparation and Safety

Food safety is a top priority, and we dedicate substantial resources, including our supply chain and quality assurance teams, to help ensure that our customers enjoy safe, quality food products. We have taken various steps to mitigate food safety and quality risks, including having personnel focused on this goal together with our supply chain team. We consider food safety and quality assurance when selecting our distributors and suppliers. The shops are provided the training, processes and tools to serve safe, consistent, quality food to our customers. Our shops' practices are validated by third-party food safety reviews, internal safety audits and routine health inspections.

Shop Operations and Management

We believe having an excellent manager in each shop is a critical factor in achieving continuous excellence in operations. Managers hire our associates, help ensure consistent execution of our menu items and strive to achieve specific targets that are evaluated daily, weekly and periodically. We devote significant time and resources to identifying, selecting and training our managers who, along with our employees, provide a positive customer experience to our Potbelly fans. We invest in people, customer & operating systems that help our leaders manage their teams and drive consistency in achieving business targets. Our sales-based commission, profit-sharing bonus program incentivizes all levels of management on continuous improvement.

Potbelly Operations

Our operations are structured around the elements of: People, Customers, Sales and Profits. Our business includes over 35% digital orders through the Potbelly App or website and third-party delivery services providers, along with our in-shop and drive-thru experiences. The highest sales volume daypart is lunch, but other parts of the day are also important to our business. Additionally, we have well balanced sales volume over the seven days of the week. Our labor scheduling systems help ensure the appropriate staffing when needed. For in-shop orders, our employees greet our customers, take their order and dress the sandwiches to order. We have also invested and are expanding new technology with the Potbelly Digital Kitchen ("PDK") that helps streamline digital orders and support high volume shops with in-line order taking tablets to improve throughput and customer satisfaction.

Each shop has a budget and targets that align to the shop bonus programs. Our scorecard system aligns key targets such as sales and profits, staffing, training, turnover and customer experiences to encourage high performance. Our performance metrics are aligned to the quarterly bonus program that rewards top performers and encourages over-delivery against targets. In addition, our District Managers use electronic evaluation systems on our operations. We also leverage third-party companies to provide customer service feedback and conduct food safety assessments to assess and improve the Potbelly experience.

The Potbelly Experience

We seek to deliver a positive experience for every customer at every opportunity through our tasty food, unique atmosphere and outgoing and engaging employees. We staff each shop with experienced teams to ensure consistent and attentive customer service that provide a unique and "Good Vibes" experience. We target employees who are friendly and responsive to the needs of our customers as they assist them in selecting menu items complementing individual preferences. We staff appropriately during peak hours to ensure a fast yet personal Potbelly experience for each customer, with face-to-face interaction from start to finish. We also provide off-premise services, including catering, delivery and order ahead to serve our Potbelly fans.

Human Capital Resources

As of December 25, 2022, we employed over 6,000 persons, of which approximately 100 are corporate personnel, 1,800 are shop management personnel and the remainder are hourly shop personnel. Our franchisees are independent business owners that separately employ personnel in their shops.

Potbelly actively creates and promotes an environment that is inclusive of all people and their unique abilities, strengths and differences. We respect and embrace diversity in each other, our customers, suppliers and all others with whom we interact as an essential component in the way we do business. We look to attract, hire and retain smart, talented and outgoing people who share and demonstrate our values. We value friendly employees who engage with our customers in a genuine way to provide a personalized experience. We believe we make expectations and accountabilities clear through our culture training and our Employee Handbook, including the Ethics Code of Conduct, which summarizes company information, policies and employee conduct guidelines and is required to be reviewed and signed by every employee upon hire and repeated annually.

The Potbelly Advantage, outlined in our Employee Handbook, defines the culture of our company and our employees. It is the recipe that motivates and inspires us to be the best at what we do.

Our Vision – Your moment of escape, thanks to our relaxing shop, friendly faces and toasty sandwiches.

Our Mission – Help people love lunch again.

Our Values are expressed by How We Lead and How We Behave.

- How We Lead
  - Build and Inspire Teams: Select great talent, capture their hearts and minds, empower them to flourish
  - Embrace Change: Continually evolve and innovate
  - Create Potbelly "Fans": Deliver the Potbelly Experience that creates customer love and loyalty
  - Deliver Results: Use tools and best practices to drive consistently excellent results

- How We Behave
  - Teamwork: Respect diverse backgrounds and points of view, work together to support the success of the team
  - Accountability: Own it – by meeting commitments, making priorities and expectations clear and providing feedback
  - Positive Energy: Be passionate about our jobs and create a fun, friendly and caring environment
  - Coaching: Increase the competence, confidence and capabilities of others
  - Food Loving: We love great food, made right
  - Integrity: Act with dignity, honesty and respect

Our culture helps us to attract and retain employees and has contributed to our better-than-industry-average turnover rate for the year ended December 25, 2022. Employees are further encouraged to perform at their personal best through an ongoing scorecard measuring system that is tied directly to a pay for performance compensation program. We believe our sustainable process to hire, train and develop our people enables us to deliver a positive customer experience. A typical Potbelly shop consists of one manager and several employees. The number of employees can increase during peak hours or at locations with high-traffic.

Many of our managers live in the neighborhood in which their shop is located. We believe this allows them to get to know their customers, understand the unique character of each neighborhood and form deep roots within the community. The shop manager has primary responsibility for the day-to-day operation of the shop and is required to abide by Potbelly's operating standards. Our Management Training Program provides new managers with five to nine weeks of training that emphasizes culture, standards, strategy and procedures to prepare them for success, and is followed by on-going, in-shop coaching with their District Manager or Regional Director. Our shop managers report to District Managers who typically report to a Regional Director, and Vice President of Company Operations. We also employ field leaders exclusively dedicated to our franchisees and their shop operations. These all report ultimately to our Chief Operating Officer. In addition, members of senior management visit shops regularly to help ensure that our culture, strategy and quality standards are being adhered to in all aspects of our operations.

Shop managers are responsible for selecting, hiring and training the employees for each new shop. The training period includes on-the-job supervision by an experienced employee. Ongoing employee training remains the responsibility of the shop manager, but, as noted above, we provide specific training for our employees around *The Potbelly Advantage* each year. Special emphasis is placed on the safety, consistency and quality of food preparation and service, which is monitored through ongoing coaching sessions and meetings with managers. In addition, we have other continuing communications with all of our employees on food safety and preparation standards.

At Potbelly, we believe rewards and recognition play an important role in retaining our employees. Our approach to reward talent is through a combination of competitive compensation and benefits. To foster a sense of ownership and align the interest of our team members with shareholders, stock options, restricted stock units and performance-based units are provided to eligible team members under our 2019 Long-Term Incentive Plan. Additionally, certain employees are eligible for performance-based cash incentive plans. These incentive plans reward individuals based on the achievement of predetermined company targets.

Potbelly is committed to providing our employees with a benefits program that is both comprehensive and competitive. Our benefits program offers health care, dental and vision coverage, as well as financial security to our employees and their families. Potbelly provides an employee meal benefit program. Our Recognition Handbook outlines our programs that recognize employees' contributions to the overall objectives and efficient operations of the Potbelly Nation.

Restaurant Portfolio

As of December 25, 2022, we had 429 shops in 31 states and the District of Columbia. Of these, the company operates 384 shops and franchisees operate 45 shops.

In 2022 and 2021, we did not open any new company shops. In 2020, we opened 5 new company-operated shops and expanded Boston, Chicago, and District of Colombia. In the near term we will continue to close underperforming shops and limit our rate of company-operated shop growth. With our focus on franchise shop development, we expect our company shop development will be limited in 2023.

With an average new shop investment of approximately $650,000 and average unit volumes of $1.15 million, which represent the average net sandwich shop sales for all shops on an annual basis (excluding periods when sales were adversely impacted by COVID-19), we strive to generate average shop-level profit margins, a non-GAAP measure, of mid to high teens. However, we cannot provide any assurances that we will achieve and maintain similar profit margins or cash returns in the future.

Site Selection and Expansion

We consider the location of a shop to be a critical variable in its long-term success and as such, we devote significant effort to the investigation and evaluation of potential locations. We seek new shop locations based on specific criteria, such as demographic characteristics, daytime population thresholds and traffic patterns, along with the potential visibility of, and accessibility to, the shop. New company shops are built with only one purpose in mind: to generate cash flow that meets or exceeds those modeled in our return targets. Franchisees have similar expectation for their new shop development while the company benefits from the brand expansion and royalty income from those locations. Our strategy is to focus primarily on franchise unit growth and limit our rate of company-operated shop growth.

Shop Design

We strive to create a unique customer experience that delivers a neighborhood feel for each shop. We typically design the interior of our shops in-house, utilizing outside architects when necessary. Our design team sources most furnishings and decorations for our shops. Each of our shops features vintage décor and shared design elements, such as the use of wood, wallpaper motifs and our signature Potbelly stove. Consistent with *The Potbelly Advantage*, our shops display locally-themed photos and other decorative items inspired by the neighborhood. Our shop size averages approximately 2,400 square feet; however, we currently target shop sizes between 1,800 and 2,200 square feet for new openings. The dining area of a typical shop can seat anywhere from 40 to 60 people. Some of our shops incorporate larger dining areas and outdoor patios. We believe the unique atmosphere creates a lively place where friends and family can get together, encourages repeat visits by our customers and drives increased sales. In addition, we continue to focus on improving our delivery and customer pickup experience.

Construction

Construction of a new shop generally takes approximately 50 to 90 days from the date the location is leased or under contract, fully permitted and the landlord has delivered the space to Potbelly. Each new shop requires a total cash investment of approximately $650,000, but this figure could be materially higher or lower depending on the market, shop size and condition of the premises upon landlord delivery. We generally construct shops in third-party leased retail space but also construct free-standing buildings on leased properties. In the future, we intend to continue converting existing third-party leased retail space or constructing new shops in the majority of circumstances. For additional information regarding our leases, see "—Properties" in Item 2.

Franchising

We look for franchisees who love working with a team and have solid business experience, financial qualifications and personal motivation. Our franchise arrangements grant third parties a license to establish and operate a shop using our systems and our trademarks. The franchisee pays us for the ideas, strategy, marketing, operating system, training, purchasing power and brand recognition. All new U.S. franchisees participate in an eight-week training program consisting of real-life experience in our company-operated shops. Franchised shops must be operated in compliance with our methods, standards and specifications, regarding menu items, ingredients, materials, supplies, services, fixtures, furnishings, décor and signs.

Franchising Terms

The conventional franchise agreement provides for an initial term of ten years with the option to renew. The agreement requires the franchisee to pay a weekly royalty of 6.0% of sales and an upfront initial franchise fee. The franchisee is also required to contribute to the Potbelly Brand Fund, which is used for advertising and marketing activities to promote the Potbelly brand.

In addition to franchise and license agreements, we also enter into development arrangements with certain franchisees. The agreement, which includes a development fee charged to the franchisee, gives exclusive rights to develop shops in a specified geographical area for a certain period of time. The development fee paid is credited towards the initial franchise fee owed for each shop opened under the agreement.

Advertising and Marketing

We believe our shops appeal to a broad base of loyal customers for our great food, diverse menu and fun environment staffed by friendly people. Under our current strategy we have devoted greater marketing resources to promote the Potbelly brand and, among other things, generate awareness of shop locations, promotions and brand differentiation all with the objective of driving traffic growth in our shops.

Advertising

We promote our brand in all markets where we have shops. The use of digital media is the most common advertising vehicle. Additionally, we rely on in-shop materials to communicate and market to our customers.

Digital Marketing

We have increased our use of digital marketing tools, which enable us to reach a significant number of people in a timely and targeted fashion. We believe that our customers will use social media to make dining decisions or to share dining experiences, therefore we advertise on Facebook, Instagram and several other digital media platforms. We also leverage our Potbelly App to communicate with our customers and personalize offers for them. These platforms allow them to transact with us digitally by ordering ahead for pickup or delivery, paying with their phone and earning tasty treats.

Potbelly Perks

We offer a loyalty program for customers called Potbelly Perks that can be accessed at potbelly.com, the Potbelly App and at the point of sale in our shops. The Potbelly Perks member earns 10 points for every dollar spent, and the member will earn a free entrée after earning 1,000 points. Once a member earns a free entrée, that entrée reward will expire after 30 days. Any point in a member's account that does not go toward earning a full entrée will expire after the member's account has been inactive for a year.

Sourcing and Supply Chain

Our supply chain team sources, negotiates and purchases food supplies for our shops. We believe in using safe, high quality ingredients while maintaining our value position in the marketplace. We benchmark our products against the competition using consumer panels. We contract with Distribution Market Advantage, Inc. ("DMA"), a cooperative of multiple food distributors located throughout the nation. DMA is a broker through which we negotiate and gain access to third-party food distributors and suppliers. For fiscal year 2022, distributors through our DMA arrangement supplied us with more than 85% of our food supplies through six primary distributors: Reinhart FoodService, L.L.C., Ben E. Keith Company, Harbor Foodservice, Shamrock Foods, Gordon Food Service and Nicholas & Co. Our remaining food supplies are distributed by other distributors under separate contracts. Our distributors deliver inventory to our shops approximately two to three times per week.

We negotiate pricing and volume terms directly with certain of our suppliers and distributors or through DMA. Our supply chain team utilizes a mix of forward pricing protocols for certain items under which we agree with our supplier on fixed prices for deliveries at some time in the future, fixed pricing protocols under which we agree on a fixed price with our supplier for the duration of that protocol, and formula pricing protocols under which the prices we pay are based on a specified formula related to the prices of the goods, such as spot prices. Our use of any forward pricing arrangements varies substantially from time to time and these arrangements tend to cover relatively short periods (i.e., typically 12 months or less).

Currently we have pricing arrangements of varying lengths with our distributors and suppliers, including distributors and suppliers of meats, dairy, bread, cookie dough and other products. Meats represent about approximately 30% of our product purchasing composition. In fiscal year 2022, more than 90% of our meat products were sourced from 10 suppliers under non-exclusive contracts. We have a non-exclusive contract with Campagna-Turano Bakery, Inc. for our signature multigrain bread. Campagna-Turano Bakery, Inc. produces bread items in a primary and secondary production facility. We have secondary suppliers in place for many of our significant meats, and we believe we would be able to source our meat and bread requirements from different suppliers if doing so became necessary. However, changes in the price or availability of certain products may affect the profitability of certain items, our ability to maintain existing prices and our ability to purchase sufficient amounts of items to satisfy our customers' demands.

Many of our products, ingredients and supplies are currently sourced from multiple suppliers. Additionally, our supply chain team has established contingency plans for many key products. For example, manufacturers of certain products maintain alternative production facilities capable of satisfying our requirements should the primary facility experience interruptions. For other products, we believe we have identified alternate suppliers that could meet our requirements at competitive prices or, in some cases, have identified a product match that could be used in our shops. Our supply chain team regularly updates our procurement strategies to include contingency plans for new products and ingredients, as well as additional secondary and alternate suppliers. We believe these strategies would collectively enable us to obtain sufficient product quantities from other sources at competitive prices without material disruption should a current supplier be unable to fulfill its commitment to us.

Information Technology

Shop-level financial and accounting controls are handled through a point-of-sale and back-office system ("POS") networked into a centralized data center. The POS system is used to process sales transactions and manage the business, controlling costs such as inventory and labor. We use a point-to-point encrypted payment solution to process credit card transactions. Our company-operated shops report all transaction data into our corporate data warehouse where business information is provided to corporate employees to aid in collaboration, communication, and training between shops and the corporate office. We believe our systems currently comply with all credit card industry security standards for processing of credit and gift cards.

Competition

We compete in the restaurant industry, primarily in the limited-service restaurant segment but also with restaurants in the full-service restaurant segment, and face significant competition from a wide variety of restaurants, convenience stores and other outlets on a national, regional and local level. We also face growing competition from meal delivery kit services. We believe that we compete primarily based on product quality, restaurant concept, service, convenience, value perception and price. Our competition continues to intensify as competitors increase the breadth and depth of their product offerings and open new units. We compete with limited-service restaurants, specialty restaurants and other retail concepts for prime shop locations. In recent years, competition has increased from food delivery services, which offer meals from a wide variety of restaurants, particularly during COVID-19.

Government Regulation

We and our franchisees are subject to various federal, state, and local laws affecting our business. Each of our shops is subject to licensing and regulation by a number of governmental authorities, which may include, among others, health and safety, nutritional menu labeling, health care, environmental and fire agencies in the state, or municipality in which the shop is located. Difficulty in obtaining or failing to obtain the required licenses or approvals could delay or prevent the development of a new shop in a particular area. Additionally, difficulties or inabilities to retain or renew licenses, or increased compliance costs due to changed regulations, could adversely affect operations at existing shops.

Our shop operations are also subject to federal and state labor laws, including the U.S. Fair Labor Standards Act and the U.S. Immigration Reform and Control Act of 1986, governing such matters as minimum wages, overtime and worker conditions. Significant numbers of our food service and preparation personnel are paid at rates related to the applicable minimum wage, and further increases in the minimum wage or other changes in these laws could increase our labor costs. Our ability to respond to minimum wage increases by increasing menu prices will depend on the responses of our competitors and customers. Our distributors and suppliers also may be affected by higher minimum wage and benefit standards, which could result in higher costs for goods and services supplied to us.

We and our franchisees may also be subject to lawsuits from our employees, the U.S. Equal Employment Opportunity Commission or others alleging violations of federal and state laws regarding workplace and employment matters, discrimination and similar matters.

The Patient Protection and Affordable Care Act of 2010 (the "PPACA") enacted in March 2010 requires chain restaurants with 20 or more locations in the United States to comply with federal nutritional disclosure requirements. The FDA issued final regulations with regard to restaurant menu labeling that became effective May 7, 2018. A number of states, counties and cities have also enacted menu labeling laws requiring multi-unit restaurant operators to disclose additional nutritional information to customers, or have enacted legislation restricting the use of certain types of ingredients in restaurants. While our ability to adapt to consumer preferences is a strength of our concepts, the effect of such labeling requirements on consumer choices, if any, is unclear at this time.

We and our franchisees are subject to the Americans with Disabilities Act (the "ADA"), which, among other things, requires our shops to meet federally mandated requirements for the disabled. The ADA prohibits discrimination in employment and public accommodations on the basis of disability. Under the ADA, we and our franchisees could be required to expend funds to modify our shops to provide service to, or make reasonable accommodations for the employment of, disabled persons. In addition, our employment practices are subject to the requirements of the Immigration and Naturalization Service relating to citizenship and residency. Government regulations could affect and change the items we procure for resale. We and our franchisees may also become subject to legislation or regulation seeking to tax and/or regulate sugary beverages and high-fat and high-sodium foods, which could be costly to comply with. Our results can be impacted by tax legislation and regulation in the jurisdictions in which we operate and by accounting standards or pronouncements.

We and our franchisees are also subject to laws and regulations relating to information security, privacy, cashless payments, gift cards and consumer credit, protection and fraud, and any failure or perceived failure to comply with these laws and regulations could harm our reputation or lead to litigation, which could adversely affect our financial condition.

Our franchising activities are subject to the rules and regulations of the Federal Trade Commission ("FTC") and various state laws regulating the offer and sale of franchises. The FTC's franchise rule and various state laws require that we furnish a franchise disclosure document ("FDD") containing certain information to prospective franchisees and a number of states require registration of the FDD with state authorities. Substantive state laws that regulate the franchisor-franchisee relationship exist in a substantial number of states, and bills have been introduced in Congress from time to time that would provide for federal regulation of the franchisor-franchisee relationship. The state laws often limit, among other things, the duration and scope of non-competition provisions, the ability of a franchisor to terminate or refuse to renew a franchise and the ability of a franchisor to designate sources of supply.

See "Risk Factors" in Item 1A for a discussion of risks relating to federal, state, local and international regulation of our business.

Seasonality

Our business is subject to seasonal fluctuations. Historically, customer spending patterns for our established shops are lowest in the first quarter of the year due to holidays, consumer habits and adverse weather. Our quarterly results have been and will continue to be affected by the timing of new shop openings and their associated pre-opening costs. As a result of these and other factors, our financial results for any quarter may not be indicative of the results that may be achieved for a full fiscal year.

Intellectual Property and Trademarks

We regard our "Potbelly" and "Potbelly Sandwich Works" trademarks as having significant value and as being important factors in the marketing of our shops. We have also obtained trademarks for several of our other menu items, such as "A Wreck," and for various advertising slogans, including "Good Vibes, Great Sandwiches," "Feed Your Smile" and "A First Class Dive." We are aware of names and marks similar to the trademarks of ours used by other persons in certain geographic areas in which we have shops. However, we believe such uses will not adversely affect us. Our policy is to pursue registration of our intellectual property whenever possible and to oppose vigorously any infringement thereof.

We license the use of our registered trademarks to franchisees through franchise arrangements. The franchise arrangements restrict franchisees' activities with respect to the use of our trademarks and impose quality control standards in connection with goods and services offered in connection with the trademarks.

Available Information

We were incorporated in Delaware in June 2001 as Potbelly Sandwich Works, Inc. and changed our name to Potbelly Corporation in 2002. Our principal offices are located at 111 North Canal Street, Suite 325, Chicago, Illinois 60606 and our telephone number is (312) 951-0600. We maintain a website with the address www.potbelly.com. On our website, we make available at no charge our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, all amendments to those reports, and our proxy statement, as soon as reasonably practicable after these materials are filed with or furnished to the SEC. The SEC also maintains a website (www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. The contents of our website are not incorporated by reference into this Form 10-K.

ITEM 1A.   RISK FACTORS

You should carefully consider the following factors, which could materially affect our business, financial condition or results of operations. You should read these Risk Factors in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Item 7 and our consolidated financial statements and the related notes to those statements included in Item 8.

Risks Related to the Nature of our Business and Operating in the Restaurant Industry

We face significant competition for customers and our inability to compete effectively may affect our traffic, sales and shop-level profit margins, which could adversely affect our business, financial condition and results of operations.

The restaurant industry is intensely competitive with many well-established companies that compete directly and indirectly with us with respect to food safety and quality, ambience, service, price, value and location. We compete with national, regional and locally owned limited-service restaurants and full-service restaurants. Some of our competitors have significantly greater financial, marketing, personnel and other resources than we do, and many of our competitors are well established in markets in which we have existing shops or intend to locate new shops. In addition, many of our competitors have greater name recognition nationally or in some of the local markets in which we have shops. Any inability to successfully compete with the restaurants in our markets will place downward pressure on our customer traffic and may prevent us from increasing or sustaining our revenues and profitability. Consumer tastes, nutritional and dietary trends, traffic patterns and the type, number and location of competing restaurants often affect the restaurant business, and our competitors may react more efficiently and effectively to those conditions. Further, we face growing competition from the supermarket industry, with the improvement of their "convenient meals" in the deli section, and from limited-service and fast casual restaurants, as a result of higher-quality food and beverage offerings by those restaurants. Meal kit delivery companies and other eat-at-home options also present some degree of competition for our shops. In addition, some of our competitors have in the past implemented programs which provide price discounts on certain menu offerings, and they may continue to do so in the future. If we are unable to continue to compete effectively, our traffic, sales and shop-level profit margins could decline, and our business, financial condition and results of operations would be adversely affected.

Our digital business, which has become an increasingly significant part of our business, is subject to risks.

If we do not continue to grow our digital business, it may be difficult for us to achieve our planned sales growth. We rely on some third-party delivery services to fulfill delivery orders and their ordering and payment platforms, or our mobile app or online ordering system, could be interrupted by technological failures, user errors, cyber-attacks or other factors, which could adversely impact sales through these channels and negatively impact our reputation. Additionally, our delivery partners are responsible for order fulfillment and errors or failures to make timely deliveries could cause guests to stop ordering from us. The third-party restaurant delivery business is intensely competitive, with a number of players competing for market share, online traffic capital, and delivery drivers. If the third-party delivery services that we utilize cease or curtail operations, increase their fees, or give greater priority or promotions on their platforms to our competitors, our delivery business and our sales may be negatively impacted.

We are subject to risks associated with leasing property subject to long-term non-cancelable leases, and the costs of exiting leases at shops we have closed or may close in the future may be greater than we estimate.

We do not own any real property and all of our company-owned shops are located on leased premises. The leases for our shop locations generally have initial terms of ten years and typically provide for two renewal options in five-year increments as well as for rent escalations. Generally, our leases are net leases that require us to pay our share of the costs of real estate taxes, utilities, building operating expenses, insurance and other charges in addition to rent. We generally cannot cancel these leases. Additional sites that we lease are likely to be subject to similar long-term non-cancelable leases. If we close a shop, we nonetheless may be obligated to perform our monetary obligations under the applicable lease, including, among other things, payment of the base rent for the balance of the lease term. In addition, as each of our leases expire, we may fail to negotiate renewals, either on commercially acceptable terms or at all, which could cause us to close shops in desirable locations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-Results of Operations-Fiscal year 2022 (52 Weeks) Compared to Fiscal year 2021 (52 Weeks)-Revenues" in Item 7.

We may sublease or assign properties and face future liability if subtenants or assignees default or incur contingent liabilities.

For the underperforming shops we have closed, we have negotiated lease termination agreements on terms that are acceptable to us for a majority of them. However, in some cases we may seek to either assign leases and retain contingent liability for rent and other lease obligations or to retain the tenant's obligations under the lease and sublease the shop premises to a third party. But we may be unable to enter into such arrangements on acceptable terms and even if we do such arrangements may result in our incurring liabilities and expenses in future periods or the rent payments, we receive from subtenants, being less than our rent obligations under the leases. Under these circumstances, we would be responsible for any shortfall.

Our sales and profit growth could be adversely affected if comparable store sales are less than we expect.

The level of comparable store sales, which represent the change in year-over-year sales for company-operated shops open for 15 months or longer, will affect our sales growth and will continue to be a critical factor affecting profit growth. Our ability to increase comparable store sales depends in part on our ability to successfully implement our initiatives to build sales. It is possible such initiatives will not be successful, that we will not achieve our target comparable store sales growth or that the change in comparable store sales could be negative, which may cause a decrease in sales and profit growth that would adversely affect our business, financial condition or results of operations.

Food safety and food-borne illness concerns may have an adverse effect on our business by reducing demand and increasing costs.

Food safety is a top priority, and we dedicate substantial resources to help ensure that our customers enjoy safe, quality food products. However, food-borne illnesses and food safety issues have occurred in the food industry in the past and could occur in the future. Any report or publicity linking us to instances of food-borne illness or other food safety issues, including food tampering or contamination, could adversely affect our brand and reputation as well as our revenues and profits. In addition, instances of food-borne illness, food tampering or food contamination occurring solely at restaurants of our competitors could result in negative publicity about the food service industry generally and adversely impact our sales.

Furthermore, our reliance on external food suppliers and distributors increases the risk that food-borne illness incidents could be caused by factors outside of our control and that multiple locations would be affected rather than a single shop. We cannot assure that all food items are properly maintained during transport throughout the supply chain and that our employees will identify all products that may be spoiled or contaminated and should not be used in our shops. If our customers become ill from food-borne illnesses, we could be forced to temporarily close some shops. Furthermore, any instances of food contamination, whether or not at our shops, could subject us or our suppliers to a food advisory, recall or withdrawal pursuant to the Food Safety Modernization Act.

We have limited control with respect to the operations of our franchisees which could have a negative impact on our business.

Our franchisees are obligated to operate their shops according to the specific guidelines we set forth. We provide training opportunities to these franchisees to integrate them into our operating strategy. However, since we do not have control over these shops, we cannot give assurance that there will not be differences in product quality, operations, marketing or profitably or that there will be adherence to all of our guidelines at these shops. The failure of these shops to operate effectively could adversely affect our cash flows from those operations or have a negative impact on our reputation or our business.

In addition, franchisees may not have access to the financial or management resources that they need to open the shops contemplated by their agreements with us or be able to find suitable sites on which to develop them, or they may elect to cease development for other reasons. Franchisees may not be able to negotiate acceptable lease or purchase terms for the sites, obtain the necessary permits and governmental approvals or meet construction schedules. Any of these problems could slow our growth from franchise operations and reduce our franchise revenues. Additionally, financing from banks and other financial institutions may not always be available to franchisees to construct and open new shops. The lack of adequate financing could adversely affect the number and rate of new shop openings by our franchisees and adversely affect our future franchise revenues.

Risks Related to Macroeconomic and Industry Conditions

The COVID-19 pandemic has adversely affected and could continue to adversely affect our business and results of operations.

The COVID-19 pandemic and related federal, state and local government responses to COVID-19 and our responses to the pandemic and such restrictions has and may continue to have a material adverse effect on our business, results of operations, liquidity and financial condition.

Our business has been disrupted and could be further disrupted to the extent our suppliers, distributors, and/or third-party delivery partners are adversely impacted by the COVID-19 pandemic. If our suppliers, distributors, and/or third-party delivery partners experience labor shortages or their employees are unable to work, whether because of illness, quarantine, limitations on travel or other government restrictions in connection with COVID-19, we could face cost increases, shortages of food items, shortages of delivery services, and/or shortages of other supplies across our restaurants, and our results could be adversely impacted by such interruptions.

The full extent to which the COVID-19 pandemic will continue to impact our business, markets, supply chain, customers and workforce will depend on future developments, which are highly uncertain and cannot be predicted. To the extent the pandemic continues to adversely affect our business, results of operations and financial condition, it may also have the effect of exacerbating many of the other risk factors discussed in this Annual Report on Form 10-K or in our Quarterly Reports on Form 10-Q, which could have a material adverse effect on us.

Increased commodity, energy and other costs could decrease our shop-level profit margins or cause us to limit or otherwise modify our menus, which could adversely affect our business.

Our profitability depends in part on our ability to anticipate and react to changes in the price and availability of food commodities, including among other things beef, poultry, grains, dairy and produce. Prices may be affected due to market changes, increased competition, COVID-19, the general risk of inflation, shortages or interruptions in supply due to weather, disease or other conditions beyond our control, or other reasons. Other events could increase commodity prices or cause shortages that could affect the cost and quality of the items we buy or require us to further raise prices or limit our menu options. These events, combined with other more general economic and demographic conditions, could impact our pricing and negatively affect our sales and shop-level profit margins. We enter into certain forward pricing arrangements with our suppliers from time to time, which may result in fixed or formula-based pricing with respect to certain food products. See "Quantitative and Qualitative Disclosures about Market Risk-Commodity Price Risk" in Item 7A. However, these arrangements generally are relatively short in duration and may provide only limited protection from price changes, and the extent to which we use these arrangements varies substantially from time to time. In addition, the use of these arrangements may limit our ability to benefit from favorable price movements.

Our profitability is also adversely affected by increases in the price of utilities, such as natural gas, whether as a result of inflation, shortages or interruptions in supply, or otherwise. Our profitability is also affected by the costs of insurance, labor, marketing, taxes and real estate, all of which could increase due to inflation, changes in laws, competition or other events beyond our control. Our ability to respond to increased costs by increasing menu prices or by implementing alternative processes or products will depend on our ability to anticipate and react to such increases and other more general economic and demographic conditions, as well as the responses of our competitors and customers. All of these things may be difficult to predict and beyond our control. In this manner, increased costs could adversely affect our performance.

Shortages or interruptions in the supply or delivery of fresh food products could adversely affect our operating results.

We are dependent on frequent deliveries of fresh food products that meet our specifications. Shortages or interruptions in the supply of fresh food products caused by problems in production or distribution, inclement weather, unanticipated demand or other conditions could adversely affect the availability, quality and cost of ingredients, which would adversely affect our operating results.

We have a limited number of suppliers for our major products and rely on a distribution network with a limited number of distribution partners for the majority of our national distribution program in the U.S. If our suppliers or distributors are unable to fulfill their obligations under their contracts, it could harm our operations.

We have a limited number of suppliers for our major products, such as bread. In 2022, we purchased almost all of our bread from one supplier, Campagna-Turano Bakery, Inc., and more than 90% of our meat products from ten suppliers. In addition, we contract with a distribution network with a limited number of distribution partners located throughout the nation to provide the majority of our food distribution services in the U.S. Through our arrangement, our food supplies are largely distributed through six primary distributors. Although we believe that alternative supply and distribution sources are available, there can be no assurance that we will be able to identify or negotiate with such sources on terms that are commercially reasonable to us. If our suppliers or distributors are unable to fulfill their obligations under their contracts or we are unable to identify alternative sources, we could encounter supply shortages and incur higher costs. See "Business-Sourcing and Supply Chain" in Item 1.

Our business operations and future development could be significantly disrupted if we lose key members of our management team.

The success of our business continues to depend to a significant degree upon the continued contributions of our senior officers and key employees, both individually and as a group. Our future performance will be substantially dependent on our ability to retain and motivate key members of our senior leadership team. We currently have employment agreements in place with all of the members of our senior leadership team. The loss of the services of any of these executive officers or other key employees could have a material adverse effect on our business and plans for future development. In addition, we may have difficulty finding appropriate replacements and our business could suffer. We also do not maintain any key man life insurance policies for any of our employees.

Inability to attract, train and retain top-performing personnel could adversely impact our financial results, business and ability to operate our shops.

We believe that our continued success will depend, in part, on our ability to attract, motivate and retain a sufficient number of qualified managers and the services of skilled personnel. A sufficient number of qualified individuals may be in short supply in some communities. Competition in these communities for qualified staff and significant improvement in regional or national economic conditions could increase the difficulty of attracting and retaining qualified individuals and could result in the need to pay higher wages and provide greater benefits. The loss of the services of, or our inability to attract and retain, such personnel could have a material adverse effect on our business, including reduced restaurant operating hours. We believe good managers and staff are a key part of our success and devote significant resources to recruiting and training our restaurant managers and staff. We aim to reduce turnover among our restaurant staff and managers in an effort to retain top performing employees and better realize our investment in training new employees. Any failure to do so may adversely impact our operating results by increasing training costs and making it more difficult to deliver outstanding customer service, which could have a material adverse effect on our financial results. Additionally, any inability to recruit and retain qualified individuals could delay the planned openings of new shops and could adversely impact our existing shops. Any such inability to retain or recruit qualified employees, increased costs of attracting qualified employees or delays in shop openings could adversely affect our business and results of operations.

Unionization activities or labor disputes may disrupt our operations and affect our profitability.

Although none of our employees are currently covered under collective bargaining agreements, union organizers have engaged in efforts to organize our employees and those of other restaurant companies and our employees may elect to be represented by labor unions in the future. If a significant number of our employees were to become unionized and collective bargaining agreement terms were significantly different from our current compensation arrangements, it could adversely affect our business, financial condition or results of operations. In addition, a labor dispute involving some or all of our employees may harm our reputation, disrupt our operations and reduce our revenues, and resolution of disputes may increase our costs.

As an employer, we may be subject to various employment-related claims, such as individual or class actions or government enforcement actions relating to alleged employment discrimination, employee classification and related withholding, wage-hour, labor standards or healthcare and benefit issues. Such actions, if brought against us and successful in whole or in part, may affect our ability to compete or could adversely affect our business, financial condition or results of operations.

If we are unable to staff and retain qualified restaurant management and operating personnel in an increasingly competitive market, we may be unable to effectively operate and grow our business and revenues, which could materially adversely affect our financial performance.

Similar to the broader economy, we are experiencing labor shortfalls relative to our sales levels in certain parts of our workforce. If we are unable to attract and retain qualified people, our restaurants could be short staffed, we may be forced to incur overtime expenses, and our ability to operate and expand our concepts effectively and to meet our customers' demand could be limited, any of which could materially adversely affect our financial performance.

Risks Related to our Growth and Business Strategy

Identifying, opening and operating new shops entails numerous risks and uncertainties.

Our shop model is designed to generate strong cash flow, attractive shop-level financial results and high returns on investment. Our current strategy is to close underperforming shops and continue with our limited rate of company-operated shop growth. We may not be able to open our planned new shops on a timely basis, if at all, given the uncertainty of numerous factors, including the location of our current shops, demographics and traffic patterns. In the past, we have experienced delays in opening some shops and that could happen again. Delays or failures in opening new restaurants could adversely affect our business and results of operations.

The number and timing of new shops opened during any given period may be negatively impacted by a number of factors including, without limitation:

- the identification and availability of attractive sites for new shops and the ability to negotiate suitable lease terms;
- anticipated commercial, residential and infrastructure development near our new shops;
- the proximity of potential sites to an existing shop;
- the cost and availability of capital to fund construction costs and pre-opening expenses;
- our ability to control construction and development costs of new shops;
- recruitment and training of qualified operating personnel in the local market;
- our ability to obtain all required governmental permits, including zoning approvals, on a timely basis;
- competition in new markets, including competition for appropriate sites;
- unanticipated increases in costs, any of which could give rise to delays or cost overruns; and
- avoiding the impact of inclement weather, natural disasters and other calamities.

If we are unable to expand in existing markets or penetrate new markets, our ability to increase our revenues and profitability may be harmed.

Our expansion into new markets may present increased risks.

In the past, we have opened shops in markets where we have little or no operating experience. Shops we open in new markets may take longer to reach expected sales and profit levels on a consistent basis and may have higher construction, occupancy or operating costs than shops we open in existing markets, thereby affecting our overall profitability. New markets may have competitive conditions, consumer tastes and discretionary spending patterns that are more difficult to predict or satisfy than our existing markets. We may need to make greater investments than we originally planned in advertising and promotional activity in new markets to build brand awareness. We may find it more difficult in new markets to hire, motivate and keep qualified employees who share our values. We may also incur higher costs from entering new markets if, for example, we assign area managers to manage comparatively fewer shops than we assign in more developed markets. As a result, these new shops may be less successful or may achieve target shop-level profit margins at a slower rate. If we do not successfully execute our plans to enter new markets, our business, financial condition or results of operations could be adversely affected.

New shops, once opened, may not be profitable, and the results that we have experienced in the past may not be indicative of future results.

Our results have been, and in the future may continue to be, significantly impacted by the timing of new shop openings (often dictated by factors outside of our control), including associated shop pre-opening costs and operating inefficiencies, as well as changes in our geographic concentration due to the opening of new shops. We typically incur the most significant portion of pre-opening expenses associated with a given shop within the five months immediately preceding and the month of the opening of the shop. Our experience has been that labor and operating costs associated with a newly opened shop for the first several months of operation are materially greater than what can be expected after that time, both in aggregate dollars and as a percentage of revenues. Our new shops commonly take 10 to 13 weeks to reach planned operating levels due to inefficiencies typically associated with new shops, including the training of new personnel, lack of market awareness, inability to hire sufficient qualified staff and other factors. We may incur additional costs in new markets, particularly for transportation, distribution and training of new personnel, which may impact the profitability of those shops. Accordingly, the volume and timing of new shop openings may have a meaningful impact on our profitability.

Although we target specified operating and financial metrics, new shops may not meet these targets or may take longer than anticipated to do so. Any new shops we open may not be profitable or achieve operating results similar to those of our existing shops. If our new shops do not perform as planned, our business and future prospects could be harmed. In addition, if we are unable to achieve our expected comparable store sales, our business, financial condition or results of operations could be adversely affected.

Opening new shops in existing markets may negatively affect sales at our existing shops.

The consumer target area of our shops varies by location, depending on a number of factors, including population density, other local retail and business attractions, area demographics and geography. As a result, the opening of a new shop in or near markets in which we already have shops could adversely affect the sales of those existing shops. Existing shops could also make it more difficult to build our consumer base for a new shop in the same market. Our business strategy does not entail opening new shops that we believe will materially affect sales at our existing shops, but we may selectively open new shops in and around areas of existing shops that are operating at or near capacity to effectively serve our customers. Sales cannibalization between our shops may become significant in the future as we continue to expand our operations and could affect our sales growth, which could, in turn, adversely affect our business, financial condition or results of operations.

Our failure to manage our growth effectively could harm our business and operating results.

Our growth plan includes a combination of new shops and increasing same store sales. Our existing management systems, financial and management controls and information systems may not be adequate to support our planned expansion. Our ability to manage our growth effectively will require us to continue to enhance these systems, procedures and controls and to locate, hire, train and retain management and operating personnel. We may not be able to respond on a timely basis to all of the changing demands that our planned expansion will impose on management and on our existing infrastructure or be able to hire or retain the necessary management and operating personnel, which could harm our business, financial condition or results of operations.

Our inability to successfully implement our business strategy, including expansion of our franchising efforts, could negatively impact our business and future profitability and growth.

We strive to grow profitability and create value for our stockholders through a strategy of continued excellence in shop-level execution, building company-operated shops in both new and existing markets, increasing brand awareness and expansion of our franchising efforts. There are, however, risks associated with identifying, opening and operating new shops, increased costs in brand marketing, and signing new franchisees, and if we do not successfully implement our business strategy, it could negatively impact our business and our future profitability and growth.

Our initiatives to increase sales and traffic, including menu optimization, off-premise sales options and increased marketing and brand awareness programs may not positively affect sales or improve our results of operations.

We cannot assure you that we will be able to successfully implement our initiatives. Further, our ability to achieve the anticipated benefits of these initiatives within expected timeframes is subject to many estimates and assumptions, which are, in turn, subject to significant economic, competitive and other uncertainties, some of which are beyond our control. There is no assurance that we will successfully implement, or fully realize the anticipated positive impact of, our initiatives, or execute successfully on strategy, in the expected timeframes or at all. In addition, there can be no assurance that our efforts, if properly executed, will result in our desired outcome of improved financial performance.

The success of our franchisees is important to our future growth.

We have a significant percentage of system-wide restaurants owned and operated by our franchisees. While our franchise agreements are designed to require our franchisees to maintain brand consistency, the franchise relationship reduces our direct day-to-day oversight of these restaurants and may expose us to risks not otherwise encountered if we maintained ownership and control. Our reputation and financial results may be negatively impacted by: franchisee defaults in their obligations to us; limitations on our ability to enforce franchise obligations due to bankruptcy proceedings or differences in legal remedies in varying jurisdictions; franchisee failures to participate in business strategy changes due to financial constraints; franchisee failures to meet obligations to pay employees; and franchisees' failure to comply with food quality and preparation requirements.

Our inability to successfully and sufficiently raise menu prices could result in a decline in profitability.

We utilize menu price increases to help offset cost increases, including increased cost for commodities, minimum wages, employee benefits, insurance arrangements, construction, utilities and other key operating costs. If our selection and amount of menu price increases are not accepted by consumers and reduce guest traffic, or are insufficient to counter increased costs, our financial results could be negatively affected.

New information or attitudes regarding diet and health could result in changes in regulations and consumer eating habits that could adversely affect our revenues.

Regulations and consumer eating habits may change because of new information or attitudes regarding diet, health and safety. These changes may include regulations and recommendations from medical and diet professionals pertaining to the ingredients and nutritional content of our menu items at our restaurants. For example, a number of states, counties and cities are enacting menu-labeling laws requiring multi-unit restaurant operators to make certain nutritional information available to guests or restrict the sales of certain types of ingredients in restaurants. The success of our restaurant operations is dependent, in part, upon our ability to respond effectively to changes in consumer health and disclosure regulations and to adapt our menu offerings to trends in eating habits. If consumer health regulations or consumer eating habits change significantly, we may be required to modify or remove certain menu items. To the extent we are unwilling or unable to respond with appropriate changes to our menu offerings, it could materially affect customer demand and have an adverse impact on our revenues.

Evolving consumer preferences and tastes may adversely affect our business.

Our continued success depends on our ability to attract and retain customers. Our financial results could be adversely affected by, a shift in consumer spending away from outside-the-home food (such as the disruption caused by online commerce that results in reduced foot traffic to "brick & mortar" retail stores); lack of customer acceptance of new products (including due to price increases necessary to cover the costs of new products or higher input costs), brands and platforms (such as features of our mobile technology, changes in our loyalty rewards programs and our delivery or catering services initiatives); or customers reducing their demand for our current offerings as new products are introduced. In addition, some of our products contain nuts, dairy products, sugar and other compounds and allergens, the health effects of which are the subject of public and regulatory scrutiny, including the suggestion of linkages to a variety of adverse health effects. There is increasing consumer awareness of health risks, including obesity, as well as increased consumer litigation based on alleged adverse health impacts of consumption of various food and beverage products. While we have a variety of items, including items that have reduced calories, an unfavorable report on the health effects of compounds present in our products, whether accurate or not, imposition of additional taxes on certain types of food and beverage components, or negative publicity or litigation arising from certain health risks could significantly reduce the demand for our products and could materially harm our business and results of operations.

Our ability to raise capital in the future may be limited, which could make us unable to fund our capital requirements.

Our business and operations may consume resources faster than we anticipate. In the future, we may need to raise additional funds through the issuance of new equity securities, debt or a combination of both. Additional financing may not be available on favorable terms or at all. If adequate funds are not available on acceptable terms, we may be unable to fund our capital requirements. If we issue new debt securities, the debt holders would have rights senior to common stockholders to make claims on our assets, and the terms of any debt could restrict our operations, including our ability to pay dividends on our common stock. If we issue additional equity securities, existing stockholders may experience dilution, and the new equity securities could have rights senior to those of our common stock. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, our stockholders bear the risk of our future securities offerings reducing the market price of our common stock and diluting their interest.

Risks Related to Information Technology Systems, Cybersecurity and Data Privacy

Information technology system failures or breaches of our network security could interrupt our operations and adversely affect our business.

We rely on our computer systems and network infrastructure across our operations, including point-of-sale processing at our shops. In addition, we are increasingly relying on cloud computing and other technologies that result in third parties holding customer information on our behalf. Our operations depend upon our and our third-party vendors' ability to protect our computer equipment and systems against damage from physical theft, fire, power loss, telecommunications failure or other catastrophic events, as well as from internal and external security breaches, viruses and other disruptive problems. Any damage or failure of our computer systems or network infrastructure that causes an interruption in our operations could have a material adverse effect on our business and subject us to litigation or actions by regulatory authorities. In addition, an increasing number of transactions are processed through our mobile application. Disruptions, failures or other performance issues with such customer facing technology systems could impair the benefits such systems provide to our business and negatively impact our relationship with our customers.

Security breaches of confidential customer information in connection with our electronic processing of credit and debit card transactions may adversely affect our business.

Any intentional attack or an unintentional event that results in unauthorized access to systems to disrupt operations, corrupt data or steal or expose confidential information or intellectual property that compromises the information of our customers or employees could result in widespread negative publicity, damage to our reputation, a loss of customers, disruption of our business and legal liabilities. As our reliance on technology has grown, the scope and severity of risks posed to our systems from cyber threats has increased. The techniques and sophistication used to conduct cyber-attacks and breaches of information technology systems, as well as the sources and targets of these attacks, change frequently and are often not recognized until attacks are launched or have been in place for a period of time. We continuously monitor and develop our information technology networks and infrastructure to prevent, detect, address and mitigate the risk of unauthorized access, misuse, malware and other events that could have a security impact; however, there can be no assurance that these or any measures will be effective.

Additionally, the majority of our sales are by credit or debit cards. Other restaurants and retailers have experienced security breaches in which credit and debit card information of their customers has been stolen. We may in the future become subject to lawsuits or other proceedings for purportedly fraudulent transactions arising out of the actual or alleged theft of our customers' confidential or personal information and credit or debit card information. Most states have also enacted legislation requiring notification of security breaches involving personal information, including credit and debit card information. Additionally, the California Privacy Act of 2018, which became effective on January 1, 2020, provides a new private right of action for data breaches and requires companies that process information on California residents to make new disclosures to consumers about their data collection, use and sharing practices and allow consumers to opt out of certain data sharing with third parties. Any such claim or proceeding, or any adverse publicity resulting from these allegations, may have a material adverse effect on our business.

We maintain disclosure controls and procedures to ensure we will timely and sufficiently notify our investors of material cybersecurity risks and incidents, including the associated financial, legal or reputational consequences of such an event. In addition, we maintain policies and procedures to prevent directors, senior officers and other corporate insiders from trading stock after being made aware of a material cybersecurity incident and to control the distribution of information about cybersecurity events that could constitute material nonpublic information about Potbelly; however, we cannot be certain that a corporate insider who becomes aware of a material cybersecurity incident does not undertake to buy or sell Potbelly stock before information about the incident becomes publicly available.

If we are unable to protect our customers' credit card data, we could be exposed to data loss, litigation, and liability, and our reputation could be significantly harmed.

In connection with credit card sales, we transmit confidential credit card information by way of secure private retail networks. Although we use private networks, third parties may have the technology or know-how to breach the security of the customer information transmitted in connection with credit card sales, and our security measures and those of our technology vendors may not effectively prohibit others from obtaining improper access to this information. If a person is able to circumvent these security measures, he or she could destroy or steal valuable information or disrupt our operations. Any security breach could expose us to risks of data loss, litigation, and liability, and could seriously disrupt our operations and any resulting negative publicity could significantly harm our reputation.

Our inability or failure to execute on a comprehensive business continuity plan at our restaurant support centers following a disaster or force majeure event could have a material adverse impact on our business.

Many of our corporate systems and processes and corporate support for our restaurant operations are centralized at one location. We have disaster recovery procedures and business continuity plans in place to address crisis-level events, including hurricanes and other natural disasters, and back up and off-site locations for recovery of electronic and other forms of data and information, and the COVID-19 pandemic has provided a limited test of our ability to manage our business remotely. However, if we are unable to fully implement our disaster recovery plans, we may experience delays in recovery of data, inability to perform vital corporate functions, tardiness in required reporting and compliance, failures to adequately support field operations and other breakdowns in normal communication and operating procedures that could have a material adverse effect on our financial condition, results of operation and exposure to administrative and other legal claims. In addition, these threats are constantly evolving, which increases the difficulty of accurately and timely predicting, planning for and protecting against the threat. As a result, our disaster recovery procedures and business continuity plans may not adequately address all threats we face or protect us from loss.

Risks Related to Legislation and Regulations

Legislation and regulations requiring the display and provision of nutritional information for our menu offerings, and new information or attitudes regarding diet and health or adverse opinions about the health effects of consuming our menu offerings, could affect consumer preferences and negatively impact our results of operations.

Government regulation and changes in consumer eating habits resulting from shifting attitudes regarding diet and health or new information regarding changes in the health effects of consuming our menu offerings may impact our business. These changes have resulted in, and may continue to result in, the enactment of laws and regulations that impact the ingredients and nutritional content of our menu offerings, or laws and regulations requiring us to disclose the nutritional content of our food offerings.

For example, PPACA establishes a uniform, federal requirement for certain restaurants to post certain nutritional information on their menus. Specifically, the PPACA amended the Federal Food, Drug and Cosmetic Act to require chain restaurants with 20 or more locations operating under the same name and offering substantially the same menus to publish the total number of calories of standard menu items on menus and menu boards, along with a statement that puts this calorie information in the context of a total daily calorie intake. The PPACA also requires covered restaurants to provide to consumers, upon request, a written summary of detailed nutritional information for each standard menu item, and to provide a statement on menus and menu boards about the availability of this information. In addition, a number of states, counties, and cities have enacted menu labeling laws imposing requirements for additional menu disclosure, such as sodium content. An unfavorable report on, or reaction to, our menu ingredients, the size of our portions or the nutritional content of our menu items could negatively influence the demand for our offerings.

Compliance with current and future laws and regulations regarding the ingredients and nutritional content of our menu items may be costly and time-consuming. Additionally, if consumer health regulations or consumer eating habits change significantly, we may be required to modify or discontinue certain menu items, and we may experience higher costs associated with the implementation of those changes. Additionally, some government authorities are increasing regulations regarding trans-fats and sodium, which may require us to limit or eliminate trans-fats and sodium from our menu offerings or switch to higher cost ingredients or may hinder our ability to operate in certain markets. If we fail to comply with these laws or regulations, our business could experience a material adverse effect.

We cannot make any assurances regarding our ability to effectively respond to changes in consumer health perceptions or our ability to successfully implement the nutrient content disclosure requirements and to adapt our menu offerings to trends in eating habits. The imposition of menu-labeling laws could have an adverse effect on our results of operations and financial position, as well as the restaurant industry in general.

We are subject to many federal, state and local laws with which compliance is both costly and complex.

The restaurant industry is subject to extensive federal, state and local laws and regulations, including those relating to building and zoning requirements and those relating to the preparation and sale of food. The development and operation of restaurants depend, to a significant extent, on the selection and acquisition of suitable sites, which are subject to zoning, land use, environmental, traffic and other regulations and requirements. We are also subject to licensing and regulation by state and local authorities relating to health, sanitation, safety and fire standards.

We are subject to federal and state laws governing our relationships with employees (including the Fair Labor Standards Act of 1938, the Immigration Reform and Control Act of 1986, and applicable requirements concerning the minimum wage, overtime, family leave, working conditions, safety standards, immigration status, unemployment tax rates, workers' compensation rates and state and local payroll taxes) and federal and state laws which prohibit discrimination. As significant numbers of our associates are paid at rates related to the applicable minimum wage, further increases in the minimum wage or other changes in these laws could increase our labor costs. For example, the state of Illinois approved a minimum wage increase that became effective on January 1, 2022 which increased the minimum wage to $12.00 per hour. As other jurisdictions implement minimum wage increases, we expect our business labor costs will continue to increase. Our ability to respond to minimum wage increases by increasing menu prices will depend on the responses of our competitors and customers. Our distributors and suppliers could also be affected by higher minimum wages, financial condition benefit standards and compliance costs, which could result in higher costs for goods and results services supplied to us.

We are subject to the ADA, which, among other things, requires our shops to meet federally mandated requirements for the disabled. The ADA prohibits discrimination in employment and public accommodations on the basis of disability. Under the ADA, we could be required to expend funds to modify our shops to provide service to, or make reasonable accommodations for the employment of, disabled persons. In addition, our employment practices are subject to the requirements of the Immigration and Naturalization Service relating to citizenship and residency. Government regulations could also affect and change the items we procure for resale such as commodities.

Our franchising activities are subject to federal rules and regulations administered by the U.S. Federal Trade Commission and laws enacted by a number of states. In particular, we are subject to federal and state laws regulating the offer and sale of franchises, as well as judicial and administrative interpretations of such laws. Such laws impose registration and disclosure requirements on franchisors in the offer and sale of franchises and may also apply substantive standards to the relationship between franchisor and franchisee, including limitations on the ability of franchisors to terminate franchises and alter franchise arrangements. Failure to comply with new or existing franchise laws, rules, and regulations in any jurisdiction or to obtain required government approvals could negatively affect our ability to grow or expand our franchise business and sell franchises.

The impact of current laws and regulations, the effect of future changes in laws or regulations that impose additional requirements and the consequences of litigation relating to current or future laws and regulations, or our inability to respond effectively to significant regulatory or public policy issues, could increase our compliance and other costs of doing business and, therefore, have an adverse effect on our results of operations. Failure to comply with the laws and regulatory requirements of federal, state and local authorities could result in, among other things, revocation of required licenses, administrative enforcement actions, fines and civil and criminal liability. In addition, certain laws, including the ADA, could require us to expend significant funds to make modifications to our shops if we failed to comply with applicable standards. Compliance with all of these laws and regulations can be costly and can increase our exposure to litigation or governmental investigations or proceedings.

Failure to obtain and maintain required licenses and permits or to comply with food control regulations could lead to the loss of our food service licenses and, thereby, harm our business.

Restaurants are required under various federal, state and local government regulations to obtain and maintain licenses, permits and approvals to operate their businesses and such regulations are subject to change from time to time. The failure to obtain and maintain these licenses, permits and approvals could adversely affect our operating results. Typically, licenses must be renewed annually and may be revoked, suspended or denied renewal for cause at any time if governmental authorities determine that our conduct violates applicable regulations. Difficulties or failure to maintain or obtain the required licenses and approvals could adversely affect our existing shops and delay or result in our decision to cancel the opening of new shops, which would adversely affect our business.

Restaurant companies have been the target of class action lawsuits and other proceedings alleging, among other things, violations of federal and state workplace and employment laws. Proceedings of this nature are costly, divert management attention and, if successful, could result in our payment of substantial damages or settlement costs.

Our business is subject to the risk of litigation by employees, consumers, suppliers, stockholders or others through private actions, class actions, administrative proceedings, regulatory actions or other litigation. The outcome of litigation, particularly class action and regulatory actions, is difficult to assess or quantify. In recent years, restaurant companies have been subject to lawsuits, including class action lawsuits, alleging violations of federal and state laws regarding workplace and employment matters, discrimination and similar matters. A number of these lawsuits have resulted in the payment of substantial damages by the defendants.

Occasionally, our customers file complaints or lawsuits against us alleging that we are responsible for some illness or injury they suffered at or after a visit to one of our shops, including actions seeking damages resulting from food-borne illness or accidents in our shops. We are also subject to a variety of other claims from third parties arising in the ordinary course of our business, including contract claims. The restaurant industry has also been subject to a growing number of claims that the menus and actions of restaurant chains have led to the obesity of certain of their customers. We may also be subject to lawsuits from our employees, the U.S. Equal Employment Opportunity Commission or others alleging violations of federal and state laws regarding workplace and employment matters, discrimination and similar matters.

Regardless of whether any claims against us are valid or whether we are liable, claims may be expensive to defend and may divert time and money away from our operations. In addition, they may generate negative publicity, which could reduce customer traffic and sales. Although we maintain what we believe to be adequate levels of insurance, insurance may not be available at all or in sufficient amounts to cover any liabilities with respect to these or other matters. A judgment or other liability in excess of our insurance coverage for any claims or any adverse publicity resulting from claims could adversely affect our business and results of operations.

We may not be able to adequately protect our intellectual property, which, in turn, could harm the value of our brands and adversely affect our business.

Our ability to implement our business plan successfully depends in part on our ability to further build brand recognition using our trademarks, service marks and other proprietary intellectual property, including our name and logos and the unique ambiance of our shops. We have registered or applied to register a number of our trademarks. We cannot assure you that our trademark applications will be approved. Third parties may also oppose our trademark applications, or otherwise challenge our use of the trademarks. In the event that our trademarks are successfully challenged, we could be forced to rebrand our goods and services, which could result in loss of brand recognition, and could require us to devote resources to advertising and marketing new brands. If our efforts to register, maintain and protect our intellectual property are inadequate, or if any third party misappropriates, dilutes or infringes on our intellectual property, the value of our brands may be harmed, which could have a material adverse effect on our business and might prevent our brands from achieving or maintaining market acceptance. We may also face the risk of claims that we have infringed third parties' intellectual property rights. If third parties claim that we infringe upon their intellectual property rights, our operating profits could be adversely affected. Any claims of intellectual property infringement, even those without merit, could be expensive and time consuming to defend, require us to rebrand our services, if feasible, divert management's attention and resources or require us to enter into royalty or licensing agreements in order to obtain the right to use a third party's intellectual property.

Risks Related to our Indebtedness

Limitations in our Term Loan may limit our ability to invest in the ongoing needs of our business and if we are unable to comply with our financial covenants, our liquidity and results of operations could be harmed.

On February 7, 2023 (the "Closing Date"), we entered into a credit and guaranty agreement (the "New Credit Agreement") with Sagard Holdings Manager LP as administrative agent (the "Administrative Agent"). The New Credit Agreement provides for a term loan facility with an aggregate commitment of $25 million (the "Term Loan"). The Term Loan places certain conditions on us, including that it:

- limits our flexibility in planning for, or reacting to, changes in our business or the industries in which we operate;
- makes us more vulnerable to increases in interest rates, as borrowings under the Term Loan are at variable rates;
- limits our ability to obtain additional financing in the future for working capital or other purposes; and
- could place us at a competitive disadvantage compared to our competitors.

The Term Loan places certain limitations on our ability to incur additional indebtedness and, among other things, our ability to enter into certain types of transactions, financing arrangements and investments, to make certain changes to our capital structure and to guarantee certain indebtedness. The Term Loan also places certain restrictions on the payment of dividends and distributions. These restrictions limit or prohibit, among other things, our ability to:

- pay dividends on, redeem or repurchase our stock or make other distributions;
- incur or guarantee additional indebtedness;
- create or incur liens;
- make acquisitions or investments;
- transfer or sell certain assets or merge or consolidate with or into other companies;
- enter into swap agreements;
- enter into certain sale and leaseback transactions; and
- enter into certain transactions with our affiliates.

Failure to comply with certain covenants or the occurrence of a change of control under the Term Loan could result in the acceleration of our obligations under the loan, which would harm our business, liquidity, capital resources and results of operations.

The Term Loan also requires us to comply with certain financial covenants including a minimum fixed charge coverage ratio for specified periods, a maximum leverage ratio for specified periods, a minimum average liquidity amount for specified periods, and limits to capital expenditures for specified periods, as well as other covenants and requirements as set forth in the agreement. Changes with respect to these financial covenants may increase our interest rate and failure to comply with these covenants could result in a default and an acceleration of our obligations under the Term Loan, which would harm our business, liquidity, capital resources and results of operations.

We may be unable to obtain debt or other financing on favorable terms or at all.

There are inherent risks in our ability to borrow. Our lenders may be unable to lend to us or tighten their lending standards, which could make it more difficult for us to refinance our existing indebtedness or to obtain other financing on favorable terms or at all. Longer term disruptions in the capital and credit markets as a result of uncertainty, changing or increased regulation, reduced alternatives, failures of significant financial institutions or other events could adversely affect our access to liquidity needed for our business. Any disruption could require us to take measures to conserve cash until the markets stabilize or until alternative credit arrangements or other funding for our business can be arranged, which could harm our business, liquidity, capital resources and results of operations. Such measures could include deferring capital expenditures (including the opening of new restaurants) and reducing or eliminating other discretionary uses of cash.

General Risk Factors

Economic conditions in the United States could materially affect our business, financial condition and results of operations.

The restaurant industry depends on consumer discretionary spending. During periods of economic downturn, continuing disruptions in the overall economy, including the impacts of high unemployment and financial market volatility and unpredictability, may cause a related reduction in consumer confidence, which could negatively affect customer traffic and sales throughout our industry. These factors, as well as national, regional and local regulatory and economic conditions, gasoline prices and disposable consumer income affect discretionary consumer spending. If economic conditions worsen and our customers choose to dine out less frequently or reduce the amount they spend on meals while dining out, customer traffic could be adversely impacted. If negative economic conditions persist for a long period of time or become pervasive, consumer changes to their discretionary spending behavior, including the frequency with which they dine out, could be more permanent. The U.S. economy is likely to be affected by many national and international factors that are beyond our control. If sales decrease, our profitability could decline as we spread fixed costs across a lower level of sales. Prolonged negative trends in shop sales could cause us to, among other things, reduce the number and frequency of new shop openings, close shops or delay remodeling of our existing shops or take asset impairment charges.

Because many of our shops are concentrated in local or regional areas, we are susceptible to economic and other trends and developments, including adverse weather conditions, in these areas.

Our financial performance is highly dependent on shops located in Illinois, Texas, Michigan, Maryland, Washington, D.C. and Virginia, which comprised approximately 69.3% of our total domestic shops as of December 25, 2022. Shops located in the Chicago metropolitan area comprised approximately 29.4% of our total domestic shops as of such date. As a result, adverse economic conditions in any of these areas could have a material adverse effect on our overall results of operations. In addition, given our geographic concentrations, negative publicity regarding any of our shops in these areas could have a material adverse effect on our business and operations, as could other regional occurrences such as local strikes, terrorist attacks, increases in energy prices, or natural or man-made disasters.

In particular, adverse weather conditions, such as regional winter storms, floods, severe thunderstorms and hurricanes, could negatively impact our results of operations. Temporary or prolonged shop closures may occur, and customer traffic may decline due to the actual or perceived effects of future weather-related events.

Damage to our reputation or lack of acceptance of our brand in existing or new markets could negatively impact our business, financial condition and results of operations.

We believe we have built our reputation on the high quality of our food, service and staff, as well as on our unique culture and the ambience in our shops, and we must protect and grow the value of our brand to continue to be successful in the future. Any incident that erodes consumer affinity for our brand could significantly reduce its value and damage our business. For example, our brand value could suffer, and our business could be adversely affected if customers perceive a reduction in the quality of our food, service or staff, or an adverse change in our culture or ambience, or otherwise believe we have failed to deliver a consistently positive experience.

We may be adversely affected by news reports or other negative publicity (regardless of their accuracy), regarding food quality issues, public health concerns, illness, safety, injury or government or industry findings concerning our shops, restaurants operated by other foodservice providers, or others across the food industry supply chain. The risks associated with such negative publicity cannot be completely eliminated or mitigated and may materially harm our results of operations and result in damage to our brand.

Also, there has been a marked increase in the use of social media platforms, including blogs, social media websites and other forms of Internet-based communications which allows individual access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Many social media platforms immediately publish the content their subscribers and participants can post, often without filters or checks on accuracy of the content posted. The opportunity for dissemination of information, including inaccurate information, is seemingly limitless and readily available. Information concerning our company may be posted on such platforms at any time. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate without affording us an opportunity for redress or correction. Such platforms also could be used for dissemination of trade secret information, compromising valuable company assets. In sum, the dissemination of information online could harm our business, prospects, financial condition and results of operations, regardless of the information's accuracy.

Our marketing programs may not be successful.

We intend to continue to invest in marketing efforts that we believe will attract and retain customers. These initiatives may not be successful, resulting in expenses incurred without the benefit of higher revenues. Additionally, if these initiatives are not successful, we may engage in additional promotional activities to attract and retain customers, including buy-one get-one offers and other offers for free or discounted food, and any such additional promotional activities could adversely impact our results of operations.

We also plan to continue to emphasize mobile and other digital ordering, delivery and pick-up orders, and catering. These efforts may not succeed to the degree we expect or may result in unexpected operational challenges that adversely impact our costs. We may also seek to introduce new menu items that may not generate the level of sales we expect. Additionally, some of our competitors have greater financial resources, which enable them to spend significantly more on marketing and advertising than we are able to. Should our competitors increase spending on marketing and advertising, or our marketing funds decrease for any reason, or should our advertising and promotions be less effective than our competitors, there could be a material adverse effect on our results of operations and financial condition.

Our business is subject to seasonal fluctuations.

Historically, customer spending patterns for our established shops are lowest in the first quarter of the year due to holidays, consumer habits and adverse weather. Our quarterly results have been and will continue to be affected by the timing of new shop openings and their associated pre-opening costs. As a result of these and other factors, our financial results for any quarter may not be indicative of the results that may be achieved for a full fiscal year.

Changes to estimates related to our property, right-of-use assets for operating leases and equipment or operating results that are lower than our current estimates at certain shop locations may cause us to incur impairment charges on certain long-lived assets, which may adversely affect our results of operations.

In accordance with accounting guidance as it relates to the impairment of long-lived assets, we make certain estimates and projections with regard to individual shop operations, as well as our overall performance, in connection with our impairment analyses for long-lived assets. When impairment triggers are deemed to exist for any location, the estimated forecasted shop cash flows are compared to its carrying value. If the carrying value exceeds the estimated forecasted shop cash flows, an impairment charge is recognized as the amount by which the carrying amount of the asset exceeds the fair value of the asset group. The projections of future cash flows used in these analyses require the use of judgment and a number of estimates and projections of future operating results. If actual results differ from our estimates, additional charges for asset impairments may be required in the future. We have experienced significant impairment charges in past years. If future impairment charges are significant, our reported operating results would be adversely affected.

Changes in tax laws and unanticipated tax liabilities could adversely affect the taxes we pay and our profitability.

We are subject to income and other taxes in the U.S., and our operations, plans and results are affected by various tax initiatives in the U.S. In particular, we are affected by the impact of changes to tax laws or policy or related authoritative interpretations. We are also impacted by settlements of pending or any future adjustments proposed by taxing and governmental authorities inside the U.S. in connection with our tax audits, all of which will depend on their timing, nature and scope. Any significant increases in income tax rates, changes in income tax laws or unfavorable resolution of tax matters could have a material adverse impact on our financial results.

We have experienced and continue to experience significant labor cost inflation. If we are unable to offset higher labor costs, our cost of doing business will significantly increase, which could materially adversely impact our financial performance.

Increases in minimum wages and minimum tip credit wages, extensions of personal and other leave policies, other governmental regulations affecting labor costs and a diminishing pool of potential staff members when the unemployment rate falls and legal immigration is restricted, especially in certain localities, could significantly increase our labor costs and make it more difficult to fully staff our restaurants, any of which could materially adversely affect our financial performance. We believe the United States federal government may significantly increase the federal minimum wage and tip credit wage (or eliminate the tip credit wage) and require significantly more mandated benefits than what is currently required under federal law. In addition to increasing the overall wages paid to our minimum wage and tip credit wage earners, these increases create pressure to increase wages and other benefits paid to other staff members who, in recognition of their tenure, performance, job responsibilities and other similar considerations, historically received a rate of pay exceeding the applicable minimum wage or minimum tip credit wage. Because we employ a large workforce, any wage increase and/or expansion of benefits mandates will have a particularly significant impact on our labor costs. Our vendors, contractors and business partners are similarly impacted by wage and benefit cost inflation, and many have or will increase their price for goods, construction and services in order to offset their increasing labor costs.

Our labor expenses include significant costs related to our health benefit plans. Health care costs continue to rise and are especially difficult to project. Material increases in costs associated with medical claims, or an increase in the severity or frequency of such claims, may cause health care costs to vary substantially from year-over-year. Given the unpredictable nature of actual health care claims trends, including the severity or frequency of claims, in any given year our health care costs could significantly exceed our estimates, which could materially adversely affect our financial performance. Any significant changes to the healthcare insurance system could impact our healthcare costs. Material increases in healthcare costs could materially adversely affect our financial performance. While we try to offset labor cost increases through price increases, more efficient purchasing practices, productivity improvements and greater economies of scale, there can be no assurance that these efforts will be successful. If we are unable to effectively anticipate and respond to increased labor costs, our financial performance could be materially adversely affected.

Failure of our internal control over financial reporting could adversely affect our business and financial results.

Our management is responsible for establishing and maintaining effective internal control over financial reporting. Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of financial reporting for external purposes in accordance with GAAP. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that we would prevent or detect a misstatement of our financial statements or fraud. Any failure to maintain an effective system of internal control over financial reporting could limit our ability to report our financial results accurately and timely or to detect and prevent fraud. The identification of a material weakness could indicate a lack of controls adequate to generate accurate financial statements that, in turn, could cause a loss of investor confidence and decline in the market price of our common stock. We cannot assure you that we will be able to timely remediate any material weaknesses that may be identified in future periods or maintain all of the controls necessary for continued compliance. Likewise, we cannot assure you that we will be able to retain sufficient skilled finance and accounting personnel, especially in light of the increased demand for such personnel among publicly traded companies.

Risks Related to Environmental Social and Governance Issues

Our business is subject to evolving corporate governance and public disclosure regulations and expectations, including with respect to environmental, social and governance matters, that could expose us to numerous risks.

We are subject to changing rules and regulations promulgated by a number of governmental and self-regulatory organizations, including the SEC, the Nasdaq Stock Market and the Financial Accounting Standards Board. These rules and regulations continue to evolve in scope and complexity and many new requirements have been created in response to laws enacted by Congress, making compliance more difficult and uncertain. In addition, increasingly regulators, customers, investors, employees and other stakeholders are focusing on environmental, social and governance ("ESG") matters and related disclosures. These changing rules, regulations and stakeholder expectations have resulted in, and are likely to continue to result in, increased general and administrative expenses and increased management time and attention spent complying with or meeting such regulations and expectations. For example, developing and acting on initiatives within the scope of ESG, and collecting, measuring and reporting ESG related information and metrics can be costly, difficult and time consuming and is subject to evolving reporting standards, including the SEC's recently proposed climate-related reporting requirements. We may also communicate certain initiatives and goals, regarding environmental matters, diversity, responsible sourcing and social investments and other ESG related matters, in our SEC filings or in other public disclosures. These initiatives and goals within the scope of ESG could be difficult and expensive to implement, the technologies needed to implement them may not be cost effective and may not advance at a sufficient pace, and we could be criticized for the accuracy, adequacy or completeness of the disclosure. In addition, we could be criticized for the scope or nature of such initiatives or goals, or for any revisions to these goals. If our ESG-related data, processes and reporting are incomplete or inaccurate, or if we fail to achieve progress with respect to our goals within the scope of ESG on a timely basis, or at all, our reputation, business, financial performance and growth could be adversely affected.

Climate change may have an adverse impact on our business.

While we seek to mitigate our business risks associated with climate change by establishing environmental goals and standards and seeking business partners, including within our supply chain, that are committed to operating in ways that protect the environment or mitigate environmental impacts, we recognize that there are inherent climate-related risks wherever business is conducted. Our financial results, our leased premises and operations may be vulnerable to the adverse effects of climate change, which are predicted to increase the frequency and severity of weather events and other natural cycles such as wildfires and droughts. Such events have the potential to disrupt our operations, cause store closures, disrupt the business of our third-party suppliers and impact our customers, all of which may cause us to suffer losses and additional costs to maintain or resume operations.

Risks Related to Ownership of Our Common Stock

Our *business could be negatively affected as a result of actions of activist stockholders.*

From time to time, we may be subject to proposals by stockholders urging us to take certain corporate action. If activist stockholder activities ensue, our business could be adversely impacted because:

- responding to actions by activist stockholders can be costly and time-consuming, and divert the attention of our management and employees;
- perceived uncertainties as to our future direction may result in the loss of potential business opportunities, and may make it more difficult to attract and retain qualified personnel and business partners; and
- pursuit of an activist stockholder's agenda may adversely affect our ability to effectively implement our business strategy and create additional value for our stockholders.

Our stock price could be extremely volatile and, as a result, you may not be able to resell your shares at or above the price you paid for them.

Volatility in the market price of our common stock may prevent you from being able to sell your shares at or above the price you paid for your shares. The stock market in general has been highly volatile, and this may be especially true for our common stock given our growth strategy and stage of development. As a result, the market price of our common stock is likely to be similarly volatile. You may experience a decrease, which could be substantial, in the value of your stock, including decreases unrelated to our operating performance or prospects, and could lose part or all of your investment. The price of our common stock could be subject to wide fluctuations in response to a number of factors, including those described elsewhere in this Annual Report and others such as:

- actual or anticipated fluctuations in our quarterly or annual operating results and the performance of our competitors;
- publication of research reports by securities analysts about us, our competitors or our industry;
- our failure or the failure of our competitors to meet analysts' projections or guidance that we or our competitors may give to the market;
- additions and departures of key personnel;
- sales, or anticipated sales, of large blocks of our stock or of shares held by our stockholders, directors or executive officers;
- strategic decisions by us or our competitors, such as acquisitions, divestitures, spin-offs, joint ventures, strategic investments or changes in business strategy;
- the passage of legislation or other regulatory developments affecting us or our industry;
- speculation in the press or investment community, whether or not correct, involving us, our suppliers or our competitors;
- changes in accounting principles;
- litigation and governmental investigations;
- terrorist acts, acts of war or periods of widespread civil unrest;
- a food-borne illness outbreak;
- severe weather, natural disasters and other calamities; and
- changes in general market and economic conditions.

As we operate in a single industry, we are especially vulnerable to these factors to the extent that they affect our industry or our products. In the past, securities class action litigation has often been initiated against companies following periods of volatility in their stock price. This type of litigation could result in substantial costs and divert our management's attention and resources, and could also require us to make substantial payments to satisfy judgments or to settle litigation.

Provisions in our certificate of incorporation and bylaws and Delaware law may discourage, delay or prevent a change of control of our company or changes in our management and, therefore, may depress the trading price of our stock.

Our certificate of incorporation and bylaws include certain provisions that could have the effect of discouraging, delaying or preventing a change of control of our company or changes in our management, including, among other things:

- restrictions on the ability of our stockholders to fill a vacancy on the board of directors;
- our ability to issue preferred stock with terms that the board of directors may determine, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer;
- the inability of our stockholders to call a special meeting of stockholders;
- the absence of cumulative voting in the election of directors, which may limit the ability of minority stockholders to elect directors;
- advance notice requirements for stockholder proposals and nominations, which may discourage or deter a potential acquirer from soliciting proxies to elect a particular slate of directors or otherwise attempting to obtain control of us; and
- our bylaws may only be amended by the affirmative vote of the holders of at least 2/3 of the voting power of outstanding shares of our capital stock entitled to vote generally in the election of directors or by our board of directors.

Section 203 of the Delaware General Corporation Law may affect the ability of an "interested stockholder" to engage in certain business combinations, including mergers, consolidations or acquisitions of additional shares, for a period of three years following the time that the stockholder becomes an "interested stockholder." An "interested stockholder" is defined to include persons owning directly or indirectly 15% or more of the outstanding voting stock of a corporation.

It is not possible to predict the aggregate proceeds resulting from sales made under the Sales Agreement.

On November 3, 2021, we entered into an equity sales agreement (the "Sales Agreement") with William Blair & Company, L.L.C. (the "Sales Agent"), pursuant to which we may issue and sell from time to time shares of our common stock having an aggregate offering price of up to $40 million through the Sales Agent (the "At-the-Market Offering"). Subject to certain limitations in the Sales Agreement and compliance with applicable law, we have the discretion to deliver a placement notice to the Sales Agent at any time throughout the term of the Sales Agreement. The number of shares that are sold through the Sales Agent after delivering a placement notice will fluctuate based on a number of factors, including the market price of our common stock during the sales period, the limits we set with the Sales Agent in any applicable placement notice, and the demand for our common stock during the sales period. Because the price per share of each share sold will fluctuate during the sales period, it is not currently possible to predict the aggregate proceeds to be raised in connection with those sales.

We may not be able to access sufficient funds under the Sales Agreement when needed.

The Sales Agent is only obligated to act as our agent in the sale of shares pursuant to the Sales Agreement on a commercially reasonable efforts basis and subject to certain conditions set forth in the Sales Agreement. Therefore, we may not in the future, have access to the full amount available to us under the Sales Agreement. Any amounts we sell under the Sales Agreement may not satisfy all of our funding needs, even if we are able and choose to sell and issue all of our common stock currently registered.

Because we have no plans to pay regular cash dividends on our common stock for the foreseeable future, you may not receive any return on investment unless you sell your common stock for a price greater than that which you paid for it.

We may retain future earnings, if any, for future operations, expansion and debt repayment and have no current plans to pay any cash dividends for the foreseeable future. Any decision to declare and pay dividends in the future will be made at the discretion of our board of directors and will depend on, among other things, our results of operations, financial condition, cash requirements, contractual restrictions and other factors that our board of directors may deem relevant. In addition, our ability to pay dividends may be limited by covenants of any existing and future outstanding indebtedness we or our subsidiaries incur, including our credit facility. As a result, you may not receive any return on an investment in our common stock unless you sell our common stock for a price greater than that which you paid for it.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2.   PROPERTIES

We do not own any real property. As of December 25, 2022, we had the following number of company-operated shops located in the following areas:

Location	Number of Shops	Location	Number of Shops
Illinois	109	Washington	10
Texas	58	New York	9
Michigan	30	Indiana	9
Maryland	26	Massachusetts	6
Virginia	22	Oregon	5
District of Columbia	21	Kansas	3
Minnesota	20	Kentucky	1
Ohio	16	Missouri	1
Wisconsin	14	Oklahoma	1
Colorado	11	Pennsylvania	1
Arizona	10	Utah	1
		Total	**384**

Initial lease terms for our company-operated properties are generally ten years, with the majority of the leases providing for an option to renew for two additional five-year terms. Nearly all of our leases provide for a minimum annual rent, and some of our leases call for additional rent based on sales volume at the particular location over specified minimum levels. Generally, the leases are net leases that require us to pay our share of the costs of real estate taxes, utilities, building operating expenses, insurance and other charges in addition to rent. For additional information regarding our leases, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Contractual Obligations" in Item 7.

As of December 25, 2022, we occupied approximately 15,000 square feet of office space in Chicago, Illinois for our corporate headquarters which is leased through March 31, 2027.

ITEM 3.   LEGAL PROCEEDINGS

We are subject to legal proceedings, claims and liabilities, such as employment-related claims and personal injury cases, which arise in the ordinary course of business and are generally covered by insurance. In the opinion of management, the amount of ultimate liability with respect to those actions should not have a material adverse impact on our financial position or results of operations and cash flows.

ITEM 4.   MINE SAFETY DISCLOSURES

Not Applicable

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Common Stock Market Prices and Dividends

Our common stock is listed on the NASDAQ under the symbol "PBPB".

As of February 19, 2023, there were 33 stockholders of record of our common stock. This number excludes stockholders whose stock is held in nominee or street name by brokers.

Dividend Policy

We currently intend to retain all available funds and any future earnings to fund the development and growth of the business and for repurchases of our common stock, and therefore we do not anticipate paying any cash dividends in the foreseeable future. Any future determination to pay dividends will be at the discretion of the Potbelly board of directors, subject to compliance with covenants in future agreements governing our indebtedness, and will depend upon our results of operations, financial condition, capital requirements and other factors that the board of directors deems relevant. In addition, in certain circumstances, the Revolving Credit Facility restricts Potbelly's ability to pay dividends. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Credit Facility" in Item 7.

Purchases of Equity Securities by the Issuer

There were no purchases of our common stock made by or on behalf of Potbelly Corporation during the year ended December 25, 2022.

Performance Graph

The following graph and accompanying table show the cumulative total return to stockholders of Potbelly Corporation's common stock relative to the cumulative total returns of the NASDAQ Composite Index, S&P 600 SmallCap Index and S&P 600 Restaurants Index. The graph tracks the performance of a $100 investment in our common stock and in each of the indices (with the reinvestment of dividends) from December 31, 2017 to December 25, 2022. The stock price performance included in this graph is not necessarily indicative of future stock price performance.



5 Year Cumulative Total Return

Legend: Potbelly Corporation | NASDAQ Composite- Total Return | S&P 600 SmallCap Index | S&P 600 Restaurants Index

ITEM 6.   RESERVED

ITEM 7.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes to those statements included in Item 8. The discussion contains forward-looking statements involving risks, uncertainties and assumptions that could cause Potbelly results to differ materially from expectations. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those described in "Risk Factors" in Item 1A and elsewhere in this report.

This section of this Form 10-K generally discusses our results of operations and financial condition for the year ended December 25, 2022. For a discussion of similar topics for the years ended December 26, 2021 and December 27, 2020, please refer to "Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Form 10-K, filed on March 3, 2022, which is incorporated herein by reference.

Overview

Potbelly Corporation is a neighborhood sandwich concept that has been a much-needed lunch-break escape for more than 40 years. Potbelly owns and operates Potbelly Sandwich Shop concepts in the United States. We also have domestic franchise operations of Potbelly Sandwich Shop concepts. Potbelly's chief operating decision maker is our Chief Executive Officer. Based on how our Chief Executive Officer reviews financial performance and allocates resources on a recurring basis, we have one operating segment and one reportable segment.

Our shop model is designed to generate, and has generated, strong cash flow, attractive shop-level financial results and high returns on investment. We operate our shops successfully in a wide range of geographic markets, population densities and real estate settings. We aim to generate average shop-level profit margins, a non-GAAP measure, that range from mid to high teens. Our ability to achieve such margins and returns depends on a number of factors, including consumer behaviors, the economy, and labor and commodity costs. For example, we face increasing labor and commodity costs, which we have partially offset by increasing menu prices. Although there is no guarantee that we will be able to achieve these returns, we believe our attractive shop economics support our ability to profitably grow our brand in new and existing markets.

The table below sets forth a rollforward of company-operated and franchise-operated activities:

| | Company-Operated | Franchise-Operated | | | Total Company |
		Domestic	International	Total	
Shops as of December 29, 2019	428	46	—	46	474
Shops opened	5	3	—	3	8
Shops closed	(33)	(3)	—	(3)	(36)
Shops as of December 27, 2020	**400**	**46**	**—**	**46**	**446**
Shops opened	—	3	—	3	3
Shops closed	(3)	(3)	—	(3)	(6)
Shops as of December 26, 2021	**397**	**46**	**—**	**46**	**443**
Shops opened	—	1	—	1	1
Shops closed	(13)	(2)	—	(2)	(15)
Shops as of December 25, 2022	**384**	**45**	**—**	**45**	**429**

Impact of COVID-19 on Our Business

On January 30, 2020, the WHO announced a global health emergency because of COVID-19 and the risks to the international community as the virus spreads globally. On March 11, 2020, the WHO classified the COVID-19 outbreak as a pandemic, based on the rapid increase in exposure globally. The COVID-19 pandemic significantly impacted economic conditions in the United States where all our shops are located during portions of 2020 and 2021. The availability of COVID-19 vaccines and lifting of local restrictions has resulted in an improvement to our sales since the beginning of the pandemic. We have returned nearly all of our shops to our pre-pandemic operating hours. To the extent there is a resurgence of COVID-19 cases, we will follow guidance from local authorities in determining the appropriate restrictions to put in place for each shop, including mask mandates, hours of operation, and the suspension or reduction of in-shop dining, which could result in lower in-shop dining revenue or higher operating costs.

The situation surrounding the COVID-19 pandemic continues to change and we cannot determine the extent of the pandemic on our operations and financial results. We have and could continue to experience macroeconomic impacts arising from the COVID-19 pandemic, including but not limited to, commodity inflation, disruption in our supply chain, and labor availability challenges at certain shops. We have increased, and plan to continue to increase, menu prices as necessary in order to offset additional costs as a result of a higher inflationary economic environment in the U.S. These price increases may not be sufficient to mitigate additional unexpected higher costs and further increases may negatively impact consumer behavior and purchases. We will continue to actively monitor the evolving situation and may take further actions that alter our business operations as may be required by federal, state or local authorities or that we determine are in the best interests of our employees, customers, franchisees, stakeholders and communities.

Fiscal Year

Operating results are reported on a 52-week fiscal year calendar, with a 53-week year occurring every fifth or sixth year. Our fiscal year ends on the last Sunday of each calendar year. Fiscal years 2022, 2021, and 2020 were a 52-week year. The first three quarters of our fiscal year consist of 13 weeks and our fourth quarter consists of 13 weeks for 52-week fiscal years and 14 weeks for 53-week fiscal years.

Key Performance Indicators

In assessing the performance of our business, we consider a variety of performance and financial measures. The key measures for determining how the business is performing are comparable store sales, number of company-operated shop openings, shop-level profit margins, and adjusted EBITDA.

Company-Operated Comparable Store Sales

Comparable store sales reflect the change in year-over-year sales for the comparable company-operated store base. We define the comparable store base to include those shops open for 15 months or longer. As of the fiscal years ended December 25, 2022, December 26, 2021, and December 27, 2020 there were 379, 366 and 378 shops, respectively, in our comparable company-operated store base. Comparable store sales growth can be generated by an increase in number of transactions and/or by increases in the average check amount resulting from a shift in menu mix and/or increase in price. This measure highlights performance of existing shops as the impact of new shop openings is excluded. For purposes of the comparable store sales calculation, a transaction is defined as an entrée, which includes sandwiches, salads and bowls of soup or mac and cheese.

Number of Company-Operated Shop Openings

The number of company-operated shop openings during a particular reporting period may have an impact on our results that period and other surrounding periods. Before we open new company-operated shops, we incur pre-opening costs. Often, new shops open with an initial start-up period of higher than normal sales volumes, which subsequently decrease to stabilized levels. While sales volumes are generally higher during the initial opening period, new shops typically experience normal inefficiencies in the form of higher cost of sales, labor and other direct operating expenses and as a result, shop-level profit margins are generally lower during the start-up period of operation. The average start-up period is 10 to 13 weeks. With our focus on franchise shop development, we expect our company shop development will be limited in 2023.

Number of Franchise-Operated Shop Openings

The number of franchise-operated shop openings during a particular reporting period may have an impact on our franchise revenue during that period and subsequent periods. For each franchise-operated shop, we collect an initial franchise fee that is recognized as revenue over the term of the franchise agreement, beginning with the shop opening date. We also collect royalties and other fees from the franchisee after they shop opens and they begin generating sales. We enter development agreements with some franchisees to open a certain number shops over a specified development schedule, and we expect the number of franchise-operated shop openings to increase as franchisees make progress on their development commitments.

Shop-Level Profit (Loss) Margin

Shop-level profit (loss) margin is defined as net company-operated sandwich shop sales less company-operated sandwich shop operating expenses, excluding depreciation, which consists of food, beverage and packaging costs, labor and related expenses, occupancy expenses, and other operating expenses, as a percentage of net company-operated sandwich shop sales. Other operating expenses include all other shop-level operating costs, excluding depreciation, the major components of which are credit card fees, fees to third-party marketplace partners, marketing and advertising, shop technology and software, supply chain costs, operating supplies, utilities, and repair and maintenance costs. Shop-level profit (loss) margin is not required by, or presented in accordance with U.S. GAAP. We believe shop-level profit (loss) margin is important in evaluating shop-level productivity, efficiency and performance.

Adjusted EBITDA

We define adjusted EBITDA as net income before depreciation and amortization, interest expense and provision for income taxes, adjusted for the impact of the following items that we do not consider representative of ongoing operating performance: stock-based compensation expense, impairment and shop closure expenses, and gain or loss on disposal of property and equipment as well as other one-time, non-recurring charges, such as gain on extinguishment of debt and CEO transition costs. Adjusted EBITDA is not required by, or presented in accordance with U.S. GAAP. We believe that adjusted EBITDA is a useful measure of operating performance, as it provides a picture of operating results by eliminating expenses that management does not believe are reflective of underlying business performance.

Key Financial Definitions

Revenues

Potbelly generates revenue from net company-operated sandwich shop sales and franchise operations. Net company-operated shop sales consist of food and beverage sales, net of promotional allowances and employee meals. Company-operated shop sales are influenced by new shop openings, shop closures and comparable store sales. Franchise royalties and fees consist of an initial franchise fee, a franchise development agreement fee, both of which are recognized over the term of the franchise agreement once the shops are opened, and royalty income from the franchisee.

Food, beverage and packaging costs

The components of food, beverage and packaging costs are variable in nature, change with sales volume, are influenced by menu mix and are subject to increases or decreases based on fluctuations in commodity costs.

Labor and Related Expenses

Labor and related expenses include all shop-level management and hourly labor costs, including salaries, wages, benefits and performance incentives, labor taxes and other indirect labor costs.

Occupancy Expenses

Occupancy expenses include fixed and variable portions of rent, common area maintenance and real estate taxes.

Other Operating Expenses

Other operating expenses include all other shop-level operating costs, excluding depreciation, the major components of which are credit card fees, fees to third-party marketplace partners, operating supplies, utilities, repair and maintenance costs, and shop-level marketing costs. Other operating expenses also include expenses incurred by the Brand Fund, which are recorded to the company-operated shops based on a percentage of sales. These expenses include production and media costs related to brand advertising and are expensed as incurred.

Franchise Marketing Expense

Franchise marketing expenses include Brand Fund expenses for franchised shops. These expenses include production and media costs related to brand advertising and are expensed as incurred.

General and Administrative Expenses

General and administrative expenses is comprised of expenses associated with corporate and administrative functions that support the development and operations of shops, including compensation and benefits, travel expenses, stock-based compensation costs, legal and professional fees, costs related to abandoned new shop development sites and other related corporate costs.

Depreciation Expense

Depreciation expense includes the depreciation of fixed assets and capitalized leasehold improvements.

Pre-Opening Costs

Pre-opening costs consist of costs incurred prior to opening a new shop and are made up primarily of travel, employee payroll and training costs incurred prior to the shop opening, as well as occupancy costs incurred from when we take site possession to shop opening. Shop pre-opening costs are expensed as incurred.

Impairment, Loss on Disposal of Property and Equipment and Shop Closures

Potbelly reviews long-lived assets, such as property and equipment, intangibles and lease right-of-use assets, for impairment when events or circumstances indicate the carrying value of the assets may not be recoverable and records an impairment charge when appropriate. The impairment loss recognized is the excess of the carrying value of the asset over its fair value. Typically, the fair value of the asset is determined by estimating discounted future cash flows associated with the asset. The fair value of right-of-use assets is estimated using market comparative information for similar properties. Loss on disposal of property and equipment represents the net book value of property and equipment less proceeds received, if applicable, on assets abandoned or sold. These losses are related to normal disposals in the ordinary course of business, along with disposals related to shop closures and selected shop remodeling activities. Shop closures includes lease termination payments and the derecognition of the associated right-of-use assets and lease liabilities, as well as any other costs directly incurred in the closure of the shop and after a shop has closed for business.

Restructuring Costs

Restructuring costs consists of one-time employee termination benefits and other charges accrued related to approved restructuring plans.

Interest Expense

Interest expense primarily consists of interest and fees associated with our credit facility, including the amortization of debt issuance costs and other miscellaneous interest charges.

Non-controlling Interests

Non-controlling interests represent non-controlling partners' share of the assets, liabilities and operations related to seven joint venture investments. Potbelly has ownership interests ranging from 51-80% in these consolidated joint ventures.

Results of Operations

Fiscal Year 2022 (52 Weeks) Compared to Fiscal Year 2021 (52 Weeks)

The following table presents information comparing the components of net income for the periods indicated (dollars in thousands):

	Fiscal Year					
	2022	% of Revenues	2021	% of Revenues	2020	% of Revenues
Revenues						
Sandwich shop sales, net	$ 447,901	99.1 %	$ 377,283	99.3 %	$ 289,337	99.3 %
Franchise royalties and fees	4,072	0.9	2,769	0.7	1,944	0.7
Total revenues	451,973	100.0	380,052	100.0	291,281	100.0
Expenses						
(Percentages stated as a percent of sandwich shop sales, net)						
Sandwich shop operating expenses						
Food, beverage and packaging costs	129,151	28.8	105,035	27.8	82,154	28.4
Labor and related expenses	142,095	31.7	127,099	33.7	105,241	36.4
Occupancy expenses	54,536	12.2	53,821	14.3	56,882	19.7
Other operating expenses	74,916	16.7	63,514	16.8	50,922	17.6
(Percentages stated as a percent of total revenues)						
Franchise marketing expenses	694	0.2	313	NM	155	NM
General and administrative expenses	37,741	8.4	31,724	8.3	32,986	11.3
Depreciation expense	11,890	2.6	15,909	4.2	19,830	6.8
Pre-opening costs	—	NM	—	NM	229	NM
Impairment and loss on disposal of property and equipment	4,754	1.1	5,125	1.3	12,346	4.2
Restructuring costs	—	NM	—	NM	1,668	0.6
Total expenses	455,777	100.8	402,540	105.9	362,413	124.4
Loss from operations	(3,804)	(0.8)	(22,488)	(5.9)	(71,132)	(24.4)
Interest expense	1,349	0.3	963	0.3	1,076	0.4
Gain on extinguishment of debt	(10,191)	(2.3)	—	NM	—	NM
Income (loss) before income taxes	5,038	1.1	(23,451)	(6.2)	(72,208)	(24.8)
Income tax expense (benefit)	327	NM	172	NM	(6,536)	(2.2)
Net income (loss)	4,711	1.0	(23,623)	(6.2)	(65,672)	(22.5)
Net income (loss) attributable to non-controlling interests	366	NM	161	NM	(281)	NM
Net income (loss) attributable to Potbelly Corporation	$ 4,345	1.0 %	$ (23,784)	(6.3) %	$ (65,391)	(22.4) %

	Fiscal Year		
Other Key Performance Indicators	2022	2021	2020
Comparable Store Sales	18.5 %	30.3 %	(24.7)%
Shop-level profit margin	10.5 %	7.4 %	(2.0)%
Adjusted EBITDA	$ 15,739	$ 522	$ (32,684)

"NM" - Amount is not meaningful

This section of this Form 10-K generally discusses our results of operations and financial condition for the year ended December 25, 2022. For a discussion of similar topics for the years ended December 26, 2021 and December 27, 2020, please refer to "Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Form 10-K, filed on March 3, 2022, which is incorporated herein by reference.

Revenues

Revenues increased by $71.9 million, or 18.9%, to $452.0 million for the fiscal year 2022, from $380.1 million for the fiscal year 2021. This increase was primarily driven by the sustained recovery of our company-operated shops in central business districts and airport locations, improved performance of our catering channel, successful marketing programs, and increased prices to offset cost inflation. Company-operated comparable store sales resulted in an increase of $69.5 million, or 18.5% for the fiscal year 2022. The increase in revenue also included sales from shops that were temporarily closed in 2021. These increases were partially offset by a decrease in sales from shops that have permanently closed during the last year. Additionally, revenue from franchise royalties and fees increased by $1.3 million, or 47.1% driven primarily by increased shop sales at franchised locations.

Food, beverage and packaging costs

Food, beverage and packaging costs increased by $24.1 million, or 23.0%, to $129.2 million for the fiscal year 2022, compared to $105.0 million for the fiscal year 2021. This increase was primarily driven by an increase in shop sales volume and increased costs of our food and paper supplies, specifically proteins and bread. As a percentage of sandwich shop sales, food, beverage and packaging costs increased to 28.8% for the fiscal year 2022, from 27.8% for the fiscal year 2021, primarily driven by increased costs as noted above partially offset by increased menu prices.

Labor and Related Expenses

Labor and related expenses increased by $15.0 million, or 11.8%, to $142.1 million for the fiscal year 2022, from $127.1 million for the fiscal year 2021, primarily driven by an increase in shop sales volumes and higher shop labor wage rates as a result of labor availability challenges in certain restaurants. As a percentage of sandwich shop sales, labor and related expenses decreased to 31.7% for the fiscal year 2022, from 33.7% for the fiscal year 2021, primarily driven by sales leverage in certain labor related costs not directly variable with sales.

Occupancy Expenses

Occupancy expenses increased by $0.7 million, or 1.3%, to $54.5 million for the fiscal year 2022, from $53.8 million for the fiscal year 2021, primarily due to an increase in variable lease expenses such as common area maintenance and sales-based rent. As a percentage of sandwich shop sales, occupancy expenses decreased to 12.2% for the fiscal year 2022, from 14.3% for the fiscal year 2021, primarily due to increased sales leverage in certain occupancy related costs not variable with sales, as well as the impact of lease concessions and restructurings over the last year.

Other Operating Expenses

Other operating expenses increased by $11.4 million, or 18.0%, to $74.9 million for the fiscal year 2022, from $63.5 million for the fiscal year 2021. The increase was primarily related to an increase in marketing and advertising spend, utilities and certain items variable with sales, including fees to third-party delivery partners and credit card fees. Marketing and advertising expenses included in other operating expenses were $6.6 million and $4.2 million for the fiscal years ended 2022 and 2021, respectively. As a percentage of sandwich shop sales, other operating expenses decreased to 16.7% for the fiscal year 2022, from 16.8% for the fiscal year 2021, primarily driven by sales leverage in operating expense items that are not directly variable with sales, partially offset by increased marketing and advertising expenses as noted above.

Franchise marketing expenses

Franchise marketing expenses increased by $0.4 million, or 121.7%, to $0.7 million for the fiscal year 2022, from $0.3 million for the fiscal year 2021. The increase was primarily driven by an increase in marketing and advertising expenses related to the Brand Fund.

General and Administrative Expenses

General and administrative expenses increased by $6.0 million, or 19.0%, to $37.7 million for the fiscal year 2022, from $31.7 million for the fiscal year 2021. This increase was primarily driven by an increase in payroll costs and bonus accrual expense. As a percentage of revenues, general and administrative expenses increased to 8.4% for the fiscal year 2022, from 8.3% for the fiscal year 2021, primarily driven by an increase in certain costs not directly variable with sales.

Depreciation Expense

Depreciation expense decreased by $4.0 million, or 25.3%, to $11.9 million for the fiscal year 2022, from $15.9 million for the fiscal year 2021, primarily due to a lower depreciable base related to a decrease in the number of company-operated shops and impairment charges taken in prior periods. As a percentage of revenues, depreciation decreased to 2.6% for the fiscal year 2022, from 4.2% for the fiscal year 2021.

Impairment, Loss on Disposal of Property and Equipment and Shop Closures

Impairment, loss on disposal of property and equipment and shop closures decreased to $4.8 million for fiscal year 2022, compared to $5.1 million for fiscal year 2021. The 2022 charges primarily consisted of impairment of certain shop-level assets and a loss on disposal of certain corporate assets as described below.

After performing a periodic review of our shops for the fiscal year 2022, it was determined that indicators of impairment were present for certain shops as a result of continued underperformance, primarily related to the impacts of COVID-19. We performed an impairment analysis related to these shops and recorded an impairment charge of $3.3 million for the fiscal year 2022. The ultimate severity and longevity of the COVID-19 pandemic is unknown, and therefore, it is possible that impairments could be identified in future periods, and such amounts could be material. During the first quarter of 2021, we amended the lease for our corporate Support Center office in Chicago to relocate to a different office space. As a result of this relocation, the leasehold improvements of the original office space were disposed, resulting in a loss on disposal of $2.5 million.

Interest Expense, Net

Interest expense was $1.3 million for the fiscal year 2022 and $1.0 million for the fiscal year 2021, as a result of higher interest rates on our revolving credit facility agreement, partially offset by carrying a lower average debt balance on our revolving credit facility agreement.

Income Tax Expense

We recognized income tax expense of $0.3 million for the year ended December 25, 2022 compared to $0.2 million for the year ended December 26, 2021.

Non-GAAP Financial Measures

Shop-Level Profit (Loss) Margin

Shop-level profit (loss) margin was 10.5% for the fiscal year 2022. Shop-level profit (loss) margin is not required by, or presented in accordance with GAAP. We believe shop-level profit (loss) margin is important in evaluating shop-level productivity, efficiency and performance.

	Fiscal Year Ended					
	December 25, 2022		December 26, 2021		December 27, 2020	
	($ in thousands)					
Loss from operations	$	(3,804)	$	(22,488)	$	(71,132)
Less: Franchise royalties and fees		4,072		2,769		1,944
Franchise marketing expenses		694		313		155
General and administrative expenses		37,741		31,724		32,986
Depreciation expense		11,890		15,909		19,830
Pre-opening costs		—		—		229
Impairment, loss on disposal of property and equipment and shop closures		4,754		5,125		12,346
Restructuring costs		—		—		1,668
Shop-level profit (loss) [Y]	$	47,203	$	27,814	$	(5,862)
Total revenues	$	451,973	$	380,052	$	291,281
Less: Franchise royalties and fees		4,072		2,769		1,944
Sandwich shop sales, net [X]	$	447,901	$	377,283	$	289,337
Shop-level profit (loss) margin [Y÷X]		10.5 %		7.4 %		(2.0)%

Adjusted EBITDA

Adjusted EBITDA was $15.7 million for the fiscal year 2022. Adjusted EBITDA is not required by, or presented in accordance with GAAP. We believe that adjusted EBITDA is a useful measure of operating performance, as it provides a picture of operating results by eliminating expenses that management does not believe are reflective of underlying business performance.

	Fiscal Year Ended		
	December 25, 2022	December 26, 2021	December 27, 2020
	($ in thousands)		
Net income (loss) attributable to Potbelly Corporation	$ 4,345	$ (23,784)	$ (65,391)
Depreciation expense	11,890	15,909	19,830
Interest expense	1,349	963	1,076
Income tax expense (benefit)	327	172	(6,536)
EBITDA	$ 17,911	$ (6,740)	$ (51,021)
Impairment, loss on disposal of property and equipment, and shop closures [a]	4,754	5,125	12,346
Stock-based compensation	3,265	2,137	2,515
CEO transition costs [b]	—	—	769
Proxy related costs [c]	—	—	1,039
Restructuring and other costs [d]	—	—	1,668
Gain on extinguishment of debt	(10,191)	—	—
Adjusted EBITDA	$ 15,739	$ 522	$ (32,684)

(a)   This adjustment includes costs related to impairment of long-lived assets, loss on disposal of property and equipment and shop closure expenses.

(b)   We incurred certain costs related to the transition between the current and former CEO in 2020. Transition costs were included in general and administrative expenses in the consolidated statements of operations.

(c)   We incurred certain professional and other costs and associated benefits related to shareholder proxy matters. These costs and benefits were included in general and administrative expenses in the consolidated statements of operations.

(d)   We incurred certain restructuring costs, primarily related to severance, in 2020 that were included in general and administrative expenses in the consolidated statements of operations.

Liquidity and Capital Resources

General

Potbelly's ongoing primary sources of liquidity and capital resources are cash provided from operating activities, existing cash and cash equivalents, and our credit facility. In the short term, Potbelly's primary requirements for liquidity and capital are existing shop capital investments, maintenance, lease obligations, working capital and general corporate needs. Potbelly's requirement for working capital is not significant since our customers pay for their food and beverage purchases in cash or payment cards (credit or debit) at the time of sale. Thus, Potbelly is able to sell certain inventory items before we need to pay our suppliers for such items. Company shops do not require significant inventories or receivables.

The COVID-19 pandemic's impact on our operations and revenues significantly affected our ability to generate cash from operations in 2020. To preserve financial flexibility, we utilized our revolving credit facility to fund operations.

We ended the fiscal year 2022 with a cash balance of $15.6 million and total liquidity (cash plus amounts available under our committed Revolving Credit Facility, which is further described in the section below) of $31.4 million compared to a balance of $14.4 million and total liquidity of $28.8 million at the end of fiscal year 2021. The total liquidity was $23.7 million as of September 25, 2022, $26.9 million as of June 26, 2022, $19.5 million and March 27, 2022.

On February 9, 2021, we closed on a Securities Purchase Agreement (the "SPA") for the sale of 3,249,668 shares of our common stock at a par value of $0.01 per share and the issuance of warrants to purchase 1,299,861 shares of common stock at an exercise price of $5.45 per warrant for gross proceeds of $16.0 million, before deducting placement agent fees and offering expenses of approximately $1.0 million. The warrants were exercisable commencing August 13, 2021 through their expiration date of August 12, 2026.

On November 3, 2021, we entered into an Equity Sales Agreement (the "Sales Agreement") with William Blair & Company, L.L.C., as agent pursuant to which we may sell shares of our common stock having an aggregate offering price of up to $40.0 million from time to time, in our sole discretion, through an "at the market" equity offering program. As of March 2, 2023, we have not sold any shares under the sales agreement.

We believe that the proceeds from the SPA, cash from our operations, borrowings under our Term Loan Facility and sales under our equity offering program will be sufficient to provide liquidity for the next twelve months and for the foreseeable future. Refer to our discussion regarding the Term Loan in the paragraphs below.

Cash Flows

The following table presents summary cash flow information for the periods indicated (in thousands):

	Fiscal Year	
	2022	**2021**
Operating activities	$ 12,476	$ (4,873)
Investing activities	(8,426)	(9,048)
Financing activities	(2,784)	17,148
Net increase in cash	$ 1,266	$ 3,227

Operating Activities

Net cash provided by operating activities increased to $12.5 million for the fiscal year 2022, from cash used in operating activities of $4.9 million for the fiscal year 2021. The $17.3 million change in operating cash was primarily driven by an increase in income from operations compared to the prior year.

Investing Activities

Net cash used in investing activities decreased to $8.4 million for the fiscal year 2022, from $9.0 million for the fiscal year 2021. The decrease was primarily due to a decrease in capital expenditures. Capital expenditures consist primarily of ongoing investment in our company-owned shops and investment in digital technology. No new company shop construction is currently planned.

Financing Activities

Net cash used in financing activities decreased to $2.8 million for the fiscal year 2022, from cash provided by financing activities of $17.1 million for the fiscal year 2021. The $19.9 million change in financing cash was primarily driven by net proceeds from the SPA in 2021.

Stock Repurchase Program

On May 8, 2018, we announced that our Board of Directors authorized a stock repurchase program for up to $65.0 million of its outstanding common stock. The program permits us, from time to time, to purchase shares in the open market (including in pre-arranged stock trading plans in accordance with the guidelines specified in Rule 10b5-1 under the Securities and Exchange Act of 1934, as amended) or in privately negotiated transactions. The number of common shares actually repurchased, and the timing and price of repurchases, will depend upon market conditions, SEC requirements and other factors. Purchases may be started or stopped at any time without prior notice depending on market conditions and other factors. We did not repurchase any shares of our common stock during 2022. We do not have plans to repurchase any common stock under its stock repurchase program at this time. As of December 25, 2022, the remaining dollar value of authorization under the share repurchase program was $37.9 million, which includes commission. Repurchased shares are included as treasury stock in the consolidated balance sheets and the consolidated statements of equity.

Equity Offering Program

On November 3, 2021, we entered into an Equity Sales Agreement (the "Sales Agreement") with William Blair & Company, L.L.C., as agent pursuant to which we may sell shares of our common stock having an aggregate offering price of up to $40.0 million from time to time, in our sole discretion, through an "at the market" equity offering program.

Under the Sales Agreement, we will set the parameters for the sale of shares, including the number of shares to be issued, the time period during which sales are requested to be made, the limitation on the number of shares that may be sold on any trading day and any minimum price below which sales may not be made. Subject to the terms and conditions of the Sales Agreement, William Blair may sell the Shares by methods deemed to be an "at the market offering" as defined in Rule 415(a)(4) promulgated under the Securities Act of 1933, as amended, including sales made directly on The Nasdaq Global Select Market or on any other existing trading market for the Shares, and, with our consent, in negotiated transactions at market prices prevailing at the time of sale or at prices related to such prevailing market prices. The Sales Agreement may be terminated by the Company upon five days' written notice to William Blair for any reason. William Blair may terminate the Sales Agreement upon five days' written notice to the Company for any reason or at any time under certain circumstances, including but not limited to the occurrence of a material adverse change in the Company.

The Sales Agreement provides that William Blair will be entitled to compensation for its services of 3.0% of the aggregate gross proceeds from each sale under the Sales Agreement. The Company has no obligation to sell any Shares under the Sales Agreement and may at any time suspend solicitation and offers under the Sales Agreement. The Sales Agreement contains customary representations, warranties and agreements by the Company, indemnification obligations of the Company and William Blair and other obligations of the parties.

The Shares will be issued pursuant to the Company's effective shelf registration statement on Form S-3 (File No. 333-255845) (the "Registration Statement"), declared effective by the U.S. Securities and Exchange Commission (the "SEC") on May 13, 2021.

Revolving Credit Facility

On August 7, 2019, we entered into a second amended and restated revolving credit facility agreement (the "Credit Agreement") with JPMorgan Chase Bank, N.A. ("JPMorgan"). The Credit Agreement amends and restates that certain amended and restated revolving credit facility agreement, dated as of December 9, 2015, and amended on May 3, 2019 (collectively, the "Prior Credit Agreement") with JPMorgan. The Credit Agreement provided, among other things, for a revolving credit facility in a maximum principal amount $40 million, with possible future increases of up to $20 million under an expansion feature. Borrowings under the credit facility generally bear interest at our option at either (i) a eurocurrency rate determined by reference to the applicable LIBOR rate plus a specified margin or (ii) a prime rate as announced by JP Morgan plus a specified margin. The applicable margin was determined based upon our consolidated total leverage ratio. On the last day of each calendar quarter, we were required to pay a commitment fee of 0.20% per annum in respect of any unused commitments under the credit facility. So long as certain total leverage ratios, EBITDA thresholds and minimum liquidity requirements are met and no default or event of default has occurred or would result, there was no limit on the "restricted payments" (primarily distributions and equity repurchases) that we may make, provided that proceeds of the loans under the Credit Agreement may not be used for purposes of making restricted payments. As disclosed in our Annual Report on Form 10-K for the fiscal year ended December 26, 2021, we subsequently amended the Credit Agreement during fiscal years 2020 and 2021. The Credit Agreement provides for a revolving credit facility in a maximum principal amount of $25 million.

On January 28, 2022, we entered into Amendment No. 6 (the "Sixth Amendment") to the Credit Agreement. The Sixth Amendment, among other things, (i) extended the maturity date under the Credit Agreement from January 31, 2023 to May 31, 2023, (ii) changed the benchmark interest rates under the Credit Agreement for borrowings from the London Interbank Offered Rate (LIBOR) to the Secured Overnight Financing Rate (SOFR) subject to certain adjustments in the Sixth Amendment, (iii) increased the interest rate margin by 75 basis points with respect to any CBFR Loan (as defined in the Credit Agreement), (iv) sets the interest rate margin at 600 basis points with respect to any Term Benchmark Loan (as defined in the Credit Agreement), (v) amended certain financial covenant testing levels, and (vi) amended the definition of subsidiary to exclude the Potbelly Employee Relief Fund NFP, an Illinois not-for-profit corporation.

On May 31, 2022, we entered into Amendment No. 7 (the "Seventh Amendment") to the Credit Agreement. The Seventh Amendment, among other things (i) extended the maturity date under the Credit Agreement from May 31, 2023 to August 31, 2023 and (ii) amended certain financial covenant testing levels.

On September 23, 2022, we entered into Amendment No. 8 (the "Eighth Amendment") to the Credit Agreement. The Eighth Amendment, among other things (i) extended the maturity date under the Credit Agreement from August 31, 2023 to December 31, 2023 and (ii) amended certain financial covenant testing levels.

As of December 25, 2022, we had $8.6 million outstanding under the Credit Agreement. As of December 26, 2021, we had $9.9 million outstanding under the Credit Agreement. We are currently in compliance with all financial debt covenants.

Paycheck Protection Program Loan

On August 10, 2020, PSW, an indirect subsidiary of ours, entered into a loan agreement with Harvest Small Business Finance, LLC in the aggregate amount of $10.0 million (the "Loan"), pursuant to the PPP under the CARES Act. The Loan was necessary to support our ongoing operations due to the economic uncertainty resulting from the COVID-19 pandemic and lack of access to alternative sources of liquidity.

The Loan was scheduled to mature 5 years from the date on which PSW applies for loan forgiveness under the CARES Act, bears interest at a rate of 1% per annum and is subject to the terms and conditions applicable to loans administered by the U.S. Small Business Administration ("SBA") under the CARES Act. The PPP provides that the use of the Loan amount shall be limited to certain qualifying expenses and may be partially or wholly forgiven in accordance with the requirements set forth in the CARES Act. We used all of the PPP proceeds toward qualifying expenses and pursued forgiveness of the full Loan amount.

On July 12, 2022, we received notification from Harvest Small Business Finance, LLC that the SBA approved our loan forgiveness application for the entire outstanding principal and accrued interest under the Loan equaling $10.2 million, which we recognized as a gain on extinguishment of debt.

Term Loan

On February 7, 2023 (the "Closing Date"), we entered into a credit and guaranty agreement (the "New Credit Agreement") with Sagard Holdings Manager LP as administrative agent (the "Administrative Agent"). The New Credit Agreement provides for a term loan facility with an aggregate commitment of $25 million (the "Term Loan"). Concurrent with the entry into the New Credit Agreement, we repaid in full and terminated the obligations and commitments under our existing senior secured credit facility (the "Former Credit Facility"). The remaining proceeds from the Term Loan will be used to pay related transaction fees and expenses, and for general corporate purposes.

The New Credit Agreement is scheduled to mature on February 7, 2028.

Loans under the New Credit Agreement will initially bear interest, at the Company's option, at either at the term SOFR plus 9.25% per annum or base rate plus 8.25% per annum.

We may prepay the Term Loan in agreed-upon minimum principal amounts, subject to prepayment fees equal to (a) if the prepayment occurs on or prior to the one (1) year anniversary of the Closing Date, a customary make-whole amount plus 3.00% of the outstanding principal balance of the Term Loan, (b) if the prepayment occurs after such one (1) year anniversary and prior to the two (2) year anniversary of the Closing Date, 3.00% of the outstanding principal balance of the Term Loan, (c) if the prepayment occurs after such second anniversary of the Closing Date and prior to the three (3) year anniversary of the Closing Date 1.00% of the outstanding principal balance of the Term Loan and (d) thereafter, no prepayment fee.

Subject to certain customary exceptions, obligations under the New Credit Agreement are guaranteed by the Company and all of the Company's current and future wholly owned material domestic subsidiaries and are secured by a first-priority security interest in substantially all of the assets of the Company and its subsidiary guarantors.

The New Credit Agreement contains customary representations and affirmative and negative covenants. Among other things, these covenants restrict the Company's and certain of its subsidiaries' ability to incur indebtedness, make certain investments, pay dividends or repurchase stock, and make dispositions and acquisitions. In addition, the New Credit Agreement requires that the Company and its wholly-owned subsidiaries maintain certain maximum total net leverage ratios as set forth in the New Credit Agreement, an average liquidity amount that shall not be less than $10 million, maximum capital expenditures per year as set forth in the New Credit Agreement and a minimum fixed charge coverage ratio as set forth in the New Credit Agreement.

The New Credit Agreement also contains customary events of default. If an event of default occurs, the Administrative Agent and lenders are entitled to take various actions, including the acceleration of amounts due under the New Credit Agreement, termination of commitments thereunder and all other actions permitted to be taken by a secured creditor.

Critical Accounting Estimates

Our discussion and analysis of the financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates. Critical accounting estimates are those that management believes are both most important to the portrayal of our financial condition and operating results, and require management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. We base our estimates on historical experience and other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Judgments and uncertainties affecting the application of those policies may result in materially different amounts being reported under different conditions or using different assumptions. Our significant accounting policies can be found in Note 2 to the consolidated financial statements in Item 8. We consider the following estimates to be the most critical in understanding the judgments that are involved in preparing our consolidated financial statements.

Impairment of Long-Lived Assets

We assess potential impairments to our long-lived assets, which includes property and equipment and right-of-use assets for operating leases, whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. Assets are grouped at the individual shop-level for purposes of the impairment assessment because a shop represents the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. Recoverability of an asset group is measured by a comparison of the carrying amount of an asset group to its forecasted shop cash flows expected to be generated by the asset group. If the carrying amount of the asset group exceeds its forecasted shop cash flows, an impairment charge is recognized as the amount by which the carrying amount of the asset group exceeds the fair value of the asset group. The fair value of the shop assets is determined using the income approach. Key inputs to this approach include forecasted shop cash flows, discount rate, and estimated market rent, which are all classified as Level 3 inputs. Level 3 inputs are derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable. We used a weighted average cost of capital to discount the future cash flows. A 100 basis point change in any of these key inputs would not have a material impact on the calculation of an impairment charge.

Given the high degree of uncertainty as to whether, when or the manner in which the conditions surrounding the COVID-19 pandemic will change, including the timing of any lifting of restrictions on restaurant operating hours, dine-in limitations or other restrictions that largely limited restaurants to take-out and delivery sales, customer engagement with our brand, the short- and long-term impact on consumer discretionary spending and overall global economic conditions, it is possible that material non-cash impairments could be identified in long-lived tangible assets in the future. However, the likelihood or the amount of an additional impairment charge cannot be reasonably estimated at this time.

ITEM 7A.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Potbelly is subject to interest rate risk in connection with borrowings under the credit facility, which bears interest at variable rates. On March 17, 2020, we fully borrowed the available Revolving Credit Facility of $39.8 million as a precautionary measure in order to increase its cash position and preserve financial flexibility in light of uncertainty in the global markets resulting from the COVID-19 pandemic. As of December 25, 2022, $8.6 million remained outstanding under the credit facility, see Note 9 for more details. A 100 basis point change in the interest rate would not have a material impact on our financial condition or results of operations. We currently do not use interest rate derivative instruments to manage our exposure to interest rate fluctuations.

Commodity Price Risk

Potbelly is also exposed to commodity price risks. Many of the food products we purchase are subject to changes in the price and availability of food commodities, including among other things beef, poultry, grains, dairy and produce. Prices may be affected due to market changes, increased competition, the general risk of inflation, shortages or interruptions in supply due to weather, disease or other conditions beyond our control, or other reasons. We work with our suppliers and use a mix of forward pricing protocols for certain items under which we agree with suppliers on fixed prices for deliveries at some time in the future, fixed pricing protocols under which we agree on a fixed price with the supplier for the duration of that protocol and formula pricing protocols under which the prices we pay are based on a specified formula related to the prices of the goods, such as spot prices. Our use of any forward pricing arrangements varies substantially from time to time and these arrangements tend to cover relatively short periods (i.e., typically twelve months or less). We do not enter into futures contracts or other derivative instruments. Increased prices or shortages could generally affect the cost and quality of the items we buy or may require us to further raise prices or limit our menu options. These events, combined with other general economic and demographic conditions, could impact our pricing and negatively affect our sales and profit margins. We also could experience shortages of key ingredients if our suppliers need to close or restrict operations due to the impact of the COVID-19 outbreak on their business.

ITEM 8.   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of Potbelly Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Potbelly Corporation and subsidiaries (the "Company") as of December 25, 2022, and December 26, 2021, the related consolidated statements of operations, equity, and cash flows for each of the three years in the period ended December 25, 2022, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 25, 2022, and December 26, 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 25, 2022, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 25, 2022, based on criteria established in *Internal Control—Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 2, 2023, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Impairment of Long-Lived Assets—Refer to Note 2 and Note 5 to the financial statements

Critical Audit Matter Description

As of December 25, 2022, the Company had long-lived assets, which includes property and equipment and right-of-use assets for operating leases, of $205.4 million. Long-lived assets are grouped at the individual shop-level (long-lived shop assets or asset group) for the purpose of the impairment assessment. The Company assesses potential impairments whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of an asset group is measured by a comparison of the carrying amount of an asset group to its forecasted shop cash flows expected to be generated by the asset group. If the carrying amount of the asset group exceeds its estimated forecasted shop cash flows, an impairment charge is recognized as the amount by which the carrying amount of the asset group exceeds the fair value of the asset group. The fair value of the asset group is determined using the income approach.

We identified the evaluation of long-lived shop asset impairment as a critical audit matter because the determination of the forecasted individual shop cash flows, including revenue, cost of goods sold, and labor expenses, requires a high degree of auditor judgment and increased extent of effort.

How the Critical Audit Matter Was Addressed in the Audit

Our primary audit procedures related to the forecasted individual shop cash flows included the following, among others:

- We tested the effectiveness of controls over the long-lived shop asset impairment assessment, including those over the forecasted cash flows.

- We assessed the reasonableness of management's forecasted shop cash flows, including revenue, cost of goods sold, and labor expenses, by comparing the forecasts to (1) actual results from recent historical periods, (2) internal communications to management and the Board of Directors, (3) external communications made by management to analysts and investors, and (4) industry data.

- We considered the impact of changes to an individual shop's operating environment and market conditions on management's forecasts.

/s/ Deloitte & Touche LLP

Chicago, Illinois
March 2, 2023

We have served as the Company's auditor since 2005.

Potbelly Corporation and Subsidiaries
Consolidated Balance Sheets
(amounts in thousands, except par value data)

	December 25, 2022	December 26, 2021
Assets		
Current assets		
Cash and cash equivalents	$ 15,619	$ 14,353
Accounts receivable, net of allowances of $16 and $27 as of December 25, 2022 and December 26, 2021, respectively	6,420	6,032
Inventories	3,990	3,491
Prepaid expenses and other current assets	4,501	4,178
Total current assets	30,530	28,054
Property and equipment, net	44,477	49,805
Right-of-use assets for operating leases	160,891	166,084
Indefinite-lived intangible assets	3,404	3,404
Goodwill	2,222	2,222
Deferred expenses, net and other assets	3,647	3,668
Total assets	$ 245,171	$ 253,237
Liabilities and Equity (Deficit)		
Current liabilities		
Accounts payable	$ 10,718	$ 8,140
Accrued expenses	30,826	30,859
Current portion of long-term debt	—	2,333
Short-term operating lease liabilities	27,395	28,548
Total current liabilities	68,939	69,880
Long-term debt, net of current portion	8,550	17,517
Long-term operating lease liabilities	160,968	166,291
Other long-term liabilities	2,441	1,966
Total liabilities	240,898	255,654
Commitments and contingencies (Note 14)		
Equity (Deficit)		
Common stock, $0.01 par value—authorized 200,000 shares; outstanding 28,819 and 28,380 shares as of December 25, 2022 and December 26, 2021, respectively	384	380
Warrants	2,566	2,566
Additional paid-in-capital	455,831	452,570
Treasury stock, held at cost, 9,924 and 9,785 shares as of December 25, 2022, and December 26, 2021, respectively	(115,388)	(114,577)
Accumulated deficit	(338,916)	(343,261)
Total stockholders' equity (deficit)	4,477	(2,322)
Non-controlling interest	(204)	(95)
Total equity (deficit)	4,273	(2,417)
Total liabilities and equity (deficit)	$ 245,171	$ 253,237

See accompanying notes to the consolidated financial statements.

Potbelly Corporation and Subsidiaries
Consolidated Statements of Operations
(amounts and shares in thousands, except per share data)

		Fiscal Year				
		2022		2021		2020
Revenues						
Sandwich shop sales, net	$	447,901	$	377,283	$	289,337
Franchise royalties and fees		4,072		2,769		1,944
Total revenues		451,973		380,052		291,281
Expenses						
Sandwich shop operating expenses, excluding depreciation						
Food, beverage and packaging costs		129,151		105,035		82,154
Labor and related expenses		142,095		127,099		105,241
Occupancy expenses		54,536		53,821		56,882
Other operating expenses		74,916		63,514		50,922
Franchise marketing expenses		694		313		155
General and administrative expenses		37,741		31,724		32,986
Depreciation expense		11,890		15,909		19,830
Pre-opening costs		—		—		229
Impairment, loss on disposal of property and equipment and shop closures		4,754		5,125		12,346
Restructuring costs		—		—		1,668
Total expenses		455,777		402,540		362,413
Loss from operations		(3,804)		(22,488)		(71,132)
Interest expense, net		1,349		963		1,076
Gain on extinguishment of debt		(10,191)		—		—
Income (loss) before income taxes		5,038		(23,451)		(72,208)
Income tax expense (benefit)		327		172		(6,536)
Net income (loss)		4,711		(23,623)		(65,672)
Net income (loss) attributable to non-controlling interest		366		161		(281)
Net income (loss) attributable to Potbelly Corporation	$	4,345	$	(23,784)	$	(65,391)
Net income (loss) per common share attributable to common stockholders:						
Basic	$	0.15	$	(0.86)	$	(2.74)
Diluted	$	0.15	$	(0.86)	$	(2.74)
Weighted average shares outstanding:						
Basic		28,625		27,640		23,899
Diluted		29,065		27,640		23,899

See accompanying notes to the consolidated financial statements.

Potbelly Corporation and Subsidiaries
Consolidated Statements of Equity (Deficit)
(amounts and shares in thousands)

	Common Stock		Treasury Stock	Warrants	Additional Paid-In-Capital	Accumulated Deficit	Non-Controlling Interest	Total Equity
	Shares	Amount						
Balance at December 29, 2019	23,638	331	(112,680)	—	435,278	(254,081)	321	$ 69,169
Cumulative impact of Topic 326, net of tax of $2	—	—	—	—	—	(5)	—	(5)
Net loss	—	—	—	—	—	(65,391)	(281)	(65,672)
Shares issued under equity compensation plans	555	7	(586)	—	(7)	—	—	(586)
Shares issued for proxy-related expenses	130	1	—	—	388	—	—	389
Distributions to non-controlling interest	—	—	—	—	—	—	(458)	(458)
Contributions from non-controlling interest	—	—	—	—	—	—	143	143
Stock-based compensation expense	—	—	—	—	2,515	—	—	2,515
Balance at December 27, 2020	24,323	339	(113,266)	—	438,174	(319,477)	(275)	$ 5,495
Net income (loss)	—	—	—	—	—	(23,784)	161	(23,623)
Shares issued under equity compensation plans	807	9	(1,311)	—	(9)	—	—	(1,311)
Proceeds from exercise of stock options	—	—	—	—	219	—	—	219
Issuances of common shares and warrants, net of fees	3,250	32	—	2,566	12,241	—	—	14,839
Distributions to non-controlling interest	—	—	—	—	—	—	(189)	(189)
Contributions from non-controlling interest	—	—	—	—	—	—	208	208
Offering costs for "at the market" equity sales agreement	—	—	—	—	(192)	—	—	(192)
Stock-based compensation expense	—	—	—	—	2,137	—	—	2,137
Balance at December 26, 2021	28,380	$ 380	(114,577)	2,566	452,570	(343,261)	(95)	$ (2,417)
Net income	—	—	—	—	—	4,345	366	4,711
Shares issued under equity compensation plans	439	4	(811)	—	(4)	—	—	(811)
Distributions to non-controlling interest	—	—	—	—	—	—	(475)	(475)
Stock-based compensation expense	—	—	—	—	3,265	—	—	3,265
Balance at December 25, 2022	28,819	384	(115,388)	2,566	455,831	(338,916)	(204)	4,273

See accompanying notes to the consolidated financial statements.

Potbelly Corporation and Subsidiaries
Consolidated Statements of Cash Flows
(amounts in thousands)

	Fiscal Year		
	2022	2021	2020
Cash flows from operating activities:			
Net income (loss)	$ 4,711	$ (23,623)	$ (65,672)
Adjustments to reconcile net loss to net cash provided by operating activities:			
Depreciation expense	11,890	15,909	19,830
Noncash lease expense	25,792	25,856	26,579
Deferred income tax	18	18	10
Stock-based compensation expense	3,265	2,137	2,515
Asset impairment, store closure and disposal of property and equipment	3,651	4,572	9,440
Gain on extinguishment of debt	(10,191)	—	—
Other operating activities	270	305	723
Changes in operating assets and liabilities:			
Accounts receivable, net	(387)	(1,677)	(35)
Inventories	(499)	(502)	484
Prepaid expenses and other assets	(520)	1,083	617
Accounts payable	2,239	326	3,621
Operating lease liabilities	(27,984)	(32,932)	(15,895)
Accrued expenses and other liabilities	221	3,655	6,174
Net cash provided by (used in) operating activities	12,476	(4,873)	(11,609)
Cash flows from investing activities:			
Purchases of property and equipment	(8,426)	(9,048)	(10,920)
Net cash used in investing activities	(8,426)	(9,048)	(10,920)
Cash flows from financing activities:			
Borrowings under Credit Facility	39,050	38,000	61,286
Repayments under Credit Facility	(40,350)	(34,436)	(55,000)
Proceeds from Paycheck Protection Program loan	—	—	10,000
Payment of debt issuance costs	(196)	(195)	(538)
Proceeds from issuance of common shares and warrants, net of fees	—	14,839	—
Proceeds from exercise of stock options	—	219	—
Employee taxes on certain stock-based payment arrangements	(813)	(1,298)	(584)
Distributions to non-controlling interest	(475)	(189)	(458)
Contributions from non-controlling interest	—	208	143
Net cash provided by (used in) financing activities	(2,784)	17,148	14,849
Net increase (decrease) in cash and cash equivalents	1,266	3,227	(7,680)
Cash and cash equivalents at beginning of period	14,353	11,126	18,806
Cash and cash equivalents at end of period	$ 15,619	$ 14,353	$ 11,126
Supplemental cash flow information:			
Income taxes paid	139	185	206
Interest paid	936	608	896
Supplemental non-cash investing and financing activities:			
Gain on extinguishment of debt and accrued interest related to PPP loan	$ 10,191	$ —	$ —
Unpaid liability for purchases of property and equipment	778	460	801
Unpaid liability for employee taxes on certain stock-based payment arrangements	15	13	—

See accompanying notes to the consolidated financial statements.

POTBELLY CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(1) Organization and Other Matters

Business

Potbelly Corporation, a Delaware corporation, together with its subsidiaries (collectively referred to as "the Company," "Potbelly," "we," "us", or "our"), owns and operates 384 company-owned shops in the United States as of December 25, 2022. Additionally, Potbelly franchisees operate 45 shops domestically.

Basis of Presentation

Beginning in the first quarter of 2022, we reclassified certain advertising and marketing expenses within the condensed consolidated statement of operations. Refer to discussion of the Potbelly Brand Fund in the paragraphs below. These reclassifications had no impact on our results of operations, financial position, or cash flows.

We do not have any components of other comprehensive income recorded within our consolidated financial statements and therefore, do not separately present a statement of comprehensive income in our consolidated financial statements.

COVID-19

On January 30, 2020, the WHO announced a global health emergency because of COVID-19 and the risks to the international community as the virus spreads globally. On March 11, 2020, the WHO classified the COVID-19 outbreak as a pandemic, based on the rapid increase in exposure globally. The COVID-19 pandemic significantly impacted economic conditions in the United States where all our shops are located during portions of 2020 and 2021. The availability of COVID-19 vaccines and lifting of local restrictions has resulted in an improvement to our sales since the beginning of the pandemic. We have returned nearly all of our shops to our pre-pandemic operating hours. To the extent there is a resurgence of COVID-19 cases, we will follow guidance from local authorities in determining the appropriate restrictions to put in place for each shop, including mask mandates, hours of operation, and the suspension or reduction of in-shop dining, which could result in lower in-shop dining revenue or higher operating costs.

Potbelly Brand Fund

We maintain the Potbelly Brand Fund (the "Brand Fund") for the purpose of collecting and administering funds to be used for advertising, customer research, marketing technology, agencies, and other activities that promote the Potbelly brand in order to deliver sales at our shops. Company-operated and franchised shops both contribute to the Brand Fund based on a percentage of sales.

Beginning in the first quarter of fiscal year 2022, we manage these advertising and marketing expenses through the Brand Fund using the funds contributed by our shops. We manage these funds separately from our general operating expenses, but we are not obligated to maintain the funds in separate accounts or entities. We may spend more or less in any fiscal period than the amounts contributed to the Brand Fund, and we may choose to roll over any unused contributions to the following fiscal period or return them to our shops.

Brand Fund contributions made by company-operated shops are eliminated from the consolidated financial statements. Franchisee contributions are included within franchise royalties and fees in the condensed consolidated statements of operations.

Expenses incurred by the Brand Fund are recorded to company-operated and franchised shops based on a percentage of sales. Company-operated Brand Fund expense is included within other operating expenses in our condensed consolidated statements of operations. Franchisee Brand Fund expense is presented as franchise marketing expenses in our condensed consolidated statements of operations. Prior periods have been reclassified to conform to the current presentation of these expenses.

(2) Summary of Significant Accounting Policies

(a) Principles of Consolidation

The consolidated financial statements include the accounts of Potbelly Corporation; its wholly owned subsidiary, Potbelly Illinois, Inc. ("PII"); PII's wholly owned subsidiaries, Potbelly Franchising, LLC and Potbelly Sandwich Works LLC ("LLC"); seven of LLC's wholly owned subsidiaries and LLC's six joint ventures, collectively, the "Company." All intercompany balances and transactions have been eliminated in consolidation. For our six consolidated joint ventures, "non-controlling interest" represents a non-controlling partner's share of the assets, liabilities and operations related to the joint venture investments. Potbelly has ownership interests ranging from 51-80% in these consolidated joint ventures.

(b) Reporting Period

We use a 52/53-week fiscal year that ends on the last Sunday of the calendar year. Approximately every five or six years a 53rd week is added. Fiscal years 2022, 2021 and 2020 each consisted of 52 weeks.

(c) Segment Reporting

We own and operate Potbelly Sandwich Shop concepts in the United States. We also have domestic franchise operations of Potbelly Sandwich Shops concepts. Our chief operating decision maker (the "CODM") is our Chief Executive Officer. As the CODM reviews financial performance and allocates resources at a consolidated level on a recurring basis, we have one operating segment and one reportable segment.

(d) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. Significant estimates include amounts for long-lived assets and income taxes. Actual results could differ from those estimates.

(e) Fair Value Measurements

We apply fair value accounting for all financial assets and liabilities and nonfinancial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities that are required to be recorded at fair value, we assume the highest and best use of the asset by market participants in which we would transact and the market-based risk measurements or assumptions that market participants would use in pricing the asset or liability, such as inherent risk, transfer restrictions, and credit risk.

We apply the following fair value hierarchy, which prioritizes the inputs used to measure fair value into three levels, and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:

- Level 1 — Quoted prices in active markets for identical assets or liabilities.

- Level 2 — Observable inputs other than quoted prices in active markets for identical assets or liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

- Level 3 — Inputs that are both unobservable and significant to the overall fair value measurement reflect an entity's estimates of assumptions that market participants would use in pricing the asset or liability.

(f) Financial Instruments

We record all financial instruments at cost, which is the fair value at the date of transaction. The amounts reported in the consolidated balance sheets for cash and cash equivalents, accounts receivable, accounts payable and all other current liabilities approximate their fair value because of the short-term maturities of these instruments.

(g) Cash and Cash Equivalents

We consider all highly liquid investment instruments with an original maturity of three months or less when purchased to be cash equivalents. We maintain cash in bank deposit accounts that, at times, may exceed federally insured limits; however, we have not experienced any losses in these accounts. We believe it is not exposed to any significant credit risk. These are valued within the fair value hierarchy as Level 1 measurements.

(h) Accounts Receivable, net

Accounts receivable, net consists of amounts owed from credit card processors, customers, third-party delivery platforms, vendors and other miscellaneous receivables.

(i) Inventories

Inventories, which consist of food products, paper goods and supplies, and promotional items, are valued at the lower of cost (first-in, first-out) or net realizable value. No adjustment is deemed necessary to reduce inventory to the lower of cost or net realizable value due to the rapid turnover and high utilization of inventory.

(j) Property and Equipment

Property and equipment acquired is recorded at cost less accumulated depreciation. Property and equipment is depreciated based on the straight-line method over the estimated useful lives, generally ranging from three to five years for furniture and fixtures, computer equipment, computer software, and machinery and equipment. Leasehold improvements are depreciated over the shorter of their estimated useful lives or the related lease life, generally 10 to 15 years. For leases with renewal periods at our option, we determine the expected lease period based on whether the renewal of any options are reasonably assured at the inception of the lease.

Direct costs and expenditures for refurbishments and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized, whereas the costs of repairs and maintenance are expensed when incurred. Capitalized costs are recorded as part of the asset to which they relate, primarily to leasehold improvements, and such costs are amortized over the asset's useful life. When assets are retired or sold, the asset cost and related accumulated depreciation are removed from the consolidated balance sheet and any gain or loss is recorded in impairment, loss on disposal of property and equipment and shop closures in the consolidated statement of operations.

(k) Goodwill and Indefinite-Lived Intangible Assets

We review goodwill and indefinite-lived intangible assets, which includes tradenames, annually at fiscal year-end for impairment or more frequently if events or circumstances indicate that the carrying values may not be recoverable. An impaired asset is written down to its estimated fair value based on the most recent information available. We assess the fair values of our intangible assets and the fair value of our reporting unit for goodwill using an income-based approach and market-based approach, respectively. Under the income approach, fair value is based on the present value of estimated future cash flows. The income approach is dependent on a number of factors, including forecasted revenues and expenses, appropriate discount rates and other variables. Under the market-based approach, fair value is based on using publicly available market data, including publicly traded stock prices and total shares outstanding. The annual impairment review utilizes the estimated fair value of the intangible assets and the overall reporting unit and compares those estimates to the carrying values as of the testing date. If the carrying value of these intangible assets or the reporting unit exceeds the fair values, we would then use the fair values to measure the amount of any required impairment charge not to exceed the respective carrying amount. No impairment charge was recognized for intangible assets or goodwill for any of the fiscal periods presented.

(l) Pre-opening Costs

Pre-opening costs consist of costs incurred prior to opening a new shop and are made up primarily of travel, employee payroll and training costs incurred prior to the shop opening, as well as occupancy costs incurred from when we take site possession to shop opening. Shop pre-opening costs are expensed as incurred.

(m) Franchise Marketing Expenses

Franchise marketing expenses include Brand Fund expenses for franchised shops. These expenses include production and media costs related to brand advertising and are expensed as incurred.

(n) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are attributed to differences between financial statement and income tax reporting. Deferred tax assets, net of any valuation allowances, represent the future tax return consequences of those differences and for operating loss and tax credit carryforwards, which will be deductible when the assets are recovered. Deferred tax assets are reduced by a valuation allowance if it is deemed more likely than not that some or all of the deferred tax assets will not be realized. In making this assessment of the realizability of deferred tax assets, we consider all positive and negative evidence as to whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. We consider the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Deferred tax liabilities are recognized for temporary differences that will be taxable in future years' tax returns.

We account for uncertain tax positions under current accounting guidance, which prescribes a minimum probability threshold that a tax position must meet before a financial statement benefit is recognized. The minimum threshold is defined as a tax position that is more likely than not to be sustained upon examination by tax authorities, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement.

(o) Stock-Based Compensation

We account for stock-based compensation in accordance with Accounting Standards Codification ("ASC") 718, *Stock Based Compensation*. We record stock-based compensation expense, net of forfeitures, on a straight-line basis over the vesting period based on the grant-date fair value of the awards, which is determined using the Black-Scholes option pricing valuation model for stock options and the quoted share price of Potbelly's common stock on the date of grant for restricted stock units ("RSUs").

We award performance share units ("PSUs") to eligible employees; the PSUs are subject to service and performance vesting conditions. The PSUs will vest based on our achievement of certain targets specified in the awards which may include adjusted EBITDA, same-store sales, or stock price targets. Potbelly defines adjusted EBITDA as net income before depreciation and amortization, interest expense and provision for income taxes, adjusted for the following items that we do not consider representative of ongoing operating performance: stock-based compensation expense, impairment and shop closure expenses, gain or loss on disposal of property and equipment, and pre-opening expenses as well as other one-time, non-recurring charges, such as gain on extinguishment of debt and CEO transition costs. Refer to Note 11 and Note 13 for more details regarding our Equity Plans.

(p) Leases

We determine if an arrangement is a lease at inception of the arrangement. We lease retail shops, warehouse, and office space under operating leases. Our leases generally have terms of ten years and most include options to extend the leases for additional five-year periods. For leases with renewal periods at our option, we determine the expected lease period based on whether the renewal of any options are reasonably assured at the inception of the lease.

Operating leases result in the recording a right-of-use asset and lease liability on the consolidated balance sheet. Right-of-use assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Operating lease assets and liabilities are recognized at the lease commencement date, which is the date we take possession of the property. Operating lease liabilities represent the present value of lease payments not yet paid. Operating right-of-use assets represent the operating lease liability adjusted for prepayments or accrued lease payments, initial direct costs, lease incentives, and impairment of operating lease assets. In determining the present value of lease payments not yet paid, we estimate our incremental secured borrowing rates corresponding to the maturities of our leases. We estimate this rate based on prevailing financial market conditions, comparable company and credit analysis, and management judgment.

Our leases typically contain rent escalations over the lease term and lease expense is recognized on a straight-line basis over the lease term. Tenant incentives used to fund leasehold improvements are recognized when earned and reduce right-of-use assets related to the lease. The tenant incentives are amortized through the right-of-use asset as reductions of rent expense over the lease term.

We elected a short-term lease exception policy, permitting us to not apply the recognition requirements of ASC 842, *Leases,* to short-term leases (i.e. leases with terms of 12 months or less) and an accounting policy to account for lease and non-lease components as a single component for certain classes of assets.

(q) Revenue Recognition

We primarily earn revenue at a point in time for sandwich shop sales which can occur in person at the shop, over our online or app platforms, or through a third-party platform. Sales taxes collected from customers are excluded from revenues and the obligation is included in accrued liabilities until the taxes are remitted to the appropriate taxing authorities. We have other revenue generating activities including franchise revenue, gift card revenue, and loyalty program revenue.

Franchise Revenue

We earn an initial franchise fee, a franchise development agreement fee and ongoing royalty fees under our franchise agreements. Initial franchise fees are considered highly dependent upon and interrelated with the franchise right granted in the franchise agreement. As such, these franchise fees are recognized over the contractual term of the franchise agreement. We record a contract liability for the unearned portion of the initial franchise fees. Franchise development agreement fees represent the exclusivity rights for a geographical area paid by a third party to develop Potbelly shops for a certain period of time. Franchise development agreement fee payments received by us are recorded in the consolidated balance sheets as accrued expenses or other long-term liabilities, and amortized over the term of the franchise agreement once the shops are opened. These franchise fees are considered highly dependent upon and interrelated with the franchise right granted in the franchise agreement. Royalty fees are based on a percentage of sales and are recorded as revenue as the fees are earned and become receivable from the franchisee.

Gift Card Redemptions / Breakage Revenue

Potbelly sells gift cards to customers, records the sale as a contract liability and recognizes the associated revenue as the gift card is redeemed. A portion of these gift cards are not redeemed by the customer ("breakage"), which is recognized as revenue as a percentage of customers gift card redemptions. The expected breakage amount recognized is determined by a historical data analysis on gift card redemption patterns. We recognize gift card breakage income within net sandwich shop sales in the consolidated statements of operations.

Loyalty Program

We offer a customer loyalty program for customers using the Potbelly Perks application at the point of sale. The customer will typically earn 10 points for every dollar spent, and the customer will earn a free entrée after earning 1,000 points. We defer revenue associated with the estimated selling price of points earned by Potbelly Perks members towards free entrées as each point is earned, and a corresponding liability is established in deferred revenue. The deferral is based on the estimated value of the product for which the reward is expected to be redeemed, net of estimated unredeemed points. Once a customer earns a free entrée, that entrée reward will expire after 30 days. Any point in a customer's account that does not go toward earning a full entrée will expire after the customer's account has been inactive for a year. The breakage amount recognized is estimated based on a historical data analysis of loyalty reward redemptions and is recognized in net shop sandwich sales in the consolidated statement of operations. When points are redeemed, we recognize revenue for the redeemed product and reduce accrued expenses.

(r) Impairment of Long-Lived Assets

We assess potential impairments of our long-lived assets, which include property and equipment and right-of-use assets for operating leases, whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. Assets are grouped at the individual shop-level for the purposes of the impairment assessment because a shop represents the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. Recoverability of an asset group is measured by a comparison of the carrying amount of an asset group to its estimated forecasted shop cash flows expected to be generated by the asset group. If the carrying amount of the asset group exceeds its estimated forecasted shop cash flows, an impairment charge is recognized as the amount by which the carrying amount of the asset exceeds the fair value of the asset group in the impairment, loss on disposal of property and equipment and shop closures in the consolidated statement of operations. The fair value of the shop assets is determined using the income approach. Key inputs to this approach include forecasted shop cash flows, discount rate, and estimated market rent, which are all classified as Level 3 inputs. See "Fair Value Measurements" above for a definition of Level 3 inputs.

Assets recognized or disclosed at fair value on the consolidated financial statements on a nonrecurring basis included items such as leasehold improvements, property and equipment, right-of-use assets for operating leases, goodwill, and other intangible assets. These assets are measured at fair value if determined to be impaired.

(s) Recent Accounting Pronouncements

On December 30, 2019, we adopted Accounting Standard Update No. 2016-13, *Financial Instruments—Credit Losses (Topic 326)*. This pronouncement requires the measurement and recognition of expected credit losses on financial instruments. ASU 2016-13 replaces the existing incurred loss model with a forward-looking expected credit loss model that requires consideration of a broader range of information to estimate credit losses. We recorded a net reduction of $5 thousand to opening accumulated deficit as of December 30, 2019, due to the cumulative impact of adopting Topic 326.

On December 28, 2020, we adopted Accounting Standard Update No. 2020-06, *Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging— Contracts in Entity's Own Equity (Subtopic 815-40)*. This pronouncement simplifies the accounting for certain financial instruments with liability and equity characteristics, including convertible instruments and contracts on an entity's own equity. It removes certain criteria that previously had to be satisfied in order to classify a contract as equity and revises the guidance on calculating earnings per share, requiring use of the if-converted method for all convertible instruments and rescinding a company's ability to rebut the presumption of share settlement for instruments that may be settled in cash or other. There was no impact to our financial statements or loss per share presentation in the period of adoption due to the impact of adopting this pronouncement.

(3) Revenue

For the fiscal year ended December 25, 2022, revenue recognized from all revenue sources on point in time sales was $450.9 million, and revenue recognized from sales over time was $1.1 million. For the fiscal year ended December 26, 2021, revenue recognized from all revenue sources on point in time sales was $379.3 million, and revenue recognized from sales over time was $0.8 million.

We recognized gift card breakage income of $0.7 million, $0.2 million and $0.2 million for the fiscal years ended 2022, 2021 and 2020, respectively, which is recorded within net sandwich shop sales in the consolidated statements of operations.

Contract Liabilities

As described in Note 2, we record current and noncurrent contract liabilities in accrued expenses and other long-term liabilities, respectively, for initial franchise fees, gift cards, and loyalty programs. We have no other contract liabilities or contract assets recorded. The opening and closing balances of our current and noncurrent contract liabilities from contracts with customers were as follows:

	Current Contract Liability (Thousands)	Noncurrent Contract Liability (Thousands)
Beginning balance as of December 26, 2021	$ 6,533	$ 1,428
Ending balance as of December 25, 2022	7,008	1,677
Increase in contract liability	$ 475	$ 249

The aggregate value of remaining performance obligations on outstanding contracts was $8.7 million as of December 25, 2022. The overall increase in the liability during the 52 weeks ended December 25, 2022 was a result of purchases of new gift cards and an increase in the loyalty programs liability, partially offset by gift card redemptions. We expect to recognize revenue related to contract liabilities as follows (in thousands), which may vary based upon franchise activity, and gift card and loyalty program redemption patterns:

Years Ending	Amount
2023	$ 6,108
2024	520
2025	370
2026	187
2027	119
Thereafter	1,381
Total revenue recognized	$ 8,685

For the 52 weeks ended December 25, 2022, the amount of revenue recognized related to the December 26, 2021 liability ending balance was $2.5 million. For the 52 weeks ended December 26, 2021, the amount of revenue recognized related to the December 27, 2020 liability ending balance was $1.1 million. This revenue related to the recognition of gift card redemptions and upfront franchise fees. For the years ended December 25, 2022 and December 26, 2021, we did not recognize any revenue from obligations satisfied (or partially satisfied) in prior periods.

(4) Earnings (Loss) Per Share

Basic and diluted income (loss) per common share attributable to common stockholders are calculated using the weighted average number of common shares outstanding for the period. Diluted income (loss) per common share attributable to common stockholders is computed by dividing the income (loss) allocated to common stockholders by the weighted average number of fully diluted common shares outstanding. In periods of a net loss, no potential common shares are included in diluted shares outstanding as the effect is anti-dilutive. For fiscal years 2021 and 2020, we had a loss per share, therefore, potentially dilutive shares were excluded from the calculation.

The following table summarizes the earnings (loss) per share calculation (in thousands, except per share information):

	Fiscal Year		
	2022	2021	2020
Net income (loss) attributable to Potbelly Corporation	$ 4,345	$ (23,784)	$ (65,391)
Weighted average common shares outstanding-basic	28,625	27,640	23,899
Plus: Effect of potentially dilutive stock-based compensation awards	414	—	—
Plus: Effect of potential warrant exercise	26	—	—
Weighted average common shares outstanding-diluted	29,065	27,640	23,899
Income (loss) per share available to common stockholders-basic	$ 0.15	$ (0.86)	$ (2.74)
Income (loss) per share available to common stockholders-diluted	$ 0.15	$ (0.86)	$ (2.74)
Potentially dilutive shares that are considered anti-dilutive:			
Shares	618	1,951	2,754

(5) Property and Equipment

Property and equipment, net consisted of the following (in thousands):

	December 25, 2022	December 26, 2021
Leasehold improvements	$ 149,375	$ 152,510
Machinery and equipment	47,481	46,830
Furniture and fixtures	32,590	33,060
Computer equipment and software	37,710	37,267
Construction in progress	864	392
Property and equipment, gross	268,020	270,059
Less: Accumulated depreciation	(223,543)	(220,254)
Property and equipment, net	$ 44,477	$ 49,805

We recognized $0.5 million, $2.4 million and $0.5 million in 2022, 2021, and 2020, respectively, of losses on disposal of property and equipment in impairment, loss on disposal of property and equipment and shop closures in the consolidated statement of operations, primarily related to closures of company-owned shops.

(6) Accrued Expenses

Accrued expenses consisted of the following (in thousands):

	December 25, 2022	December 26, 2021
Accrued labor and related expenses	$ 13,451	$ 13,408
Gift card liability	3,630	3,956
Deferred revenue	3,345	2,785
Accrued occupancy and utilities	2,448	2,347
Accrued sales and use tax	1,732	2,220
Accrued liability insurance	1,654	1,817
Accrued restructuring	—	122
Other accrued expenses	4,566	4,204
Total	$ 30,826	$ 30,859

We incur expenses associated with exit activity for certain signed lease agreements, which are recognized in impairment, loss on disposal of property and equipment and shop closures in the consolidated statement of operations. Accrued contract termination costs consisted of the following (in thousands):

	December 25, 2022	December 26, 2021
Accrued contract termination costs—beginning balance	$ —	$ —
Contract termination costs incurred	153	430
Contract termination costs settled and paid	(153)	(430)
Accrued contract termination costs—ending balance	$ —	$ —

(7) Income Taxes

Income (loss) before income taxes for our domestic and foreign operations was as follows (in thousands):

| | Fiscal Year | | |
	2022	2021	2020
Domestic operations	$ 5,038	$ (23,451)	$ (72,208)
Foreign operations	—	—	—
Total	$ 5,038	$ (23,451)	$ (72,208)

Income tax expense (benefit) consisted of the following (in thousands):

| | Fiscal Year | | |
	2022	2021	2020
Federal:			
Current	$ —	$ —	$ (6,739)
Deferred	(14)	(150)	13
	(14)	(150)	(6,726)
State and Local:			
Current	399	161	185
Deferred	(58)	161	5
	341	322	190
Foreign:			
Current	—	—	—
	—	—	—
Income tax expense (benefit)	$ 327	$ 172	$ (6,536)

Income tax expense (benefit) differed from the amounts computed by applying the U.S. federal income tax rates to income (loss) before income taxes as a result of the following (in thousands):

| | Fiscal Year | | |
	2022	2021	2020
U.S. federal statutory tax	21.0%	21.0%	21.0%
Computed "expected" tax benefit	$ 981	$ (4,959)	$ (15,164)
Increase (reduction) resulting from:			
Valuation allowance	2,280	5,456	14,265
Rate change impact of net operating loss carryback	—	—	(2,592)
Minority interest	77	34	74
Permanent differences	(1,755)	1,004	99
State and local income taxes, net of federal income tax effect	(287)	(730)	(3,338)
FICA and other tax credits	(559)	(592)	(248)
Equity compensation	(43)	(237)	477
Other	—	—	(109)
Tax rate change	(367)	196	—
Income tax expense (benefit)	$ 327	$ 172	$ (6,536)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities reflected in the consolidated balance sheets are presented below (in thousands):

	December 25, 2022	December 26, 2021
Deferred tax assets:		
Net operating loss carryforwards	$ 22,566	$ 19,454
Accrued liabilities	1,838	2,188
Deferred revenue	514	875
Stock-based compensation	1,330	1,304
Property and equipment	3,380	4,398
Operating lease liabilities	49,802	51,105
Tax credits and other carryforwards	3,761	2,840
Gross deferred tax assets	83,191	82,164
Valuation allowance	(37,210)	(34,929)
Net deferred tax assets	45,981	47,235
Deferred tax liabilities:		
Prepaids	(351)	(264)
Right-of-use asset for operating leases	(43,818)	(44,973)
Intangible assets	(1,371)	(1,319)
Smallwares	(458)	(474)
Other	(169)	(463)
Total deferred tax liabilities	(46,167)	(47,493)
Net deferred tax liabilities	$ (186)	$ (258)

We recorded deferred tax assets related to federal and state income tax net operating loss ("NOL") carryforwards of approximately $22.6 million and $19.5 million for the years ended December 25, 2022 and December 26, 2021, respectively. The federal NOL, and a portion of the state NOLs, can be carried forward indefinitely, although certain jurisdictions, including federal and numerous states, limit NOL carryforwards to a percentage of current year taxable income.

We regularly assesses the need for a valuation allowance related to our deferred tax assets, which includes consideration of both positive and negative evidence related to the likelihood of realization of such deferred tax assets to determine, based on the weight of the available evidence, whether it is more-likely-than-not that some or all of our deferred tax assets will not be realized. In our assessment, we considered recent financial operating results, projected future taxable income, the reversal of existing taxable differences, and tax planning strategies. We recorded a full valuation allowance against our net deferred tax assets during the first quarter of 2019, resulting in a non-cash charge to income tax expense of $13.6 million. We continued to maintain a valuation allowance against all of our deferred tax assets as of December 25, 2022. We did not provide for an income tax benefit on our pre-tax loss for the years ended December 25, 2022 and December 26, 2021. We assess the likelihood of the realization of our deferred tax assets each quarter and the valuation allowance is adjusted accordingly. As of December 25, 2022 and December 26, 2021, we have a valuation allowance related to our deferred tax assets of $37.2 million and $34.9 million, respectively.

On March 27, 2020, the CARES Act was enacted into law. The CARES Act is a tax and spending package intended to provide economic relief to address the impact of the COVID-19 pandemic. The CARES Act includes several significant business tax provisions that, among other things, would eliminate the taxable income limit for certain NOLs and allow businesses to carry back NOLs arising in 2018, 2019, and 2020 to the five prior tax years, accelerate refunds of previously generated corporate AMT credits, loosen the business interest limitation under section 163(j), and fix the qualified improvement property regulations in the 2017 Tax Cuts and Jobs Act. As a result of the CARES Act, we were able to obtain a tax refund of $6.7 million from the carryback of NOLs and a refund of prior AMT credits. We received the entire amount of the refund during the fiscal year 2020. We recognized an income tax benefit of $6.7 million during fiscal year 2020 due to the impact of the CARES Act and the finalization of our 2020 federal tax return.

In accordance with our accounting policy, we recognize accrued interest and penalties related to unrecognized tax benefits as a component of income tax expense. As of December 25, 2022 and December 26, 2021, we had no interest or penalties accrued. As of December 25, 2022 and December 26, 2021, we had no uncertain tax positions.

The tax years prior to 2017 are generally closed for examination by the United States Internal Revenue Service ("IRS"). However, certain of these tax years are open for examination as a result of net operating losses generated in these years and utilized in subsequent years. Our last IRS examination was for the 2014 tax year; no IRS audits are currently ongoing. State statutes are generally open for audit for the 2016 to 2021 tax years.

(8) Leases

The gains recognized upon lease terminations are recorded in impairment, loss on disposal of property and equipment and shop closures in the consolidated statement of operations. The right-of use assets, liabilities and gains recognized upon termination of lease contracts were as follows (in thousands):

	Fiscal Year 2022	Fiscal Year 2021
Leases terminated	3	3
Lease termination fees	$ 75	$ 177
Right-of-use assets derecognized upon lease termination	505	1,433
Lease liabilities derecognized upon lease termination	663	1,555
Gain recognized upon lease termination	$ 158	$ 122

Operating lease term and discount rate were as follows:

	December 25, 2022	December 26, 2021
Weighted average remaining lease term (years)	6.68	7.22
Weighted average discount rate	8.26%	8.00%

Certain of the our operating lease agreements include variable payments that are passed through by the landlord, such as common area maintenance and real estate taxes, as well as variable payments based on percentage rent for certain of our shops. Pass-through charges and payments based on percentage rent are included within variable lease cost.

The components of lease cost were as follows (in thousands):

	Classification	Fiscal Year 2022	Fiscal Year 2021
Operating lease cost	Occupancy and general and administrative expenses	$ 40,214	$ 41,091
Variable lease cost	Occupancy and general and administrative expenses	14,217	12,715
Total lease cost		$ 54,431	$ 53,806

Supplemental disclosures of cash flow information relating to leases is as follows (in thousands):

	Fiscal Year 2022	Fiscal Year 2021
Operating cash flows rent paid for operating lease liabilities	$ 42,658	$ 48,099
Operating right-of-use assets obtained in exchange for new operating lease liabilities	23,263	10,371
Reduction in operating right-of-use assets due to lease terminations and modifications	$ 1,876	$ 6,075

Maturities of lease liabilities were as follows at December 25, 2022 (in thousands):

	Operating Leases
2023	$ 41,872
2024	40,335
2025	37,463
2026	33,761
2027	28,289
Thereafter	66,734
Total lease payments	248,454
Less: imputed interest	(60,091)
Present value of lease liabilities	$ 188,363

(9) Debt and Credit Facilities

The components of long-term debt were as follows (in thousands):

	December 25, 2022	December 26, 2021
Revolving Credit Facility	$ 8,550	$ 9,850
Paycheck Protection Program loan	—	10,000
Less: current portion of long-term debt	—	(2,333)
Total long-term debt	$ 8,550	$ 17,517

Revolving Credit Facility

On August 7, 2019, we entered into a second amended and restated revolving credit facility agreement (the "Credit Agreement") with JPMorgan Chase Bank, N.A. ("JPMorgan"). The Credit Agreement amends and restates that certain amended and restated revolving credit facility agreement, dated as of December 9, 2015, and amended on May 3, 2019 (collectively, the "Prior Credit Agreement") with JPMorgan. The Credit Agreement provided, among other things, for a revolving credit facility in a maximum principal amount $40 million, with possible future increases of up to $20 million under an expansion feature. Borrowings under the credit facility generally bear interest at our option at either (i) a eurocurrency rate determined by reference to the applicable LIBOR rate plus a specified margin or (ii) a prime rate as announced by JP Morgan plus a specified margin. The applicable margin was determined based upon our consolidated total leverage ratio. On the last day of each calendar quarter, we were required to pay a commitment fee of 0.20% per annum in respect of any unused commitments under the credit facility. So long as certain total leverage ratios, EBITDA thresholds and minimum liquidity requirements are met and no default or event of default has occurred or would result, there was no limit on the "restricted payments" (primarily distributions and equity repurchases) that we may make, provided that proceeds of the loans under the Credit Agreement may not be used for purposes of making restricted payments.

As disclosed in our Annual Report on Form 10-K for the fiscal year ended December 26, 2021, we subsequently amended the Credit Agreement during fiscal years 2020 and 2021. The Credit Agreement provides for a revolving credit facility in a maximum principal amount of $25 million.

On January 28, 2022, we entered into Amendment No. 6 (the "Sixth Amendment") to the Credit Agreement. The Sixth Amendment, among other things, (i) extended the maturity date under the Credit Agreement from January 31, 2023 to May 31, 2023, (ii) changed the benchmark interest rates under the Credit Agreement for borrowings from the London Interbank Offered Rate (LIBOR) to the Secured Overnight Financing Rate (SOFR) subject to certain adjustments in the Sixth Amendment, (iii) increased the interest rate margin by 75 basis points with respect to any CBFR Loan (as defined in the Credit Agreement), (iv) sets the interest rate margin at 600 basis points with respect to any Term Benchmark Loan (as defined in the Credit Agreement), (v) amended certain financial covenant testing levels, and (vi) amended the definition of subsidiary to exclude the Potbelly Employee Relief Fund NFP, an Illinois not-for-profit corporation.

On May 31, 2022, we entered into Amendment No. 7 (the "Seventh Amendment") to the Credit Agreement. The Seventh Amendment, among other things (i) extended the maturity date under the Credit Agreement from May 31, 2023 to August 31, 2023 and (ii) amended certain financial covenant testing levels.

On September 23, 2022, we entered into Amendment No. 8 (the "Eighth Amendment") to the Credit Agreement. The Eighth Amendment, among other things (i) extended the maturity date under the Credit Agreement from August 31, 2023 to December 31, 2023 and (ii) amended certain financial covenant testing levels.

As of December 25, 2022, we had $8.6 million outstanding under the Credit Agreement. As of December 26, 2021, we had $9.9 million outstanding under the Credit Agreement. We are currently in compliance with all financial debt covenants.

On February 7, 2023, we repaid in full and terminated the obligations and commitments under the Credit Agreement. Refer to Note 15 for additional information related to this transaction.

Paycheck Protection Program Loan

On August 10, 2020, PSW, an indirect subsidiary of ours, entered into a loan agreement with Harvest Small Business Finance, LLC in the aggregate amount of $10.0 million (the "Loan"), pursuant to the PPP under the CARES Act. The Loan was necessary to support our ongoing operations due to the economic uncertainty resulting from the COVID-19 pandemic and lack of access to alternative sources of liquidity.

The Loan was scheduled to mature 5 years from the date on which PSW applies for loan forgiveness under the CARES Act, bears interest at a rate of 1% per annum and is subject to the terms and conditions applicable to loans administered by the U.S. Small Business Administration ("SBA") under the CARES Act. The PPP provides that the use of the Loan amount shall be limited to certain qualifying expenses and may be partially or wholly forgiven in accordance with the requirements set forth in the CARES Act. We used all of the PPP proceeds toward qualifying expenses and pursued forgiveness of the full Loan amount.

On July 12, 2022, we received notification from Harvest Small Business Finance, LLC that the SBA approved our loan forgiveness application for the entire outstanding principal and accrued interest under the Loan equaling $10.2 million, which we recognized as a gain on extinguishment of debt.

(10) Restructuring

On November 3, 2020, as part of our COVID-related cost reduction efforts and to better align our general and administrative expenses with future strategy, we made the determination to reorganize and restructure our corporate team. The restructuring plan implemented resulted in general and administrative expense savings in 2021 and 2022. This was accomplished through corporate expense optimization, consolidating our shop support services, and through other expense and staff reductions. As a result, we reduced corporate employment levels by approximately 35 employees in the fourth quarter of 2020. We substantially completed our planned restructuring actions during 2020, but we will continue to evaluate our cost structure and seek opportunities for further efficiencies and cost savings as part of our ongoing strategy.

During the first quarter of 2022, we fully paid our remaining obligations as a result of the restructuring plan implemented in the fourth quarter of 2020.

	Total (Thousands)
Balance as of December 26, 2021	$ 122
Charges incurred	—
Payments made	(122)
Balance as of December 25, 2022	$ —

(11) Capital Stock

As of December 25, 2022 and December 26, 2021, we had authorized an aggregate of 210,000 thousand shares of capital stock, of which 200,000 thousand shares were designated as common stock and 10,000 thousand shares were designated as preferred stock. As of December 25, 2022, we had issued and outstanding 38,744 thousand and 28,819 thousand shares of common stock, respectively. As of December 26, 2021, we had issued and outstanding 38,164 thousand and 28,380 thousand shares of common stock, respectively.

Common Stock

On May 8, 2018, we announced that our Board of Directors authorized a stock repurchase program for up to $65.0 million of its outstanding common stock. The program permits us, from time to time, to purchase shares in the open market (including in pre-arranged stock trading plans in accordance with the guidelines specified in Rule 10b5-1 under the Securities and Exchange Act of 1934, as amended) or in privately negotiated transactions. The number of common shares actually repurchased, and the timing and price of repurchases, will depend upon market conditions, SEC requirements and other factors. Purchases may be started or stopped at any time without prior notice depending on market conditions and other factors. We did not repurchase any shares of our common stock during 2022. We do not have plans to repurchase any common stock under its stock repurchase program at this time. As of December 25, 2022, the remaining dollar value of authorization under the share repurchase program was $37.9 million, which includes commission. Repurchased shares are included as treasury stock in the consolidated balance sheets and the consolidated statements of equity.

On February 9, 2021, we closed on a Securities Purchase Agreement (the "SPA") for the sale by us of 3,249,668 shares of our common stock at a par value of $0.01 per share and the issuance of warrants to purchase 1,299,861 shares of common stock at an exercise price of $5.45 per warrant for gross proceeds of $16.0 million, before deducting placement agent fees and offering expenses of approximately $1.0 million. The warrants are initially exercisable commencing August 13, 2021 through their expiration date of August 12, 2026. The proceeds received from the SPA were allocated between shares and warrants based on their relative fair values at closing. The warrants were valued utilizing the Black-Scholes method.

On November 3, 2021, we entered into a certain Equity Sales Agreement (the "Sales Agreement") with William Blair & Company, L.L.C., as agent ("William Blair") pursuant to which we may sell shares of our common stock having an aggregate offering price of up to $40.0 million (the "Shares"), from time to time, in our sole discretion, through an "at the market" equity offering program under which William Blair will act as sales agent. As of March 2, 2023, we have not sold any shares under the sales agreement.

(12) Employee Benefit Plan

We sponsor a 401(k) profit sharing plan for all employees who are eligible based upon age and length of service. We made matching contributions of $0.9 million, $0.3 million, and $0.2 million for fiscal years 2022, 2021 and 2020, respectively, which are recorded in labor and related expenses and general and administrative expenses in the consolidated statement of operations.

(13) Stock-Based Compensation

Stock-Based Compensation Granted Under the 2019 Long-Term Incentive Plan

Stock options and restricted stock units are awarded under the 2019 Long-Term Incentive Plan (the "2019 Plan") to eligible employees and certain non-employee members of the Board of Directors. The 2019 Plan gives broad powers to our Board of Directors to administer and interpret the 2019 Plan, including the authority to select the individuals to be granted equity awards and rights and to prescribe the particular form and conditions of each equity award to be granted.

On May 16, 2019, our stockholders approved the 2019 Plan and, in connection therewith, all equity awards made after that date were made under the 2019 Plan. On June 10, 2019, we registered 1,200 thousand shares of our common stock reserved for issuance under the 2019 Plan. The Amended and Restated 2013 Long-Term Incentive Plan (the "2013 Plan") had 626 thousand remaining shares of common stock reserved for issuance, which are available for issuance under the 2019 Plan and no future awards will be made under the 2013 Plan. On June 24, 2020 the 2019 Plan was amended and restated effective to increase the number of shares of common stock authorized for issuance by 900 thousand shares, for a total of 2,100 thousand shares. As of December 25, 2022, there have been 4,330 thousand shares of restricted stock units and performance stock units granted under the 2019 Plan. As of December 25, 2022, there are 996 thousand shares reserved for future issuance.

Stock Options

Under the Plans, the number of shares and exercise price of each option are determined by the committee designated by our Board of Directors. The options granted are generally exercisable within a 10-year period from the date of grant. We award options to certain employees including the senior leadership team. Options outstanding expire on various dates through the year 2028. The range of exercise prices for options outstanding as of December 25, 2022 is $9.47 to $20.53 per option, and the options generally vest in one-fourth and one-fifth increments over four and five-year periods, respectively.

A summary of stock option activity is as follows:

Options	Shares (Thousands)		Weighted Average Exercise Price	Aggregate Intrinsic Value (Thousands)		Weighted Average Remaining Term (Years)
Outstanding—December 29, 2019	1,774	$	11.34	$	—	4.33
Granted	—		—			
Exercised	—		—			
Canceled	(541)		12.84			
Outstanding—December 27, 2020	1,233	$	10.68	$	—	2.49
Granted	—		—			
Exercised	(31)		7.24			
Canceled	(664)		9.75			
Outstanding—December 26, 2021	538	$	12.03	$	—	2.35
Granted	—		—			
Exercised	—		—			
Canceled	(65)		10.65			
Outstanding—December 25, 2022	473	$	12.22	$	—	1.46
Exercisable—December 25, 2022	473	$	12.22	$	—	1.46

There were no stock option grants in 2022, 2021, or 2020.

Stock-based compensation related to stock options is measured at the grant date based on the calculated fair value of the award, and is recognized as expense over the requisite employee service period, which is generally the vesting period of the grant with a corresponding increase to additional paid-in capital. For the years ended December 25, 2022 and December 26, 2021, we recognized stock-based compensation expense related to stock options of less than $0.1 million. As of December 25, 2022, we do not have unrecognized stock-based compensation expense related to stock options. We record stock-based compensation expense within general and administrative expenses in the consolidated statements of operations.

Restricted stock units

We award restricted stock units ("RSUs") to certain employees and certain non-employee members of our Board of Directors. Prior to 2021, the Board of Director grants have a vesting schedule of 50% on the first anniversary of the grant date and 50% on the second anniversary of the grant date. Beginning with the annual grant made in the second quarter of 2021, the Board of Director grants fully vest on the first anniversary of the grant date, or upon termination from the Board of Directors for any reason other than for cause, a pro rata portion of the shares vest on the termination date. The employee grants vest in one-third increments over a three-year period.

A summary of RSU activity is as follows:

RSUs	Number of RSUs (Thousands)	Weighted Average Fair Value per Share
Non-vested as of December 29, 2019	463	$ 7.59
Granted	1,604	2.79
Vested	(231)	2.87
Canceled	(842)	3.65
Non-vested as of December 27, 2020	994	$ 3.35
Granted	649	6.16
Vested	(479)	7.05
Canceled	(13)	3.50
Non-vested as of December 26, 2021	1,151	$ 4.87
Granted	498	6.11
Vested	(693)	5.77
Canceled	(48)	5.90
Non-vested as of December 25, 2022	908	$ 4.25

For the years ended December 25, 2022, December 26, 2021 and December 27, 2020, we recognized stock-based compensation expense related to RSUs of $2.7 million, $1.6 million and $1.5 million, respectively. As of December 25, 2022, unrecognized stock-based compensation expense for RSUs was $4.0 million, which will be recognized though fiscal year 2025.

Performance stock units

We award performance share units ("PSUs") to certain employees. The PSUs have certain vesting conditions based upon our stock price and relative stock performance.

Because these PSUs are subject to service and market vesting conditions, we determine the fair market value of each grant using a Monte Carlo simulation model. Participants are entitled to receive a specified number of shares of our common stock contingent on achievement of a stock return on our common stock. For the years ended December 25, 2022 and December 26, 2021, we recognized stock-based compensation expense related to PSUs with market vesting conditions of $0.6 million and $0.5 million, respectively. For the year ended December 29, 2019, we did not recognize stock-based compensation expense related to PSUs with market vesting conditions.

A summary of activity for PSUs with market vesting conditions is as follows:

PSUs	Number of PSUs (Thousands)	Weighted Average Fair Value per Share
Non-vested as of December 26, 2021	130	$ 8.43
Granted	145	10.15
Vested	—	—
Canceled	—	—
Non-vested as of December 25, 2022	275	$ 9.34

(14) Commitments and Contingencies

We are subject to legal proceedings, claims and liabilities, such as employment-related claims and slip and fall cases, which arise in the ordinary course of business and are generally covered by insurance. We accrue for such liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such accruals are based on developments to date, our estimates of the outcomes of these matters and its experience in contesting, litigating and settling other similar matters. In the opinion of management, the amount of ultimate liability with respect to those actions should not have a material adverse impact on our financial position or results of operations and cash flows.

Many of the food products we purchase are subject to changes in the price and availability of food commodities, including, among other things, beef, poultry, grains, dairy and produce. We work with our suppliers and uses a mix of forward pricing protocols for certain items including agreements with its supplier on fixed prices for deliveries at a time in the future and agreements on a fixed price with our supplier for the duration of those protocols. We also utilize formula pricing protocols under which the prices we pay are based on a specified formula related to the prices of the goods, such as spot prices. Our use of any forward pricing arrangements varies substantially from time to time and these arrangements tend to cover relatively short periods (i.e., typically twelve months or less). Such contracts are used in the normal purchases of our food products and not for speculative purposes, and as such are not required to be evaluated as derivative instruments.

(15) Subsequent Events

Term Loan

On February 7, 2023 (the "Closing Date"), we entered into a credit and guaranty agreement (the "New Credit Agreement") with Sagard Holdings Manager LP as administrative agent (the "Administrative Agent"). The New Credit Agreement provides for a term loan facility with an aggregate commitment of $25 million (the "Term Loan"). Concurrent with the entry into the New Credit Agreement, we repaid in full and terminated the obligations and commitments under our existing senior secured credit facility (the "Former Credit Facility"). The remaining proceeds from the Term Loan will be used to pay related transaction fees and expenses, and for general corporate purposes.

The New Credit Agreement is scheduled to mature on February 7, 2028.

Loans under the New Credit Agreement will initially bear interest, at the Company's option, at either at the term SOFR plus 9.25% per annum or base rate plus 8.25% per annum.

We may prepay the Term Loan in agreed-upon minimum principal amounts, subject to prepayment fees equal to (a) if the prepayment occurs on or prior to the one (1) year anniversary of the Closing Date, a customary make-whole amount plus 3.00% of the outstanding principal balance of the Term Loan, (b) if the prepayment occurs after such one (1) year anniversary and prior to the two (2) year anniversary of the Closing Date, 3.00% of the outstanding principal balance of the Term Loan, (c) if the prepayment occurs after such second anniversary of the Closing Date and prior to the three (3) year anniversary of the Closing Date 1.00% of the outstanding principal balance of the Term Loan and (d) thereafter, no prepayment fee.

Subject to certain customary exceptions, obligations under the New Credit Agreement are guaranteed by the Company and all of the Company's current and future wholly owned material domestic subsidiaries and are secured by a first-priority security interest in substantially all of the assets of the Company and its subsidiary guarantors.

The New Credit Agreement contains customary representations and affirmative and negative covenants. Among other things, these covenants restrict the Company's and certain of its subsidiaries' ability to incur indebtedness, make certain investments, pay dividends or repurchase stock, and make dispositions and acquisitions. In addition, the New Credit Agreement requires that the Company and its wholly-owned subsidiaries maintain certain maximum total net leverage ratios as set forth in the New Credit Agreement, an average liquidity amount that shall not be less than $10 million, maximum capital expenditures per year as set forth in the New Credit Agreement and a minimum fixed charge coverage ratio as set forth in the New Credit Agreement.

The New Credit Agreement also contains customary events of default. If an event of default occurs, the Administrative Agent and lenders are entitled to take various actions, including the acceleration of amounts due under the New Credit Agreement, termination of commitments thereunder and all other actions permitted to be taken by a secured creditor.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer (as the principal executive officer and person performing functions similar to that of the principal financial officer), has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended ("Exchange Act")) as of December 25, 2022. Based upon that evaluation, we have concluded that, as of December 25, 2022, our disclosure controls and procedures were effective in ensuring that information required to be disclosed in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission (the "SEC") and is accumulated and communicated to our management, including our Chief Executive Officer, as appropriate to allow timely decisions regarding required disclosure.

Management's Report on Internal Control over Financial Reporting

Management, including our Chief Executive Officer, is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of our internal control over financial reporting as of December 25, 2022. In making this assessment, management used the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control-Integrated Framework (2013). Based on this assessment, management has concluded that, as of December 25, 2022, our internal control over financial reporting was effective, at a reasonable assurance level.

Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that occurred during our fiscal quarter ended December 25, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Potbelly Corporation

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Potbelly Corporation and subsidiaries (the "Company") as of December 25, 2022, based on criteria established in *Internal Control—Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 25, 2022, based on criteria established in *Internal Control—Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 25, 2022, of the Company and our report dated March 2, 2023, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte & Touche LLP

Chicago, Illinois
March 2, 2023

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Except as set forth below, the information required by this item will be contained in Potbelly's definitive proxy statement for the 2023 Annual Meeting (our "Proxy Statement") and is incorporated herein by reference.

Potbelly has adopted an ethics code of conduct applicable to the directors, officers and employees. A copy of that code is available on our corporate website at www.potbelly.com, which does not form a part of this Annual Report on Form 10-K. Any amendments to such code, or any waivers of its requirements, will be posted on our website.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this item will be contained in our Proxy Statement and is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Except as set forth below, the information required by this item will be contained in Potbelly's Proxy Statement and is incorporated herein by reference.

Equity Compensation Plan Information

The following table presents certain information related to Potbelly's equity incentive plans under which the equity securities are authorized for issuance as of December 25, 2022 (shares in thousands):

Plan Category	(a) Number of Securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders [1]	473	$ 12.22	996 [2]
Equity compensation plans not approved by security holders	—	—	—
Total	473	$ 12.22	996

---

(1)   Consists of the 2004 Equity Incentive Plan, the 2013 Long-Term Incentive Plan and the 2019 Long-Term Incentive Plan. No further awards may be made under the 2004 Equity Incentive Plan or the 2013 Long-Term Incentive Plan. All remaining shares of common stock reserved for issuance under the 2013 Plan are available for issuance under the 2019 Plan.

(2)   The total amount reported consists only of shares available for future issuance under the 2019 Long-Term Incentive Plan, which may be issued in connection with awards of stock options, stock appreciation rights, restricted stock, restricted stock units, deferred stock units, performance stock and performance stock units.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this item will be contained in Potbelly's Proxy Statement and is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this item will be contained in Potbelly's Proxy Statement and is incorporated herein by reference.

PART IV

ITEM 15. **EXHIBITS AND FINANCIAL STATEMENT SCHEDULES**

(a) Financial Statements

(1) The financial statements filed as part of this Annual Report on Form 10-K are listed in the index to the financial statements.

(2) Any financial statement schedules required to be filed as part of this Annual Report on Form 10-K are set forth in section (c) below.

(b) Exhibits

See the Exhibit Index at the end of this Annual Report on Form 10-K, which is incorporate by reference.

(c) Financial Statement Schedules

No financial statement schedules are provided because the information called for is not applicable or is shown in the financial statements or notes thereto.

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
3.1	Seventh Amended and Restated Certificate of Incorporation of Potbelly Corporation (filed as Exhibit 3.1 to Form S-1 (File No. 333-190893) filed on August 29, 2013 and incorporated herein by reference)
3.2	Amended and Restated By-laws of Potbelly Corporation (filed as Exhibit 3.1 to Form 8-K (File No. 001-36104) filed June 12, 2018 and incorporated herein by reference)
4.1	Description of Capital Stock
4.2	Fifth Amended and Restated Registration Rights Agreement (filed as Exhibit 4.1 to Form S-1 (File No. 333-190893) filed on August 29, 2013 and incorporated herein by reference)
10.1	Potbelly Corporation 2004 Equity Incentive Plan, as amended (filed as Exhibit 10.1 to Form S-1 (File No. 333-190893) filed on August 29, 2013 and incorporated herein by reference) †
10.2	Amended and Restated Potbelly Corporation 2013 Long-Term Incentive Plan (filed as Exhibit 10.1 to Form 8-K (File No. 001-36104) filed June 12, 2018 and incorporated herein by reference) †
10.3	Potbelly Corporation 2019 Long-Term Incentive Plan (filed as Exhibit 10.1 to Form 8-K (File No. 001-36104) filed May 21, 2019 and incorporated herein by reference) †
10.3A	Potbelly Corporate 2019 Long-Term Incentive Plan (As Amended and Restated Effective June 24, 2020) (filed as Exhibit 10.1 to Form 8-K (File No. 001-36104) filed June 30, 2020 and incorporated herein by reference). †
10.4	Potbelly Corporation Non-Employee Director Compensation Plan (filed as Exhibit 10.2 to Form 10-Q (File No. 001-36104) filed August 8, 2019 and incorporated herein by reference). †
10.5	Second Amended and Restated Credit Agreement, dated as of August 7, 2019, among Potbelly Sandwich Works, LLC, the other Loan Parties party thereto, the Lenders party thereto, and JPMorgan Chase Bank, N.A., as Administrative Agent, (filed as Exhibit 10.1 to Form 10-Q (File No. 001-36104) filed August 8, 2019 and incorporated herein by reference).
10.5A	Amendment No. 1, dated May 15, 2020, to the Second Amended and Restated Credit Agreement, dated as of August 7, 2019, among Potbelly Sandwich Works, LLC, the other Loan Parties party thereto, the Lenders party thereto, JPMorgan Chase Bank, N.A., as Administrative Agent, and J.P. Morgan Chase Bank, N.A., as Sole Bookrunner and Sole Lead Arranger (filed as Exhibit 10.1 to Form 10-Q (File No. 001-36104) filed May 18, 2020 and incorporated herein by reference).
10.5B	Amendment No. 2, dated July 17, 2020, to the Second Amended and Restated Credit Agreement, dated as of August 7, 2019, among Potbelly Sandwich Works, LLC, the other Loan Parties party thereto, the Lenders party thereto, JPMorgan Chase Bank, N.A., as Administrative Agent, and J.P. Morgan Chase Bank, N.A., as Sole Bookrunner and Sole Lead Arranger (filed as Exhibit 10.2 to Form 10-Q (File No. 001-36104) filed August 5, 2020 and incorporated herein by reference).
10.5C	Amendment No. 3, dated August 19, 2020, to the Second Amended and Restated Credit Agreement, dated as of August 7, 2019, among Potbelly Sandwich Works, LLC, the other Loan Parties party thereto, the Lenders party thereto, and JPMorgan Chase Bank, N.A., as Administrative Agent and J.P. Morgan Chase Bank, N.A., as Sole Bookrunner and Sole Lead Arranger (filed as Exhibit 10.1 to Form 8-K (File No. 001-36104) filed August 21, 2020 and incorporated herein by reference).

Exhibit Number	Description of Exhibit
10.5D	Amendment No. 4, dated November 4, 2020, to the Second Amended and Restated Credit Agreement, dated as of August 7, 2019, among Potbelly Sandwich Works, LLC, the other Loan Parties party thereto, the Lenders party thereto, and JPMorgan Chase Bank, N.A., as Administrative Agent and J.P. Morgan Chase Bank, N.A., as Sole Bookrunner and Sole Lead Arranger (filed as Exhibit 10.1 to Form 8-K (File No. 001-36104) filed November 9, 2020 and incorporated herein by reference).
10.5E	Amendment No. 5, dated February 26, 2021, to the Second Amended and Restated Credit Agreement, dated as of August 7, 2019, among Potbelly Sandwich Works, LLC, the other Loan Parties party thereto, the Lenders party thereto, and JPMorgan Chase Bank, N.A., as Administrative Agent and J.P. Morgan Chase Bank, N.A., as Sole Bookrunner and Sole Lead Arranger (filed as Exhibit 10.1 to Form 10-Q (File No. 001-36104) filed May 6, 2021 and incorporated herein by reference).
10.5F	Amendment No. 6, dated January 28, 2022, to the Second Amended and Restated Credit Agreement dated as of August 7, 2019, among Potbelly Sandwich Works, LLC, the other Loan Parties party thereto, the Lenders party thereto, and JPMorgan Chase Bank N.A., as Administrative Agent and J.P. Morgan Chase Bank, N.A., as Sole Bookrunner and Sole Lead Arranger (filed as Exhibit 10.5F to Form 10-K (File No. 001-36104) filed March 12, 2022 and incorporated herein by reference).
10.5G	Amendment No. 7 dated May 31, 2022, to the Second Amended and Restated Credit Agreement dated as of August 7, 2019, among Potbelly Sandwich Works, LLC, the other Loan Parties party thereto, the Lenders party thereto, and JPMorgan Chase Bank N.A., as Administrative Agent and J.P. Morgan Chase Bank, N.A., as Sole Bookrunner and Sole Lead Arranger (filed as Exhibit 10.1 to Form 10-Q (File No. 001-36104) filed June 26, 2022 and incorporated herein by reference).
10.5H	Amendment No. 8 dated September 23, 2022, to the Second Amended and Restated Credit Agreement dated as of August 7, 2019, among Potbelly Sandwich Works, LLC, the other Loan Parties party thereto, the Lenders party thereto, and JPMorgan Chase Bank N.A., as Administrative Agent and J.P. Morgan Chase Bank, N.A., as Sole Bookrunner and Sole Lead Arranger (filed as Exhibit 10.1 to Form 10-Q (File No. 001-36104) filed September 25, 2022 and incorporated herein by reference).
10.6	Credit and Guaranty Agreement, dated as of February 7, 2023, among Potbelly Corporation, the other loan parties named therein, Sagard Holdings Manager LP, as administrative agent, and the lenders set forth therein (filed as Exhibit 10.1 to Form 8-K (File No. 001-36104) filed February 10, 2022 and incorporated herein by reference).
10.7	Form of Warrant to Purchase Common Stock to be issued pursuant to the Securities Purchase Agreement (filed as Exhibit 10.2 to Form 8-K (File No. 001-36104) filed February 10, 2021 and incorporated herein by reference).
10.8	Equity Sales Agreement, dated as of November 3, 2021, by and between Potbelly Corporation and William Blair & Company, L.L.C. (filed as Exhibit 1.1 to Form 8-K (File No. 001-36104) filed on November 4, 2021 and incorporated herein by reference).
10.9	Form of Registration Rights Agreement to be entered into by and among the Company and the persons party thereto (filed as Exhibit 10.3 to Form 8-K (File No. 001-36104) filed February 10, 2021 and incorporated herein by reference).
10.10	Executive Employment Agreement, dated April 6, 2020, between Potbelly Corporation and Steve Cirulis (filed as Exhibit 10.1 to Form 8-K (File No. 001-36104) filed April 13, 2020 and incorporated herein by reference). †
10.11	Executive Employment Agreement, dated July 20, 2020, between Potbelly Corporation and Robert D. Wright (filed as Exhibit 10.1 to Form 8-K (File No. 001-36104) filed July 20, 2020 and incorporated herein by reference). †

Exhibit Number	Description of Exhibit
10.12	Executive Employment Agreement, dated August 28, 2020, between Potbelly Corporation and Adam Noyes (filed as Exhibit 10.1 to Form 8-K (File No. 001-36104) filed September 1, 2020 and incorporated herein by reference). †
10.13	Executive Employment Agreement, dated September 30, 2019, between Potbelly Corporation and Jeff Douglas †
10.14	Executive Employment Agreement, dated November 11, 2020, between Potbelly Corporation and Adiya Dixon †
10.15	Form of stock option agreement for grants for non-employee directors pursuant to 2004 Equity Incentive Plan (filed as Exhibit 10.13 to Form S-1 (File No. 333-190893) filed August 29, 2013 and incorporated herein by reference). †
10.16	Form of stock option agreement pursuant to 2013 Long-Term Incentive Plan (filed as Exhibit 10.14 to Form S-1 (File No. 333-190893) filed August 29, 2013 and incorporated herein by reference) †
10.17	Form of Restricted Stock Unit Award Agreement pursuant to 2019 Long-Term Incentive Plan, As Amended and Restated (filed as Annex A to the Definitive Proxy Statement (File No. 001-36104) filed May 20, 2020 and incorporated herein by reference)
10.18	Form of Director Restricted Stock Unit Award Agreement for non-employee directors pursuant to 2019 Long-Term Incentive Plan, As Amended and Restated
10.19	Restricted Stock Unit Inducement Award Agreement effective as of August 5, 2020, between Potbelly Corporation and Robert D. Wright (filed as Exhibit 10.5 to Form 10-Q (File No. 001-36104) filed November 5, 2020 and incorporated herein by reference). †
10.20	Restricted Stock Unit Inducement Award Agreement effective as of August 28, 2020, between Potbelly Corporation and Adam Noyes (filed as Exhibit 10.6 to Form 10-Q (File No. 001-36104) filed November 5, 2020 and incorporated herein by reference). †
10.21	Employment Agreement Amendment, dated November 2, 2022, between Potbelly Corporation and Robert D. Wright (filed as Exhibit 10.1 to Form 8-K (File No. 001-36104) filed November 2, 2022 and incorporated herein by reference). †
10.22	Form of Performance Stock Unit Award Agreement pursuant to 2019 Long-Term Incentive Plan, As Amended and Restated. †
21.1	Subsidiaries of the Registrant
23.1	Consent of Deloitte & Touche LLP
24.1	Power of Attorney (included on signature page)
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Extension Calculation Linkbase
101.DEF	XBRL Taxonomy Extension Definition Linkbase

Exhibit Number	Description of Exhibit
101.LAB	XBRL Taxonomy Extension Label Linkbase
101.PRE	XBRL Taxonomy Extension Presentation Linkbase
†	Management contract or compensatory plan

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, Potbelly Corporation has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POTBELLY CORPORATION

Dated:	March 2, 2023	/s/ Robert D. Wright
		Robert D. Wright
		Chief Executive Officer and President
Dated:	March 2, 2023	/s/ Steven Cirulis
		Steven Cirulis
		Chief Financial Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Robert Wright and Adiya Dixon and each of them, his or her true and lawful attorneys-in-fact, each with full power of substitution, for him or her in any and all capacities, to sign any amendments to this report on Form 10-K and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact or their substitute or substitutes may do or cause to be done by virtue hereof. Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Robert D. Wright Robert D. Wright	Chief Executive Officer and President; Director (Principal Executive Officer)	March 2, 2023
/s/ Steven Cirulis Steven Cirulis	Senior Vice President, Chief Financial Officer, Chief Strategy Officer (Principal Financial Officer, Principal Accounting Officer)	March 2, 2023
/s/ Joseph Boehm Joseph Boehm	Director	March 2, 2023
/s/ Adrian Butler Adrian Butler	Director	March 2, 2023
/s/ David T. Pearson David T. Pearson	Director	March 2, 2023
/s/ David Head David Head	Director	March 2, 2023
/s/ David Near David Near	Director	March 2, 2023
/s/ Jill Sutton Jill Sutton	Director	March 2, 2023
/s/ Vann Avedisian Vann Avedisian	Director	March 2, 2023
/s/ Todd W. Smith Todd W. Smith	Director	March 2, 2023

[THIS PAGE INTENTIONALLY LEFT BLANK]

Executive Officers

Robert D. Wright
President,
Chief Executive Officer

Steven Cirulis
Senior Vice President,
Chief Financial Officer and
Chief Strategy Officer

David Daniels
Senior Vice President,
Chief Marketing Officer

Adiya Dixon
Senior Vice President,
Chief Legal Officer, Chief
Compliance Officer
and Secretary

Jeffrey Douglas
Senior Vice President,
Chief Information Officer

Adam Noyes
Senior Vice President,
Chief Operating Officer

Larry Strain
Chief Development Officer

Board of Directors

Joseph Boehm
Chairman of the Board

Vann Avedisian

Adrian Butler

David Head

David Near

David Pearson

Todd Smith

Jill Sutton

Robert D. Wright

Corporate Headquarters

111 N. Canal Street
Suite 325
Chicago, Il 60606

Transfer Agent

American Stock Transfer & Trust Company, LLC

Address:
Operations Center
6201 15th Avenue
Brooklyn, NY 11219

Telephone:
(800) 937-5449 or (718) 921-8124

Website:
http://www.amstock.com/

Investor Relations

PBPB@alpha-ir.com
312-445-2870

Biographies of the directors and executive officers are contained respectively under the headings Director Biographies on pg. 11 and Executive Officers on pg. 27 of the proxy statement, which is included with this Annual Report.

Forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, are made throughout this Annual Report.

They appear in a number of places throughout this Annual Report and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the industry in which we operate. For a discussion of certain risks and uncertainties that may affect our future results, please see "Business" in Item 1, "Risk Factors" in Item 1A and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Item 7.

